Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein remains strictly confidential

As Confidentially Submitted to the Securities and Exchange Commission on December 3, 2020

File No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

GrandSouth Bancorporation

(Exact name of registrant as specified in its charter)

South Carolina	57-1104394
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

381 Halton Road, Greenville, South Carolina	29607
(Address of principal executive offices)	(Zip Code)

864-770-1000

(Registrant’s telephone number, including area code)

Securities to be registered under Section 12(b) of the Exchange Act: None

Securities to be registered under Section 12(g) of the Exchange Act:

Common Stock, no par value per share

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company.  See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Word or phrases such as “will,” “may,” “could,” “expect,” “believe,” “plan,” “would be,” “will allow,” “intends to,” “will likely result,” “are expected to,” “should,” “anticipate,” and similar expressions are meant to identify “forward-looking statements.” Such forward-looking statements speak only as of the date made, and various factors, including, but not limited to, the following could cause actual results to differ materially from those expressed in, or implied by, such forward-looking statements:

•	Restrictions or conditions imposed by our regulators on our operations;
•	Increases in competitive pressure in the banking and financial services industries;
•	Changes in access to funding or increased regulatory requirements with regard to funding;
•	Changes in deposit flows;
•	Credit losses as a result of declining real estate values, increasing interest rates, increasing unemployment, changes in payment behavior or other factors;
•	Credit losses due to loan concentration;
•	Changes in the amount of our loan portfolio collateralized by real estate and weaknesses in the real estate market;
•	Our ability to attract and retain key personnel;
•	The success and costs of our expansion into potential new markets;
•	Changes in the interest rate environment which could reduce anticipated or actual margins;
•	Changes in political conditions or the legislative or regulatory environment, including governmental initiatives affecting the financial services industry, including, but not limited to, the Coronavirus Aid, Relief, and Economic Security Act, or “CARES Act”;
•	Changes in economic conditions in the United States and the strength of the local economies in which we conduct our operations, including, but not limited to, due to the negative impacts and disruptions resulting from the outbreak of COVID-19 on the economies and communities we serve, which may have an adverse impact on our business, operations and performance, and could have a negative impact on our credit portfolio, share price, borrowers, and on the economy as a whole, both domestically and globally;
•	Changes occurring in business conditions and inflation;
•	Increased cybersecurity risk, including potential business disruptions or financial losses;
•	Changes in technology;
•	The adequacy of the level of our allowance for loan losses and the amount of loan loss provisions required in future periods;
•	Examinations by our regulatory authorities, including the possibility that the regulatory authorities may, among other things, require us to increase our allowance for loan losses or write-down assets;
•	Changes in monetary and tax policies;
•	Risks associated with actual or potential litigation or investigations by customers, regulatory agencies or others;
•	The rate of delinquencies and amounts of loans charged-off;
•	The rate of loan growth in recent years and the lack of seasoning of a portion of our loan portfolio;
•	Our ability to maintain appropriate levels of capital and to comply with our capital ratio requirements;
•	Adverse changes in asset quality and resulting credit risk-related losses and expenses;
•	Changes in accounting policies, practices or guidelines; and
•	Adverse effects of failures by our vendors to provide agreed upon services in the manner and at the cost agreed;
•	The potential effects of events beyond our control that may have a destabilizing effect on financial markets and the economy, such as epidemics and pandemics, including the potential effects of COVID-19 on trade (including supply chains and export levels, travel, employee activity and other economic activities), war or terrorist activities, essential utility outages or trade disputes and tariffs.

These risks, uncertainties and factors include those we discuss in this registration statement under “Item 1A, Risk Factors,” which also may affect actual outcomes. You should read these risk factors and the other cautionary statements made in this registration statement as being applicable to all related forward-looking statements wherever they appear in this registration statement. The forward-looking statements made in this registration statement relate only to events as of the date on which the statements are made. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Summary of Material Risks

Investment in our common stock involves risk. An investor or potential investor should consider the risks summarized in this section when making investment decisions regarding our common stock.

Risks Related to Economic Conditions, Including as a Result of the COVID-19 Pandemic

•	The COVID-19 pandemic has adversely affected our business, financial condition and results of operations, and the ultimate impacts of the pandemic on our business, financial condition and results of operations will depend on future developments and other factors that are highly uncertain.
•	Our business may be adversely affected by conditions in the financial markets and economic conditions generally.
•	Changes in U.S. trade policies and other factors beyond our control, including the imposition of tariffs and retaliatory tariffs and the impacts of epidemics or pandemics (particularly COVID-19), may adversely impact our business, financial condition and results of operations.
•	A significant portion of our loan portfolio is secured by real estate, and events that negatively impact the real estate market could hurt our business.
•	We have a concentration of credit exposure in floor plan inventory financing to small automobile dealers which could be more significantly impacted by an economic downturn.
•	Changes in the financial markets could impair the value of our available-for-sale investment portfolio.
•	We are subject to interest rate risk, which could adversely affect our financial condition and profitability.
•	Continued uncertainty regarding, and potential deterioration in, the fiscal position of the U.S. federal government and possible downgrades in U.S. Treasury and federal agency securities could adversely affect us and our banking operations.

Risks Related to Lending Activities

•	Our decisions regarding credit risk and reserves for loan losses may materially and adversely affect our business.
•	We may have higher loan losses than we have allowed for in our allowance for loan losses.
•	We are exposed to higher credit risk related to our commercial real estate, commercial, financial and agriculture, and real estate construction and land development lending.
•	If we fail to effectively manage credit risk, our business and financial condition will suffer.
•	Our underwriting decisions may materially and adversely affect our business.

Risks Related to Laws and Regulations

•	As a participating lender in the Small Business Administration (“SBA”) Paycheck Protection Program (“PPP”), we are subject to additional risks of litigation from our customers or other parties regarding our processing of loans for the PPP and risks that the SBA may not fund some or all PPP loan guaranties.
•	Uncertainty relating to the London Inter-bank Offered Rate, or LIBOR, calculation process and potential phasing out of LIBOR may adversely affect us.
•	Imposition of limits by the bank regulators on commercial and multi-family real estate lending activities could curtail our growth and adversely affect our earnings.
•	Higher Federal Deposit Insurance Corporation (“FDIC”) deposit insurance premiums and assessments could adversely affect our financial condition.
•	Our use of third-party vendors and our other ongoing third-party business relationships are subject to increasing regulatory requirements and attention.
•	We are subject to extensive regulation that could restrict our activities, have an adverse impact on our operations, and impose financial requirements or limitations on the conduct of our business.
•	The financial services industry may be subject to new legislation, regulation and governmental policy.
•	We are subject to strict capital requirements, which could be amended to be more stringent, in the future.
•	Federal, state and local consumer lending laws restrict our ability to originate certain mortgage loans and increase our risk of liability with respect to such loans and increase our cost of doing business.
•	We are subject to federal and state fair lending laws, and failure to comply with these laws could lead to material penalties.
•	New accounting standards may require us to increase our allowance for loan losses and may have a material adverse effect on our financial condition and results of operations.
•	The Federal Reserve Board may require us to commit capital resources to support the Bank.
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Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

•	Failure to comply with government regulation and supervision could result in sanctions by regulatory agencies, civil money penalties, and damage to our reputation.
•	We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.
•	Environmental liability associated with commercial lending could result in losses.
•	From time to time we are, or may become, involved in suits, legal proceedings, information-gatherings, investigations and proceedings by governmental and self-regulatory agencies that may lead to adverse consequences.

Risks Related to Operations

•	Liquidity needs could adversely affect our financial condition and results of operations.
•	New or acquired banking office facilities and other facilities may not be profitable.
•	We are dependent on key individuals, and the loss of one or more of these key individuals could curtail our growth and adversely affect our prospects.
•	Our historical operating results may not be indicative of our future operating results.
•	New lines of business or new products and services may subject us to additional risk.
•	We are subject to losses due to errors, omissions or fraudulent behavior by our employees, clients, counterparties or other third parties.
•	A failure in or breach of our operational or security systems or infrastructure, or those of our third party vendors and other service providers or other third parties, including as a result of cyber-attacks, could disrupt our businesses, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs, and cause losses.

Risks Related to Our Industry

•	We could experience a loss due to competition with other financial institutions or nonbank companies.
•	We may be adversely affected by the soundness of other financial institutions.
•	Failure to keep pace with technological change could adversely affect our business.
•	Consumers may decide not to use banks to complete their financial transactions.
•	We are at risk of increased losses from fraud.
•	Negative public opinion surrounding our Bank and the financial institutions industry generally could damage our reputation and adversely impact our earnings.

Risks Related to an Investment in Our Common Stock

•	Our ability to pay cash dividends is limited, and we may be unable to pay future dividends even if we desire to do so.
•	Our stock price may be volatile, which could result in losses to our investors and litigation against us.
•	Our principal shareholders and management own a significant percentage of our voting shares and are able to exercise significant influence over our business and have the power to block transactions that could benefit our other shareholders.
•	Securities analysts may not initiate coverage or continue to cover our common stock.
•	Future sales of our stock by our shareholders or the perception that those sales could occur may cause our stock price to decline.
•	Economic and other circumstances may require us to raise capital at times or in amounts that are unfavorable to us.
•	The obligations associated with being a public company will require significant resources and management attention, which will increase our costs of operation and may divert focus from our business operations.
•	Failure to establish and maintain effective internal controls over financial reporting could have an adverse effect on our business and results of operations.
•	Provisions of our articles of incorporation and bylaws, South Carolina law, and state and federal banking regulations, could delay or prevent a takeover by a third party.
•	An investment in our common stock is not an insured deposit.

General Risk Factors

•	We may be exposed to a need for additional capital resources in the future and these capital resources may not be available when needed or at all.
•	We are party to various claims and lawsuits incidental to our business. Litigation is subject to many uncertainties such that the expenses and ultimate exposure with respect to many of these matters cannot be ascertained.

For a more complete discussion of the material risks facing our business, see Item 1A – Risk Factors.

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Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Voluntary Filing

At the request of certain holders of our common stock, who had the right to require us to register our common stock under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”), we have voluntarily filed this registration statement on Form 10 to become a reporting company under the Exchange Act. Following the effective date of this registration statement, we will be obligated to file various reports required by the Exchange Act, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K.

Unless the context indicates otherwise, all references in this registration statement to “we,” “us,” and “our” refer to GrandSouth Bancorporation and our wholly owned subsidiary, GrandSouth Bank, except that in the discussion of our capital stock and related matters, these terms refer solely to GrandSouth Bancorporation and not to the Bank. All references to the “Company” refer to GrandSouth Bancorporation only, and all references to the “Bank” refer to GrandSouth Bank only.

Item 1.  Business

General Overview

GrandSouth Bancorporation was incorporated in 2000 under the laws of South Carolina and is a bank holding company registered under the Bank Holding Company Act of 1956. The Company’s primary purpose is to serve as the holding company for the Bank. On October 2, 2000, pursuant to a Plan of Exchange approved by the shareholders of the Bank, all of the outstanding shares of capital stock of the Bank were exchanged for shares of the Company, and the Company became the owner of all of the outstanding capital stock of the Bank. The Company presently engages in no business other than that of owning the Bank.

The Company has one non-bank subsidiary, GrandSouth Capital Trust I (“GrandSouth Trust”), a Delaware statutory trust that was formed to facilitate the issuance of trust preferred securities. GrandSouth Trust is not consolidated in the Company’s financial statements.

GrandSouth Bank is a South Carolina state-chartered commercial bank, which was incorporated and commenced operations in 1998. The Bank’s business consists primarily of accepting deposits from individuals and small businesses and investing those deposits, together with funds generated from operations and borrowings, primarily in loans secured by real estate, including commercial real estate loans, one-to-four family residential mortgage loans, construction and development loans, and home equity loans and lines of credit. In addition, we originate commercial business loans and invest in investment securities. We also provide specialty floor plan lending to small auto dealerships through a separate division of the Bank under the trade name “Carbucks.” We offer a variety of deposit accounts, including savings accounts, certificates of deposit, money market accounts, commercial and regular checking accounts, and individual retirement accounts. The Bank has seven retail offices located across South Carolina.

We have two reportable segments—(i) the Bank, excluding Carbucks (“Core Banking”), and (ii) Carbucks, as described below. These reportable segments represent the distinct product lines that we offer and are viewed separately by our management for strategic planning purposes.

Core Banking. Our primary business is to provide traditional deposit and lending products and services to our commercial and retail banking clients through the Bank.

Carbucks. Our Carbucks segment provides specialty floor plan lending to small auto dealerships in over 20 states through a separate division of the Bank.

As of September 30, 2020, on a consolidated basis, our total assets were approximately $1.0 billion, our total loans receivable were approximately $839.6 million, our total deposits were approximately $885.2 million, and our total stockholders’ equity was approximately $83.1 million. Our main office is located at 381 Halton Road, Greenville, South Carolina 29607.

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Confidential Treatment Requested by GrandSouth Bancorporation

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Recent Developments – COVID-19 Pandemic

The COVID-19 pandemic, which was declared a national emergency in the United States in March 2020, continues to create extensive disruptions to the global economy and financial markets and to business and the lives of individuals throughout the world. In particular, the COVID-19 pandemic has severely restricted the level of economic activity in our markets. Federal and state governments have taken, and may continue to take, unprecedented actions to contain the spread of the disease, including quarantines, travel bans, shelter-in-place orders, closures of businesses and schools, fiscal stimulus, and legislation designed to deliver monetary aid and other relief to businesses and individuals impacted by the pandemic. Although in various locations certain activity restrictions have been relaxed and businesses and schools have reopened with some level of success, in many states and localities the number of individuals diagnosed with COVID-19 has increased significantly, which may cause a freezing or, in certain cases, a reversal of previously announced relaxation of activity restrictions and may prompt the need for additional aid and other forms of relief.

The impact of the COVID-19 pandemic is fluid and continues to evolve, adversely affecting many of our customers. The unprecedented and rapid spread of COVID-19 and its associated impacts on trade (including supply chain and export levels), travel, employee productivity, unemployment, consumer spending, and other economic activities has resulted in less economic activity, lower equity market valuations and significant volatility and disruption in the financial markets. In addition, due to the COVID-19 pandemic, market interest rates have declined significantly, with the 10-year Treasury bond falling below 1.00% on March 3, 2020 for the first time. On March 3, 2020, the Federal Open Market Committee reduced the target federal funds interest rate range by 50 basis points to 1.00% to 1.25%. This range was further reduced to 0% to 0.25% on March 16, 2020. These reductions in interest rates, and the other effects of the COVID-19 pandemic have had, and are expected to continue to have, possibly materially, an adverse effect on our business, financial condition and results of operations. The ultimate extent of the impact of the COVID-19 pandemic on our business, financial condition and results of operations is currently uncertain and the timing and pace of recovery will depend on various developments and other factors, including, among others, the duration and scope of the pandemic, as well as governmental, regulatory and private sector responses to the pandemic, and the associated impacts on the economy, financial markets and our customers, employees and vendors.

For additional information regarding the impact of COVID-19 on our financial condition and results of operations, see Item 2, Financial Information—Management’s Discussion and Analysis of Financial Conditions and Results of Operations.

Other Recent Developments

On October 21, 2020, the Company’s board of directors approved regular cash dividends of $0.08 per common share and $0.084 per Series A preferred share payable on November 20, 2020 to shareholders of record on November 4, 2020.

On November 13, 2020, the Company issued $18.0 million of fixed-to-floating subordinated debt. The subordinated debt bears a fixed rate of 4.375% through November 15, 2025, after which it will convert to a floating rate, adjusted quarterly, equal to the three-month secured overnight financing rate plus 416 basis points, through the November 13, 2030 maturity date. Payments will be made semi-annually in arrears beginning May 15, 2021 through November 15, 2025 and will adjust to quarterly payments through the maturity date. The subordinated debt is redeemable at the option of the Company on or after the fifth anniversary of the issue date.

On November 13, 2020, the Bank purchased property located at 1063 Morrison Drive, Charleston, South Carolina for $2.4 million to relocate its full-service branch located at 291 East Bay Street, Charleston, South Carolina that is currently leased. Management anticipates relocating the branch in the third quarter of 2021.

On November 14, 2020, the Bank opened its eighth full-service branch at 2204 August Street, Greenville, South Carolina 29605.

Strategic Plan

Growth strategy - We provide personalized banking services to satisfy the needs of our customers, while investing our funds in accordance with sound banking practices and striving to earn the maximum profit for shareholders. Our growth strategy has the following key components:

•	Expanding our branch network to build a growing base of low-cost deposits to fund loan growth;

•	Expanding our lending activities while maintaining excellent asset quality;
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Confidential Treatment Requested by GrandSouth Bancorporation

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•	Continuing our practice of hiring seasoned bankers to promote continuous long-term customer relationships;

•	Capitalizing on the continued consolidation in the financial institutions industry to increase our customer base and market share of deposits; and

•	Continuing to provide specialty floor plan lending to small auto dealerships through Carbucks in a profitable manner that contributes substantially to our net interest income.

Business strategy – We focus on developing banking relationships with small businesses and individuals located in our markets. Our current business strategy includes the following:

•	Growing our personal checking, commercial checking, savings and money market accounts, which are considered “core” transaction accounts;

•	Expanding our loan portfolio through traditional community bank lending and through our specialty automobile floor-plan financing division, Carbucks;

•	Promoting continuous long-term relationships between account officers and customers by minimizing transfers of account officers to different customers, departments or locations;

•	Continuing to make the credit needs of our communities a priority by making credit decisions locally and quickly.

Market Area

The Bank was organized for the primary purpose of promoting home ownership through mortgage and commercial lending, financed by locally gathered deposits and currently operates seven branches across South Carolina. South Carolina is in the southern region of the United States, which is one of the fastest growing areas in the country. Greenville, South Carolina, where the Company and the Bank are headquartered, is the largest city in the Greenville-Anderson, South Carolina Metropolitan Statistical Area (the “Greenville Market”), and the upstate of South Carolina and is our primary target market for the next few years.

From 2010 to 2020, the combined population of the Greenville Market grew at a compound annual growth rate of 1.14% to 922,974 and continued growth is expected for the foreseeable future. Median household income in the Greenville Market was $57,828 in 2020. FDIC insured deposits in the Greenville Market increased by 19.4% from 2019 to 2020, totaling $20.8 billion at June 30, 2020, the latest date for which such data is available, of which 3.2%, or $664.2 million, were held by GrandSouth Bank.

The Greenville Market is economically diverse with major industries including the automobile industry, health and pharmaceuticals, manufacturing, and academic institutions. Located adjacent to major transportation corridors such as Interstates 85 and 26 and centrally located between Charlotte, North Carolina and Atlanta, Georgia, the Greenville Market is consistently recognized nationally as an area for business growth and relocation. Data obtained through S&P Global Market Intelligence projects population growth in the Greenville Market of 4.2% from 2020 to 2026.

In addition to the Greenville Market, we also focus on the Charleston-North Charleston, South Carolina Metropolitan Statistical Area (the “Charleston Market”) and the Columbia, South Carolina Metropolitan Statistical Area (the “Midlands Market”).

From 2010 to 2020, the combined population of the Charleston Market grew at a compound annual growth rate of 1.99% to 809,100. Median household income in the Charleston Market was $67,422 in 2020. FDIC insured deposits in the Charleston Market increased by 18.5% from 2019 to 2020, totaling $17.5 billion at June 30, 2020, the latest date for which such data is available.

The Charleston Market is the home to the Port of Charleston, one of the busiest container ports along the Southeast and Gulf Coasts, as well as a number of national and international manufacturers, including Boeing South Carolina and Robert Bosch LLC. The region also benefits from a thriving tourism industry. In addition, a number of academic institutions are located within the region, including the Medical University of South Carolina, The Citadel, and The College of Charleston, among others. The Charleston Market also hosts military installations for the U.S. Navy, Marine Corps, Air Force, Army and Coast Guard.

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From 2010 to 2020, the combined population of the Midlands Market grew at a compound annual growth rate of 0.96% to 844,469. Median household income in the Midlands Market was $59,033 in 2020. FDIC insured deposits in the Midlands Market increased by 22.5% from 2019 to 2020, totaling $24.2 billion at June 30, 2020, the latest date for which such data is available.

The Midlands Market is located in the center of the state between the Upstate region and the coastal cities of Charleston and Myrtle Beach. The area’s central location has contributed greatly to its commercial appeal and growth, and the market benefits from a diverse economy composed of advanced manufacturing, healthcare, technology, shared services, logistics, and energy. The largest employers in the Midlands Market include the U.S. Army’s Fort Jackson, the University of South Carolina, Prisma Health, Blue Cross Blue Shield, and Lexington Medical Center. Data obtained through S&P Global Market Intelligence projects population growth in the Midlands Market of 5.75% from 2020 to 2026.

Competition

The banking business is highly competitive.  Competition among financial institutions is based on interest rates offered on deposit accounts, interest rates charged on loans, other credit and service charges relating to loans, the quality and scope of the services rendered, the convenience of banking facilities, and, in the case of loans to commercial borrowers, relative lending limits.  We compete with commercial banks, credit unions, savings institutions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as super-regional, national and international financial institutions that operate offices in our market areas and elsewhere.

We compete with these institutions both in attracting deposits and in making loans.  In addition, we have to attract our customer base from other existing financial institutions and from new residents.  Many of our competitors are well-established, larger financial institutions, such as Bank of America, TD Bank, Wells Fargo and Truist Bank.  These institutions offer some services, such as extensive and established branch networks, that we do not provide.  In addition, many of our non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks.

We believe the financial services industry will likely continue to become more competitive as further technological advances enable more financial institutions to provide expanded financial services without having a physical presence in our markets. Because larger competitors have advantages in attracting business from larger corporations, we do not generally compete for that business. Instead, we concentrate our efforts on attracting the business of individuals and small- to medium-size businesses. With regard to such accounts, we generally compete on the basis of customer service and responsiveness to customer needs, the convenience of our offices and hours, and the availability and pricing of our products and services.

We believe our commitment to quality and personalized banking services through our culture is a factor that contributes to our competitiveness and success.

Segment Information

Reference is made to Note 11 “Reportable Segments” to the consolidated financial statements included under Item 13 -“Financial Statements and Supplementary Data.”

Lending Activities

General

We emphasize a range of lending services, including real estate, commercial and consumer loans.

To address the risks inherent in making loans, our management maintains an allowance for loan losses based on, among other things, periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, evaluation of loan loss experience, the amount of past due and nonperforming loans, current and anticipated economic changes and the values of certain loan collateral. Based upon such factors, management makes various assumptions and judgments about the ultimate collectability of the loan portfolio and provides an allowance for loan losses to cover the estimated losses inherent in the loan portfolio. However, because there are certain risks that cannot be precisely quantified, management’s judgment of the allowance is approximate and imprecise. The adequacy and methodology of the allowance for loan losses is subject to regulatory examination and compared to a peer group of financial institutions identified by the regulatory agencies.

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During 2020, we have continued to re-evaluate our lending activities in light of the significant impact on the economy that has resulted from the COVID-19 pandemic. The COVID-19 pandemic may increase the risk of nonpayment by our borrowers for all types of loans that we make.

Real Estate Loans

A major component of our loan portfolio is loans secured by first or second mortgages on residential and commercial real estate. These loans generally consist of commercial real estate loans, construction and development loans and residential real estate loans (including home equity and second mortgage loans). These loans include interest rates that may be fixed or adjustable and are generally charged origination fees. We seek to manage credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied office and retail buildings where the loan-to-value ratio, established by independent appraisals, generally does not exceed 85 to 90%. The loan-to-value ratio for first and second residential real estate loans and for construction loans generally does not exceed 80 to 90%. In addition, we may require personal guarantees by the principal owner(s) of the property serving as collateral for a real estate loan.

The principal economic risk associated with all loans, including real estate loans, is the creditworthiness of our borrowers. The ability of a borrower to repay a real estate loan depends upon several economic factors, including employment levels and fluctuations in the value of real estate. In the case of a real estate construction loan, there is generally no income from the underlying property during the construction period. In the case of a real estate purchase loan, the borrower may be unable to repay the loan at the end of the loan term and may thus be forced to refinance the loan at a higher interest rate, or, in certain cases, the borrower may default as a result of its inability to refinance the loan. Each of these factors increases the risk of nonpayment by the borrower.

We face additional credit risks to the extent that we engage in making adjustable rate mortgage loans (“ARMs”). In the case of an ARM, as interest rates increase, the borrower’s required payments increase, thus increasing the potential for default. The marketability of all real estate loans, including ARMs, is also generally affected by the prevailing level of interest rates.

Commercial Loans

We make loans for commercial purposes in various lines of business. The terms of these loans are structured on a case-by-case basis to best serve customer-specific needs. Our commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), loans for business expansion (including acquisition of real estate and improvements), and loans for purchases of equipment and machinery. Working capital loans typically have terms not exceeding one year and are usually secured by accounts receivable, inventory or personal guarantees of the principals of the business. Loans for business expansion typically have terms of five years or less and are secured by various business assets. Equipment loans are typically made for a term of five years or less at either fixed or variable rates, with the loan fully amortized over the term and secured by the financed equipment.

The risks associated with commercial loans vary with many economic factors, including the economy in our market area. The well-established banks in our market area make proportionately more loans to medium- to large-sized businesses than we make. Many of our commercial loans are made to small- to medium-sized businesses, which typically have shorter operating histories, and less sophisticated record-keeping systems than larger entities. As a result, these smaller entities may be less able to withstand adverse competitive, economic and financial conditions than larger borrowers. In addition, because payments on these commercial loans generally depend to a large degree on the results of operations and management of the properties, repayment of such loans may be subject, to a greater extent than other loans, to adverse conditions in the real estate market or the economy.

Through our Carbucks division, we also provide financing for independent automobile dealers located in more than 20 states, primarily in the southeastern United States, for the purpose of acquiring used automobile inventory. This type of “floor plan” inventory financing provides commercial lines of credit to fund the purchase of specific units of inventory and allows borrowers to hold the inventory for sale for periods of up to 180 days. There is little concentration in the customer base either geographically or by account. We monitor this portfolio by maintaining title of inventory until the unit is sold and perform frequent field audits to verify that the underlying collateral remains unsold and on each dealer’s lot. Yields on this type of financing are significantly higher than other forms of commercial lending, which partially offset the higher historical losses and overhead required for monitoring. We currently seek to limit our total exposure to this type of lending to 175% of the Bank’s Tier 1 capital. Because loans to finance automobile inventory for independent automobile dealers are secured by used motor vehicles these loans are subject to adverse conditions in the automobile market including risks associated with declining values.

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Consumer Loans

We make a variety of loans to individuals for personal and household purposes, including secured and unsecured installment and term loans, home equity loans and lines of credit and unsecured revolving lines of credit such as credit cards. The secured installment and term loans to consumers generally consist of loans to purchase automobiles, boats, recreational vehicles, mobile homes and household furnishings, with the collateral for each loan being the purchased property. The underwriting criteria for home equity loans and lines of credit is generally the same as a first mortgage loan as described above. These loans typically mature 15 years or less after origination, unless renewed or extended.

Consumer loans generally involve greater credit risk than other loans because of the type and nature of the underlying collateral or because of the absence of collateral. Consumer loan repayments are dependent on the borrower’s continuing financial stability and are likely to be adversely affected by job loss, divorce and illness. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans in the case of default. In most cases, any repossessed collateral will not provide an adequate source of repayment of the outstanding loan balance. Although the underwriting process for consumer loans includes a comparison of the value of the collateral, if any, to the proposed loan amount, we cannot predict the extent to which the borrower’s ability to pay, and the value of the collateral, will be affected by prevailing economic and other conditions.

Loan Approval and Review

Our loan approval policies provide for various levels of officer lending authority, which are determined by our board of directors. When the amount of aggregate loans to a single borrower exceeds an individual officer’s lending authority, the loan request is considered and approved by an officer with a higher lending limit, the management loan committee, or the board of directors. We will not make loans to any director or executive officer of the Bank unless the loan is approved by the Bank’s board of directors, or a committee thereof. Other officer and employee loans are approved by the Chief Credit Officer. These loans will be made on terms not materially more favorable to such person than would be available to a person not affiliated with the Bank

Our lending activities are subject to a variety of lending limits imposed by federal law. In general, the Bank is subject to a legal limit on loans to a single borrower equal to 15% of the Bank’s capital and unimpaired surplus. Based upon the capitalization of the Bank at September 30, 2020, the maximum amount we could lend to one borrower is $16.2 million. However, our internal lending limit at September 30, 2020 is $9.7 million and may vary based on our assessment of specific lending relationships. The board of directors will adjust the internal lending limit as deemed necessary to continue to mitigate risk and serve the Bank’s clients. The Bank’s legal lending limit will increase or decrease in response to increases or decreases in the Bank’s level of capital. We are able to sell participations in our larger loans to other financial institutions, which allows us to manage the risk involved in these loans and to meet the lending needs of our clients requiring extensions of credit in excess of these limits.

Deposit Products and Other Sources of Funds

General

Deposits traditionally have been our primary source of funds for our investment and lending activities. Our primary outside borrowing source is the Federal Home Loan Bank (“FHLB”) of Atlanta. We have in the past used both brokered deposits and internet generated deposits to fund loan growth and to manage interest rate risk. Our additional sources of funds are scheduled loan payments, maturing investments, loan prepayments, retained earnings, and income on other earning assets.

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Confidential Treatment Requested by GrandSouth Bancorporation

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Deposits

We accept deposits primarily from within our primary market area. We have also used brokered and internet deposits as a source of funds. We rely on our competitive pricing and products, convenient locations and quality customer service to attract and retain deposits. Our branch network is well established in our primary market area. We offer a variety of deposit accounts with a range of interest rates and terms. Our deposit accounts consist of savings accounts, certificates of deposit, regular checking accounts, money market accounts and individual retirement accounts.

Interest rates paid, maturity terms, service fees and withdrawal penalties for our deposit accounts are revised on a periodic basis depending on our current operating strategies, market interest rates, our liquidity requirements and our deposit growth goal. Our retail customer deposits were $847.4 million at September 30, 2020, or 95.7% of our total deposits.

Borrowings

Our borrowings consist of advances from the FHLB and junior subordinated debentures. At September 30, 2020, FHLB advances totaled $21.0 million, or 2.3%, of total liabilities, and subordinated debentures totaled $18.1 million, or 2.0%, of total liabilities. At September 30, 2020, we had unused borrowing capacity with the FHLB of $8.5 million based on collateral pledged at that date. We had total additional credit availability with the FHLB of $275.4 million as of September 30, 2020 if additional collateral was pledged. Advances from the FHLB are secured by our investment in the common stock of the FHLB and approved loans in our one-to-four family residential and commercial loan portfolios.

Employees

As of September 30, 2020, we had 199 full-time equivalent employees.

General Corporate Information

Our principal executive offices are located at 381 Halton Road, Greenville, South Carolina, and may be contacted via telephone at 864-770-1000. Additional information can be found on our website at www.grandsouth.com. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this registration statement.

Public Information

After this registration statement becomes effective, we will file annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission (“SEC”). Our SEC filings will be available to the public on the SEC’s Internet site at http://www.sec.gov. You may also obtain these documents, free of charge, from the investor relations section of our website at http://www.grandsouth.com.

Supervision and Regulation

Both the Company and the Bank are subject to extensive state and federal banking laws and regulations that impose specific requirements or restrictions on and provide for general regulatory oversight of virtually all aspects of our operations. These laws and regulations are generally intended to protect depositors, not shareholders. Changes in applicable laws or regulations may have a material effect on our business and prospects.

The following discussion is not intended to be a complete list of all the activities regulated by the banking laws or of the impact of such laws and regulations on our operations. It is intended only to briefly summarize some material provisions. The following summary is qualified by reference to the statutory and regulatory provisions discussed.

Legislative and Regulatory Developments

Two older legislative and regulatory developments—the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and the Basel III-based capital rules—and one newer regulatory development implemented in response to the COVID-19 pandemic—the CARES Act—have had and will continue to have an impact on our operations.

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The Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Act was signed into law in July 2010 and impacts financial institutions in numerous ways, including:

•	The creation of a Financial Stability Oversight Council responsible for monitoring and managing systemic risk;
•	Granting additional authority to the Board of Governors of the Federal Reserve (the “Federal Reserve”) to regulate certain types of nonbank financial companies;
•	Granting new authority to the FDIC as liquidator and receiver;
•	Changing the manner in which deposit insurance assessments are made;
•	Requiring regulators to modify capital standards;
•	Establishing the Consumer Financial Protection Bureau (the “CFPB”);
•	Capping interchange fees that banks charge merchants for debit card transactions;
•	Imposing more stringent requirements on mortgage lenders; and
•	Limiting banks’ proprietary trading activities.

There are many provisions in the Dodd-Frank Act mandating regulators to adopt new regulations and conduct studies upon which future regulation may be based. While some have been issued, many remain to be issued. Governmental intervention and new regulations could materially and adversely affect our business, financial condition and results of operations.

The Economic Growth, Regulatory Relief, and Consumer Protection Act

On May 24, 2018, President Trump signed into law this major financial services reform bill.  The Economic Growth, Regulatory Relief, and Consumer Protection Act (the “Reform Law”) modifies or eliminates certain requirements on community and regional banks and nonbank financial institutions.  For instance, under the Reform Act and related rule making:

•	banks that have less than $10 billion in total consolidated assets and total trading assets and trading liabilities of less than five percent of total consolidated assets from Section 619 of the Dodd-Frank Act, known as the “Volcker Rule”, which prohibits “proprietary trading” and the ownership or sponsorship of private equity or hedge funds that are referred to as “covered funds”;
•	the asset threshold for bank holding companies to qualify for treatment under the “Small Bank Holding Company and Savings and Loan Holding Company Policy Statement” was raised from $1 billion to $3 billion, which exempts these institutions (including the Company) from certain regulatory requirements including the Basel III capital rules;
•	a new “community bank leverage ratio” was adopted, which is applicable to certain banks and bank holding companies with total assets of less than $10 billion (as described below under “Basel Capital Standards”); and
•	banks with up to $3 billion in total consolidated assets may be examined by their federal banking regulator every 18 months (as opposed to every 12 months).

Basel Capital Standards

Regulatory capital rules adopted in July 2013 and fully phased in as of January 1, 2019, which we refer to as Basel III, impose minimum capital requirements for bank holding companies and banks. The Basel III rules apply to all national and state banks and savings and loan associations regardless of size and bank holding companies and savings and loan holding companies other than “small bank holding companies,” generally holding companies with consolidated assets of less than $3 billion. The Company is currently considered a “small bank holding company.” More stringent requirements are imposed on “advanced approaches” banking organizations-those organizations with $250 billion or more in total consolidated assets, $10 billion or more in total foreign exposures, or that have opted into the Basel II capital regime.

The rules include certain higher risk-based capital and leverage requirements than those previously in place. Specifically, the following minimum capital requirements apply to the Bank:

•	a new common equity Tier 1 (“CET1”) risk-based capital ratio of 4.5%;
•	a Tier 1 risk-based capital ratio of 6%;
•	a total risk-based capital ratio of 8%; and
•	a leverage ratio of 4%.
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Confidential Treatment Requested by GrandSouth Bancorporation

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Under Basel III, Tier 1 capital includes two components: CET1 capital and additional Tier 1 capital. The highest form of capital, CET1 capital, consists solely of common stock (plus related surplus), retained earnings, accumulated other comprehensive income, otherwise referred to as AOCI, and limited amounts of minority interests that are in the form of common stock. Additional Tier 1 capital is primarily comprised of noncumulative perpetual preferred stock, Tier 1 minority interests and grandfathered trust preferred securities (as discussed below). Tier 2 capital generally includes the allowance for loan losses up to 1.25% of risk-weighted assets, qualifying preferred stock, subordinated debt and qualifying tier 2 minority interests, less any deductions in Tier 2 instruments of an unconsolidated financial institution. Cumulative perpetual preferred stock is included only in Tier 2 capital, except that the Basel III rules permit bank holding companies with less than $15 billion in total consolidated assets to continue to include trust preferred securities and cumulative perpetual preferred stock issued before May 19, 2010 in Tier 1 Capital (but not in CET1 capital), subject to certain restrictions. AOCI is presumptively included in CET1 capital and often would operate to reduce this category of capital. When implemented, Basel III provided a one-time opportunity at the end of the first quarter of 2015 for covered banking organizations to opt out of much of this treatment of AOCI. We made this opt-out election and, as a result, retained our pre-existing treatment for AOCI.

In addition, in order to avoid restrictions on capital distributions or discretionary bonus payments to executives, under Basel III, a banking organization must maintain a “capital conservation buffer” on top of its minimum risk-based capital requirements. This buffer must consist solely of CET1 capital, but the buffer applies to all three risk-based measurements (CET1, Tier 1 capital and total capital). The 2.5% capital conservation buffer was phased in incrementally over time, and became fully effective for us on January 1, 2019, resulting in the following effective minimum capital plus capital conservation buffer ratios: (i) a CET1 capital ratio of 7.0%, (ii) a Tier 1 risk-based capital ratio of 8.5%, and (iii) a total risk-based capital ratio of 10.5%.

On December 21, 2018, the federal banking agencies issued a joint final rule to revise their regulatory capital rules to (i) address the upcoming implementation of a new credit impairment model, the Current Expected Credit Loss, or CECL model, an accounting standard under generally accepted accounting principles in the United States of America (“GAAP”); (ii) provide an optional three-year phase-in period for the day-one adverse regulatory capital effects that banking organizations are expected to experience upon adopting CECL; and (iii) require the use of CECL in stress tests beginning with the 2020 capital planning and stress testing cycle for certain banking organizations that are subject to stress testing. We are currently evaluating the impact the CECL model will have on our accounting and expect to recognize a one-time cumulative-effect adjustment to our allowance for loan losses as of the beginning of the first quarter of 2023, the first reporting period in which the new standard is effective. At this time, we cannot yet reasonably determine the magnitude of such one-time cumulative adjustment, if any, or of the overall impact of the new standard on our business, financial condition or results of operations.

In November 2019, the federal banking regulators published final rules under the Reform Law (discussed above) implementing a simplified measure of capital adequacy for certain banking organizations that have less than $10 billion in total consolidated assets. Under the final rules, which went into effect on January 1, 2020, depository institutions and depository institution holding companies that have less than $10 billion in total consolidated assets and meet other qualifying criteria, including a leverage ratio of greater than 9%, off-balance-sheet exposures of 25% or less of total consolidated assets and trading assets plus trading liabilities of 5% or less of total consolidated assets, are deemed “qualifying community banking organizations” and are eligible to opt into the “community bank leverage ratio framework.” A qualifying community banking organization that elects to use the community bank leverage ratio framework and that maintains a leverage ratio of greater than 9% is considered to have satisfied the generally applicable risk-based and leverage capital requirements under the Basel III rules and, if applicable, is considered to have met the “well capitalized” ratio requirements for purposes of its primary federal regulator’s prompt corrective action rules, discussed below. The final rules include a two-quarter grace period during which a qualifying community banking organization that temporarily fails to meet any of the qualifying criteria, including the greater-than-9% leverage capital ratio requirement, is generally still deemed “well capitalized” so long as the banking organization maintains a leverage capital ratio greater than 8%. A banking organization that fails to maintain a leverage capital ratio greater than 8% is not permitted to use the grace period and must comply with the generally applicable requirements under the Basel III rules and file the appropriate regulatory reports. We do not have any immediate plans to elect to use the community bank leverage ratio framework but may make such an election in the future.

As of September 30, 2020, the Bank was well-capitalized, as defined by FDIC regulations. As of September 30, 2020, the Company had regulatory capital in excess of the Federal Reserve’s requirements and met the Basel III rule requirements to be well-capitalized.

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The Cares Act

On March 27, 2020, the CARES Act was passed by Congress and signed into law by President Trump. The CARES Act provided for approximately $2.2 trillion in direct economic relief in response to the public health and economic impacts of COVID-19. Many of the CARES Act’s programs are, and remain, dependent upon the direct involvement of financial institutions like the Company and the Bank. These programs have been implemented through rules and guidance adopted by federal departments and agencies, including the U.S. Department of Treasury, the Federal Reserve and other federal bank regulatory authorities, including those with direct supervisory jurisdiction over the Company and the Bank. Furthermore, as the COVID-19 pandemic evolves, federal regulatory authorities continue to issue additional guidance with respect to the implementation, life cycle, and eligibility requirements for the various CARES Act programs, as well as industry-specific recovery procedures for COVID-19. In addition, it is possible that Congress will enact supplementary COVID-19 response legislation, including new bills comparable in scope to the CARES Act.

Set forth below is a brief overview of select provisions of the CARES Act and other regulations and supervisory guidance related to the COVID-19 pandemic that are applicable to the operations and activities of the Company and the Bank. The following description is qualified in its entirety by reference to the full text of the CARES Act and the statutes, regulations, and policies described herein. Future legislation and/or amendments to the provisions of the CARES Act or changes to any of the statutes, regulations, or regulatory policies applicable to the Company and the Bank could have a material effect on the Company. Such legislation and related regulations and supervisory guidance will be implemented over time and will remain subject to review by Congress and the implementing regulations issued by federal regulatory authorities. The Company continues to assess the impact of the CARES Act, the potential impact of new COVID-19 legislation and other statutes, regulations and supervisory guidance related to the COVID-19 pandemic.

Paycheck Protection Program. A principal provision of the CARES Act amended the SBA’s loan program, in which the Bank participates, to create a guaranteed, unsecured loan program, the PPP, to fund operational costs of eligible businesses, organizations and self-employed persons during COVID-19. On June 5, 2020, President Trump signed the Paycheck Protection Program Flexibility Act, which, among other things, gave borrowers additional time and flexibility to use PPP loan proceeds, into law. Shortly thereafter, and due to the evolving impact of the COVID-19 pandemic, President Trump signed additional legislation authorizing the SBA to resume accepting PPP applications on July 6, 2020 and extending the PPP application deadline to August 8, 2020. As a participating lender in the PPP, the Bank continues to monitor legislative, regulatory and supervisory developments related to the PPP.

Troubled Debt Restructurings and Loan Modifications for Affected Borrowers. The CARES Act permits banks to suspend requirements under GAAP for loan modifications to borrowers affected by COVID-19 that may otherwise be characterized as troubled debt restructurings and suspend any determination related thereto if (i) the loan modification is made between March 1, 2020 and the earlier of December 31, 2020 or 60 days after the end of the COVID-19 emergency declaration and (ii) the applicable loan was not more than 30 days past due as of December 31, 2019. Federal bank regulatory authorities also issued guidance to encourage banks to make loan modifications for borrowers affected by COVID-19 and to assure banks that they will not be criticized by examiners for doing so.

Debt Guarantees, Account Insurance Increase, and Temporary Lending Limit Relief. The CARES Act also authorized several key initiatives directly applicable to federal bank regulatory authorities, including (i) the establishment of a program by the FDIC to guarantee the debt obligations of solvent insured depository institutions and their affiliates (including their holding companies) through December 31, 2020 and (ii) an increase by the FDIC and the National Credit Union Association to unlimited insurance coverage on any noninterest-bearing transaction accounts through December 31, 2020.

Main Street Lending Program. The CARES Act encouraged the Federal Reserve, in coordination with the Secretary of the Treasury, to establish or implement various programs to help mid-size businesses, nonprofit organizations, and municipalities. On April 9, 2020, the Federal Reserve proposed the creation of the Main Street Lending Program (the “MSLP”) to implement certain of these recommendations. On June 15, 2020, the Federal Reserve Bank of Boston opened the MSLP for lender registration. The MSLP supports lending to small- and medium-sized businesses that were in sound financial condition before the onset of the COVID-19 pandemic. The MSLP operates through three facilities: the Main Street New Loan Facility, the Main Street Priority Loan Facility, and the Main Street Expanded Loan Facility. The Federal Reserve is currently working to refine the MSLP’s operational infrastructure and facilities and is expected to release further rules and operational guidance. The Bank has not yet registered as lender under the MSLP, but it may do so in the future.

Proposed Legislation and Regulatory Action

From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change banking statutes and the operating environment of the Company in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. We cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on the financial condition or results of operations of the Company. A change in statutes, regulations or regulatory policies applicable to the Company or the Bank could have a material effect on the business of the Company.

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GrandSouth Bancorporation

We own 100% of the outstanding capital stock of the Bank, and therefore we are considered to be a bank holding company registered under the federal Bank Holding Company Act of 1956 (the “Bank Holding Company Act”). As a result, we are primarily subject to the supervision, examination and reporting requirements of the Federal Reserve under the Bank Holding Company Act and its regulations promulgated thereunder. Moreover, as a bank holding company of a bank located in South Carolina, we also are subject to the South Carolina Banking and Branching Efficiency Act.

Permitted Activities. Under the Bank Holding Company Act, a bank holding company is generally permitted to engage in, or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in, the following activities:

•	banking or managing or controlling banks;
•	furnishing services to or performing services for our subsidiaries; and
•	any activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking.

Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

•	factoring accounts receivable;
•	making, acquiring, brokering or servicing loans and usual related activities;
•	leasing personal or real property;
•	operating a non-bank depository institution, such as a savings association;
•	trust company functions;
•	financial and investment advisory activities;
•	conducting discount securities brokerage activities;
•	underwriting and dealing in government obligations and money market instruments;
•	providing specified management consulting and counseling activities;
•	performing selected data processing services and support services;
•	acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and
•	performing selected insurance underwriting activities.

As a bank holding company we also can elect to be treated as a “financial holding company,” which would allow us to engage in a broader array of activities. In summary, a financial holding company can engage in activities that are financial in nature or incidental or complimentary to financial activities, including insurance underwriting, sales and brokerage activities, providing financial and investment advisory services, underwriting services and limited merchant banking activities. We have not sought financial holding company status, but may elect such status in the future as our business matures. If we were to elect financial holding company status, each insured depository institution we control would have to be well capitalized, well managed and have at least a satisfactory rating under the Community Reinvestment Act as discussed below.

The Federal Reserve has the authority to order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company’s continued ownership, activity or control constitutes a serious risk to the financial safety, soundness or stability of it or any of its bank subsidiaries.

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Change in Control. Two statutes, the Bank Holding Company Act and the Change in Bank Control Act, together with regulations promulgated under them, require some form of regulatory review before any company may acquire “control” of a bank or a bank holding company. Under the Bank Holding Company Act, control is deemed to exist if a company acquires 25% or more of any class of voting securities of a bank holding company; controls the election of a majority of the members of the board of directors; or exercises a controlling influence over the management or policies of a bank or bank holding company. In guidance issued in 2008, the Federal Reserve has stated that it would not expect control to exist if a person acquires, in aggregate, less than 33% of the total equity of a bank or bank holding company (voting and nonvoting equity), provided such person’s ownership does not include 15% or more of any class of voting securities. Prior Federal Reserve approval is necessary before an entity acquires sufficient control to become a bank holding company. Natural persons, certain non-business trusts, and other entities are not treated as companies (or bank holding companies), and their acquisitions are not subject to review under the Bank Holding Company Act. State laws generally, including South Carolina law, require state approval before an acquirer may become the holding company of a state bank.

Under the Change in Bank Control Act, a person or company is required to file a notice with the Federal Reserve if it will, as a result of the transaction, own or control 10% or more of any class of voting securities or direct the management or policies of a bank or bank holding company and either if the bank or bank holding company has registered securities or if the acquirer would be the largest holder of that class of voting securities after the acquisition. For a change in control at the holding company level, both the Federal Reserve and the subsidiary bank’s primary federal regulator must approve the change in control; at the bank level, only the bank’s primary federal regulator is involved. Transactions subject to the Bank Holding Company Act are exempt from Change in Control Act requirements. For state banks, state laws, including that of South Carolina, typically require approval by the state bank regulator as well.

Source of Strength. There are a number of obligations and restrictions imposed by law and regulatory policy on bank holding companies with regard to their depository institution subsidiaries that are designed to minimize potential loss to depositors and to the FDIC insurance funds in the event that the depository institution becomes in danger of defaulting under its obligations to repay deposits. Under a policy of the Federal Reserve, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, to avoid receivership of its insured depository institution subsidiary, a bank holding company is required to guarantee the compliance of any insured depository institution subsidiary that may become “undercapitalized” within the terms of any capital restoration plan filed by such subsidiary with its appropriate federal banking agency up to the lesser of (i) an amount equal to 5% of the institution’s total assets at the time the institution became undercapitalized, or (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with such capital restoration plan.

The Federal Reserve also has the authority under the Bank Holding Company Act to require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve’s determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal law grants federal bank regulatory authorities’ additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution’s financial condition.

In addition, the “cross guarantee” provisions of the Federal Deposit Insurance Act (the “FDIA”) require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by the FDIC as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. The FDIC’s claim for damages is superior to claims of shareholders of the insured depository institution or its holding company, but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institutions.

The FDIA also provides that amounts received from the liquidation or other resolution of any insured depository institution by any receiver must be distributed (after payment of secured claims) to pay the deposit liabilities of the institution prior to payment of any other general or unsecured senior liability, subordinated liability, general creditor or shareholder. This provision would give depositors a preference over general and subordinated creditors and shareholders in the event a receiver is appointed to distribute the assets of our Bank.

Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

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Capital Requirements. The Federal Reserve imposes certain capital requirements on the bank holding company under the Bank Holding Company Act, including a minimum leverage ratio and a minimum ratio of “qualifying” capital to risk-weighted assets. These requirements are essentially the same as those that apply to the Bank and are described above under “Basel III Capital Standards.” However, because the Company currently qualifies as a small bank holding company, these capital requirements do not currently apply to the Company. Subject to certain restrictions, we are able to borrow money to make a capital contribution to the Bank, and these loans may be repaid from dividends paid from the Bank to the Company. Our ability to pay dividends depends on, among other things, the Bank’s ability to pay dividends to us, which is subject to regulatory restrictions as described below in “GrandSouth Bank—Dividends.”

We are also able to raise capital for contribution to the Bank by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws.

Dividends.  Since the Company is a bank holding company, its ability to declare and pay dividends is dependent on certain federal and state regulatory considerations, including the guidelines of the Federal Reserve. The Federal Reserve has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve’s policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization’s capital needs, asset quality and overall financial condition. The Federal Reserve’s policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. Further, under the prompt corrective action regulations, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect the ability of the Company to pay dividends or otherwise engage in capital distributions.

In addition, since the Company is a legal entity separate and distinct from the Bank and does not conduct stand-alone operations, its ability to pay dividends depends on the ability of the Bank to pay dividends to it, which is also subject to regulatory restrictions as described below in “GrandSouth Bank – Dividends.”

South Carolina State Regulation. As a South Carolina bank holding company under the South Carolina Banking and Branching Efficiency Act, we are subject to limitations on sale or merger and to regulation by the South Carolina Board of Financial Institutions (the “S.C. Board”). We are not required to obtain the approval of the S.C. Board prior to acquiring the capital stock of a national bank, but we must notify them at least 15 days prior to doing so. We must receive the S.C. Board’s approval prior to engaging in the acquisition of a South Carolina state chartered bank or another South Carolina bank holding company.

GrandSouth Bank

As a South Carolina bank, deposits in the Bank are insured by the FDIC up to a maximum amount, which is currently $250,000 per depositor. The S.C. Board and the FDIC regulate or monitor virtually all areas of the Bank’s operations, including;

•	security devices and procedures;
•	adequacy of capitalization and loss reserves;
•	loans;
•	investments;
•	borrowings;
•	deposits;
•	mergers;
•	issuances of securities;
•	payment of dividends;
•	interest rates payable on deposits;
•	interest rates or fees chargeable on loans;
•	establishment of branches;
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•	corporate reorganizations;
•	maintenance of books and records; and
•	adequacy of staff training to carry on safe lending and deposit gathering practices.

These agencies, and the federal and state laws applicable to the Bank’s operations, extensively regulate various aspects of our banking business, including, among other things, permissible types and amounts of loans, investments and other activities, capital adequacy, branching, interest rates on loans and on deposits, the maintenance of reserves on demand deposit liabilities, and the safety and soundness of our banking practices.

All insured institutions must undergo regular on-site examinations by their appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate federal banking agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC, their federal regulatory agency, and state supervisor when applicable. The FDIC has developed a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition or any other report of any insured depository institution. The FDIC and the other federal banking regulatory agencies also have issued standards for all insured depository institutions relating, among other things, to the following:

•	internal controls;
•	information systems and audit systems;
•	loan documentation;
•	credit underwriting;
•	interest rate risk exposure; and
•	asset quality.

Prompt Corrective Action. As an insured depository institution, the Bank is required to comply with the capital requirements promulgated under the FDIA and the prompt corrective action regulations thereunder, which set forth five capital categories, each with specific regulatory consequences. Under these regulations, the categories are:

•	Well Capitalized — The institution exceeds the required minimum level for each relevant capital measure. A well-capitalized institution (i) has a total risk-based capital ratio of 10% or greater, (ii) has a Tier 1 risk-based capital ratio of 8% or greater, (iii) has a common equity Tier 1 risk-based capital ratio of 6.5% or greater, (iv) has a leverage capital ratio of 5% or greater, and (v) is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure.

•	Adequately Capitalized — The institution meets the required minimum level for each relevant capital measure. No capital distribution may be made that would result in the institution becoming undercapitalized. An adequately capitalized institution (i) has a total risk-based capital ratio of 8% or greater, (ii) has a Tier 1 risk-based capital ratio of 6% or greater, (iii) has a common equity Tier 1 risk-based capital ratio of 4.5% or greater, and (iv) has a leverage capital ratio of 4% or greater.

•	Undercapitalized — The institution fails to meet the required minimum level for any relevant capital measure. An undercapitalized institution (i) has a total risk-based capital ratio of less than 8%, (ii) has a Tier 1 risk-based capital ratio of less than 6%, (iii) has a common equity Tier 1 risk-based capital ratio of less than 4.5% or greater, or (iv) has a leverage capital ratio of less than 4%.

•	Significantly Undercapitalized — The institution is significantly below the required minimum level for any relevant capital measure. A significantly undercapitalized institution (i) has a total risk-based capital ratio of less than 6%, (ii) has a Tier 1 risk-based capital ratio of less than 4%, (iii) has a common equity Tier 1 risk-based capital ratio of less than 3% or greater, or (iv) has a leverage capital ratio of less than 3%.

•	Critically Undercapitalized — The institution fails to meet a critical capital level set by the appropriate federal banking agency. A critically undercapitalized institution has a ratio of tangible equity to total assets that is equal to or less than 2%.

Effective with the March 31, 2020 Call Report, qualifying community banking organizations that elect to use the new community bank leverage ratio framework and that maintain a leverage ratio of greater than 9.0% will be considered to have satisfied the risk-based and leverage capital requirements to be deemed well-capitalized.

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If the FDIC determines, after notice and an opportunity for hearing, that the Bank is in an unsafe or unsound condition, the regulator is authorized to reclassify the Bank to the next lower capital category (other than critically undercapitalized) and require the submission of a plan to correct the unsafe or unsound condition.

If a bank is not well capitalized, it cannot accept brokered deposits without prior regulatory approval. Even if approved, rate restrictions will govern the rate a bank may pay on brokered deposits. In addition, a bank that is not well capitalized cannot offer an effective yield in excess of 75 basis points over interest paid on deposits of comparable size and maturity in such institution’s normal market area for deposits accepted from within its normal market area, or national rate paid on deposits of comparable size and maturity for deposits accepted outside the bank’s normal market area. Moreover, the FDIC generally prohibits a depository institution from making any capital distributions (including payment of a dividend) or paying any management fee to its parent holding company if the depository institution would thereafter be categorized as undercapitalized. Undercapitalized institutions are subject to growth limitations (an undercapitalized institution may not acquire another institution, establish additional branch offices or engage in any new line of business unless determined by the appropriate federal banking agency to be consistent with an accepted capital restoration plan, or unless the FDIC determines that the proposed action will further the purpose of prompt corrective action) and are required to submit a capital restoration plan. The agencies may not accept a capital restoration plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution’s capital. In addition, for a capital restoration plan to be acceptable, the depository institution’s parent holding company must guarantee that the institution will comply with the capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of an amount equal to 5.0% of the depository institution’s total assets at the time it became categorized as undercapitalized or the amount that is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is categorized as significantly undercapitalized.

Significantly undercapitalized categorized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become categorized as adequately capitalized, requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. The appropriate federal banking agency may take any action authorized for a significantly undercapitalized institution if an undercapitalized institution fails to submit an acceptable capital restoration plan or fails in any material respect to implement a plan accepted by the agency. A critically undercapitalized institution is subject to having a receiver or conservator appointed to manage its affairs and for loss of its charter to conduct banking activities.

An insured depository institution may not pay a management fee to a bank holding company controlling that institution or any other person having control of the institution if, after making the payment, the institution would be undercapitalized. In addition, an institution cannot make a capital distribution, such as a dividend or other distribution, that is in substance a distribution of capital to the owners of the institution if following such a distribution the institution would be undercapitalized. Thus, if payment of such a management fee or the making of such would cause a bank to become undercapitalized, it could not pay a management fee or dividend to the bank holding company.

As of September 30, 2020, the Bank was deemed to be “well capitalized.”

Standards for Safety and Soundness. The FDIA also requires the federal banking regulatory agencies to prescribe, by regulation or guideline, operational and managerial standards for all insured depository institutions relating to: (i) internal controls, information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure; and (v) asset growth. The agencies also must prescribe standards for asset quality, earnings, and stock valuation, as well as standards for compensation, fees and benefits. The federal banking agencies have adopted regulations and Interagency Guidelines Prescribing Standards for Safety and Soundness to implement these required standards. These guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. Under the regulations, if the FDIC determines that the Bank fails to meet any standards prescribed by the guidelines, the agency may require the Bank to submit to the agency an acceptable plan to achieve compliance with the standard, as required by the FDIC. The final regulations establish deadlines for the submission and review of such safety and soundness compliance plans.

Insurance of Accounts and Regulation by the FDIC. The Bank’s deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. The Dodd-Frank Act permanently increased the maximum amount of deposit insurance for banks to $250,000 per account. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC insured institutions. It also may prohibit any FDIC insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the insurance fund.

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As an FDIC-insured bank, the Bank must pay deposit insurance assessments to the FDIC based on its average total assets minus its average tangible equity. The Bank’s assessment rates are currently based on its risk classification (i.e., the level of risk it poses to the FDIC’s deposit insurance fund). Institutions classified as higher risk pay assessments at higher rates than institutions that pose a lower risk. In addition to ordinary assessments described above, the FDIC has the ability to impose special assessments in certain instances.

In addition to the ordinary assessments described above, the FDIC has the ability to impose special assessments in certain instances. For example, under the Dodd-Frank Act, the minimum designated reserve ratio for the deposit insurance fund was increased to 1.35% of the estimated total amount of insured deposits. On September 30, 2018, the deposit insurance fund reached 1.36%, exceeding the statutorily required minimum reserve ratio of 1.35%. On reaching the minimum reserve ratio of 1.35%, FDIC regulations provided for two changes to deposit insurance assessments: (i) surcharges on insured depository institutions with total consolidated assets of $10 billion or more (large institutions) ceased; and (ii) small banks will receive assessment credits for the portion of their assessments that contributed to the growth in the reserve ratio from between 1.15% and 1.35%, to be applied when the reserve ratio is at or above 1.38%. These assessment credits started with the June 30, 2019 assessment invoiced in September 2019 and finished with the September 30, 2019 assessment which was invoiced in December 2019. Assessment rates are expected to decrease if the reserve ratio increases such that it exceeds 2%.

In addition, FDIC insured institutions were required to pay a Financing Corporation (“FICO”) assessment to fund the interest on bonds issued to resolve thrift failures in the 1980s, which expired between 2017 and 2019. The final FICO assessment was collected in March 2019.

The FDIC may terminate the deposit insurance of any insured depository institution, including the Bank, if it determines after a hearing that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC. Management is not aware of any practice, condition or violation that might lead to termination of the Bank’s deposit insurance.

Transactions with Affiliates and Insiders. The Company is a legal entity separate and distinct from the Bank and its other subsidiaries. Various legal limitations restrict the Bank from lending or otherwise supplying funds to the Company or its non-bank subsidiaries. The Company and the Bank are subject to Sections 23A and 23B of the Federal Reserve Act and Federal Reserve Regulation W.

Section 23A of the Federal Reserve Act places limits on the amount of loans or extensions of credit by a bank to any affiliate, including its holding company, and on a bank’s investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of any affiliates of the bank. Section 23A also applies to derivative transactions, repurchase agreements and securities lending and borrowing transactions that cause a bank to have credit exposure to an affiliate. The aggregate of all covered transactions is limited in amount, as to any one affiliate, to 10% of the Bank’s capital and surplus and, as to all affiliates combined, to 20% of the Bank’s capital and surplus. Furthermore, within the foregoing limitations as to amount, each covered transaction must meet specified collateral requirements. The Bank is forbidden to purchase low quality assets from an affiliate.

Section 23B of the Federal Reserve Act, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies. If there are no comparable transactions, a bank’s (or one of its subsidiaries’) affiliate transaction must be on terms and under circumstances, including credit standards, that in good faith would be offered to, or would apply to, nonaffiliated companies. These requirements apply to all transactions subject to Section 23A as well as to certain other transactions.

The affiliates of a bank include any holding company of the bank, any other company under common control with the bank (including any company controlled by the same shareholders who control the bank), any subsidiary of the bank that is itself a bank, any company in which the majority of the directors or trustees also constitute a majority of the directors or trustees of the bank or holding company of the bank, any company sponsored and advised on a contractual basis by the bank or an affiliate, and any mutual fund advised by a bank or any of the bank’s affiliates. Regulation W generally excludes all non-bank and non-savings association subsidiaries of banks from treatment as affiliates, except to the extent that the Federal Reserve decides to treat these subsidiaries as affiliates.

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The Bank is also subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Extensions of credit include derivative transactions, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions to the extent that such transactions cause a bank to have credit exposure to an insider. Any extension of credit to an insider (i) must be made on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with unrelated third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

On December 27, 2019, the federal banking agencies issued an interagency statement explaining that such agencies will provide temporary relief from enforcement action against banks or asset managers, which become principal shareholders of banks, with respect to certain extensions of credit by banks that otherwise would violate Regulation O, provided the asset managers and banks satisfy certain conditions designed to ensure that there is a lack of control by the asset manager over the bank. This temporary relief will apply while the Federal Reserve, in consultation with the other federal banking agencies, considers whether to amend Regulation O.

Dividends. The Company’s principal source of cash flow, including cash flow to pay dividends to its shareholders, is dividends it receives from the Bank. Statutory and regulatory limitations apply to the Bank’s payment of dividends to the Company. As a South Carolina chartered bank, the Bank is subject to limitations on the amount of dividends that it is permitted to pay. Unless otherwise instructed by the S.C. Board, the Bank is generally permitted under South Carolina state banking regulations to pay cash dividends of up to 100% of net income in any calendar year without obtaining the prior approval of the S.C. Board. The FDIC also has the authority under federal law to enjoin a bank from engaging in what in its opinion constitutes an unsafe or unsound practice in conducting its business, including the payment of a dividend under certain circumstances. The Bank must also maintain the CET1 capital conservation buffer of 2.5% to avoid becoming subject to restrictions on capital distributions, including dividends, as described above.

Branching. Under current South Carolina law, the Bank may open branch offices throughout South Carolina with the prior approval of the S.C. Board.  In addition, with prior regulatory approval, the Bank is able to acquire existing banking operations in South Carolina.  Furthermore, federal legislation permits interstate branching, including out-of-state acquisitions by bank holding companies, interstate branching by banks, and interstate merging by banks.  The Dodd-Frank Act removes previous state law restrictions on de novo interstate branching in states such as South Carolina. This change permits out-of-state banks to open de novo branches in states where the laws of the state where the de novo branch to be opened would permit a bank chartered by that state to open a de novo branch.

Community Reinvestment Act. The Community Reinvestment Act (“CRA”) requires that the FDIC evaluate the record of the Bank in meeting the credit needs of its local community, including low- and moderate-income neighborhoods. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on our Bank. On January 1, 2019, the date of the most recent examination report, the Bank received a satisfactory CRA rating.

The Gramm Leach Bliley Act (the “GLBA”) made various changes to the CRA. Among other changes, CRA agreements with private parties must be disclosed and annual CRA reports must be made available to a bank’s primary federal regulator. A bank holding company will not be permitted to become a financial holding company and no new activities authorized under the GLBA may be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a satisfactory CRA rating in its latest CRA examination.

On May 20, 2020, the Office of the Comptroller of the Currency adopted changes to its regulations implementing the CRA, which resulted in the current CRA framework for national banks. However, the FDIC and the Federal Reserve are considering but have not yet adopted changes to the CRA framework for state-chartered banks such as the Bank.

Consumer Protection Regulations. Activities of the Bank are subject to a variety of statutes and regulations designed to protect consumers. Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates. The Bank’s loan operations are also subject to federal laws applicable to credit transactions, such as:

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•	The Dodd-Frank Act that created the CFPB within the Federal Reserve Board, which has broad rulemaking authority over a wide range of consumer laws that apply to all insured depository institutions;
•	the Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
•	the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
•	the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
•	the Fair Credit Reporting Act of 1978, as amended by the Fair and Accurate Credit Transactions Act, governing the use and provision of information to credit reporting agencies, certain identity theft protections, and certain credit and other disclosures;
•	the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and
•	the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The deposit operations of the Bank also are subject to:

•	the Federal Deposit Insurance Act, which, among other things, limits the amount of deposit insurance available per account to $250,000 and imposes other limits on deposit-taking;
•	the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;
•	the Electronic Funds Transfer Act and Regulation E, which governs automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services;
•	The Check Clearing for the 21st Century Act (also known as “Check 21”), which gives “substitute check,” such as digital images and copies made from that image, the same legal standing as the original paper check; and
•	the Truth in Savings Act and Regulation DD, which requires depository institutions to provide disclosures so that consumers can make meaningful comparisons about depository institutions and accounts.

Anti-Money Laundering. Financial institutions must maintain anti-money laundering programs that include established internal policies, procedures, and controls; a designated compliance officer; an ongoing employee training program; and testing of the program by an independent audit function. The Company and the Bank are also prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and “knowing your customer” in their dealings with foreign financial institutions and foreign customers. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious transactions, and recent laws provide law enforcement authorities with increased access to financial information maintained by banks. Anti-money laundering obligations have been substantially strengthened as a result of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (which we refer to as the “USA PATRIOT Act”). Bank regulators routinely examine institutions for compliance with these obligations and are required to consider compliance in connection with the regulatory review of applications. The regulatory authorities have been active in imposing “cease and desist” orders and money penalty sanctions against institutions that have not complied with these requirements.

USA PATRIOT Act. The USA PATRIOT Act became effective on October 26, 2001, amended, in part, the Bank Secrecy Act and provides, in part, for the facilitation of information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering by enhancing anti-money laundering and financial transparency laws, as well as enhanced information collection tools and enforcement mechanics for the U.S. government, including: (i) requiring standards for verifying customer identification at account opening; (ii) rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering; (iii) reports by nonfinancial trades and businesses filed with the Treasury Department’s Financial Crimes Enforcement Network for transactions exceeding $10,000; and (iv) filing suspicious activities reports by brokers and dealers if they believe a customer may be violating U.S. laws and regulations. The Act also requires enhanced due diligence requirements for financial institutions that administer, maintain, or manage private bank accounts or correspondent accounts for non-U.S. persons. Bank regulators routinely examine institutions for compliance with these obligations and are required to consider compliance in connection with the regulatory review of applications.

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Under the USA PATRIOT Act, the Financial Crimes Enforcement Network (“FinCEN”) can send our banking regulatory agencies lists of the names of persons suspected of involvement in terrorist activities. The Bank can be requested, to search its records for any relationships or transactions with persons on those lists. If the Bank finds any relationships or transactions, it must file a suspicious activity report and contact FinCEN.

The Office of Foreign Assets Control. The Office of Foreign Assets Control (“OFAC”), which is a division of the U.S. Treasury, is responsible for helping to ensure that U.S. entities do not engage in transactions with “enemies” of the U.S., as defined by various Executive Orders and Acts of Congress. OFAC has sent, and will send, our banking regulatory agencies lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts. If the Bank finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze such account, file a suspicious activity report and notify the FBI. The Bank has appointed an OFAC compliance officer to oversee the inspection of its accounts and the filing of any notifications. The Bank actively checks high-risk OFAC areas such as new accounts, wire transfers and customer files. The Bank performs these checks utilizing software, which is updated each time a modification is made to the lists provided by OFAC and other agencies of Specially Designated Nationals and Blocked Persons.

Privacy, Data Security and Credit Reporting. Financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer or if the Bank is jointly sponsoring a product or service with a nonaffiliated third party. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers. It is the Bank’s policy not to disclose any personal information unless required by law.

Recent cyberattacks against banks and other institutions that resulted in unauthorized access to confidential customer information have prompted the Federal banking agencies to issue several warnings and extensive guidance on cyber security. The agencies are likely to devote more resources to this part of their safety and soundness examination than they have in the past.

In addition, pursuant to the Fair and Accurate Credit Transactions Act of 2003 (the “FACT Act”) and the implementing regulations of the federal banking agencies and Federal Trade Commission, the Bank is required to have in place an “identity theft red flags” program to detect, prevent and mitigate identity theft. The Bank has implemented an identity theft red flags program designed to meet the requirements of the FACT Act and the joint final rules. Additionally, the FACT Act amends the Fair Credit Reporting Act to generally prohibit a person from using information received from an affiliate to make a solicitation for marketing purposes to a consumer, unless the consumer is given notice and a reasonable opportunity and a reasonable and simple method to opt out of the making of such solicitations.

Federal Home Loan Bank System. The Bank is a member of the Federal Home Loan Bank of Atlanta, which is one of 12 regional FHLBs that administer home financing credit for depository institutions. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans or advances to members in accordance with policies and procedures established by the Board of Directors of the FHLB, which are subject to the oversight of the Federal Housing Financing Board. All advances from the FHLB, which are subject to the oversight of the Federal Housing Finance Board. All advances from the FHLB are required to be fully secured by sufficient collateral as determined by the FHLB.

Effect of Governmental Monetary Policies. Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the U.S. government and its agencies. The Federal Reserve’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve have major effects upon the levels of bank loans, investments and deposits through its open market operations in U.S. government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies. On March 15, 2020, the Federal Open Market Committee decreased the federal funds target rate to 0-0.25%.

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Incentive Compensation. The Dodd-Frank Act requires the federal bank regulators and the SEC to establish joint regulations or guidelines prohibiting incentive-based payment arrangements at specified regulated entities having at least $1 billion in total assets that encourage inappropriate risks by providing an executive officer, employee, director or principal stockholder with excessive compensation, fees, or benefits or that could lead to material financial loss to the entity. In addition, these regulators must establish regulations or guidelines requiring enhanced disclosure to regulators of incentive-based compensation arrangements. The agencies proposed such regulations in April 2011. However, the 2011 proposal was replaced with a new proposal in May 2016, which makes explicit that the involvement of risk management and control personnel includes not only compliance, risk management and internal audit, but also legal, human resources, accounting, financial reporting and finance roles responsible for identifying, measuring, monitoring or controlling risk-taking. A final rule had not been adopted as of the date of this registration statement.

In June 2010, the Federal Reserve, the FDIC and the Office of the Comptroller of the Currency issued a comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization’s incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the organization’s ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization’s board of directors.

The Federal Reserve will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as the Company, that are not “large, complex banking organizations.” These reviews will be tailored to each organization based on the scope and complexity of the organization’s activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization’s supervisory ratings, which can affect the organization’s ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization’s safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

In addition, the Tax Cuts and Jobs Act (the “Tax Act”), which was signed into law in December 2017, contains certain provisions affecting performance-based compensation. Specifically, the pre-existing exception to the $1 million deduction limitation applicable to performance-based compensation was repealed. The deduction limitation is now applied to all compensation exceeding $1.0 million, for our covered employees, regardless of how it is classified, which could have an adverse effect on our income tax expense and net income.

Concentrations in Commercial Real Estate. Concentration risk exists when FDIC-insured institutions deploy too many assets to any one industry or segment. A concentration in commercial real estate is one example of regulatory concern. The interagency Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices guidance (“CRE Guidance”) provides supervisory criteria, including the following numerical indicators, to assist bank examiners in identifying banks with potentially significant commercial real estate loan concentrations that may warrant greater supervisory scrutiny: (i) commercial real estate loans exceeding 300% of capital and increasing 50% or more in the preceding three years or (ii) construction and land development loans exceeding 100% of capital. The CRE Guidance does not limit banks’ levels of commercial real estate lending activities, but rather guides institutions in developing risk management practices and levels of capital that are commensurate with the level and nature of their commercial real estate concentrations. On December 18, 2015, the federal banking agencies issued a statement to reinforce prudent risk-management practices related to commercial real estate lending, having observed substantial growth in many commercial real estate asset and lending markets, increased competitive pressures, rising commercial real estate concentrations in banks, and an easing of commercial real estate underwriting standards. The federal bank agencies reminded FDIC-insured institutions to maintain underwriting discipline and exercise prudent risk-management practices to identify, measure, monitor and manage the risks arising from commercial real estate lending. In addition, FDIC-insured institutions must maintain capital commensurate with the level and nature of their commercial real estate concentration risk.

Based on the Bank’s loan portfolio as of September 30, 2020, it did not exceed the 300% and 100% guidelines for commercial real estate loans. The Bank will continue to monitor its portfolio to manage this increased risk.

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Item 1A.  Risk Factors

There are risks, many beyond our control, which could cause our results to differ significantly from management’s expectations. Some of these risk factors are described below. Any factor described in this registration statement could, by itself or together with one or more other factors, adversely affect our business, results of operations and/or financial condition. Additional risks and uncertainties not currently known to us or that we currently consider to not be material also may materially and adversely affect us. In assessing these risks, you should also refer to other information disclosed in our SEC filings, including the financial statements and notes thereto. The risks discussed below also include forward-looking statements, and actual results may differ substantially from those discussed or implied in these forward-looking statements.

Risks Related to Economic Conditions, Including as a Result of the COVID-19 Pandemic

The COVID-19 pandemic has adversely affected our business, financial condition and results of operations, and the ultimate impacts of the pandemic on our business, financial condition and results of operations will depend on future developments and other factors that are highly uncertain.

The COVID-19 pandemic, which was declared a national emergency in the United States in March 2020, continues to create extensive disruptions to the global economy and financial markets and to businesses and the lives of individuals throughout the world. Federal and state governments are taking unprecedented actions to contain the spread of the disease, including quarantines, travel bans, shelter-in-place orders, closures of businesses and schools, fiscal stimulus, and legislation designed to deliver monetary aid and other relief to businesses and individuals impacted by the pandemic. Although in various locations certain activity restrictions have been relaxed with some level of success, in many states and localities the number of individuals diagnosed with COVID-19 has increased significantly, which is causing a freezing or, in certain cases, a reversal of previously announced relaxation of activity restrictions and is prompting the need for additional aid and other forms of relief.

The governmental and social response to the COVID-19 pandemic has resulted in an unprecedented slow-down in economic activity and a related increase in unemployment. Since the outbreak of COVID-19 in the United States, more than 60 million people nationwide have filed claims for unemployment, and stock markets have declined in value and in particular, bank stocks have significantly declined in value. As of the end of September 2020, the national unemployment rate was 7.9%. Although an improvement from the 14.7% national unemployment rate observed in April 2020, the current rate of unemployment is substantially higher than the 3.6% national unemployment rate observed in January 2020 prior to the outbreak of COVID-19 in the United States. Further, the Federal Pandemic Unemployment Compensation, which under Section 2104 of the CARES Act, allows for additional payments to covered individuals of up to $600 per week, expired as of July 31, 2020 and it is uncertain whether this benefit will be renewed by Congress.

The COVID-19 pandemic, and related efforts to contain it, have caused significant disruptions in the functioning of the financial markets and have increased economic and market uncertainty and volatility. To help address these issues, the Federal Open Market Committee (“FOMC”) has reduced the benchmark federal funds rate to a target range of 0% to 0.25%, and the yields on 10 and 30-year treasury notes have declined to historic lows. At its June and July meetings, the FOMC continued its commitment to this approach, indicating that the target federal funds rate would remain at current levels until the economy is in position to achieve the FOMC’s maximum-employment and price-stability goals. In addition, in order to support the flow of credit to households and businesses, the Board of Governors of the Federal Reserve System, or Federal Reserve Board, indicated that it will continue to increase its holdings of U.S. Treasury securities and agency residential and commercial mortgage-backed securities to sustain proper functioning of the financial markets.

Congress and various state governments and federal agencies have taken actions to require lenders to provide forbearance and other relief to borrowers (e.g., waiving late payment and other fees). The federal banking agencies have encouraged financial institutions to prudently work with affected borrowers and recently passed legislation has provided relief from reporting loan classifications due to modifications related to the COVID-19 pandemic. More specifically, through the CARES Act, Congress provided relief to borrowers with federally backed one-to-four family mortgage loans experiencing a financial hardship due to COVID-19 by allowing such borrowers to request forbearance, regardless of delinquency status, for up to 360 days. Such relief will be available until the earlier of December 31, 2020 and the date of termination of the national emergency declaration. The CARES Act also prohibited servicers of federally backed mortgage loans from initiating foreclosures during the 60-day period beginning March 18, 2020. In addition, under the CARES Act, until the earlier of December 31, 2020 and the date of termination of the national emergency declaration, borrowers with federally-backed multifamily mortgage loans whose payments were current as of February 1, 2020, but who have since experienced financial hardship due to COVID-19, may request a forbearance for up to 90 days. Borrowers receiving such forbearance may not evict or charge late fees to tenants for its duration.

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Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Additionally, in many states in which we do business or in which our borrowers and loan collateral are located, temporary bans on evictions and foreclosures have been enacted through a mix of executive orders, regulations, and judicial order, although certain such orders have since expired, including the Order of the Supreme Court of South Carolina that temporarily paused evictions and implemented a moratorium on all foreclosure hearings and sales.

Certain industries have been particularly hard-hit by the COVID-19 pandemic, including the travel and hospitality industry, the restaurant industry, and the retail industry. Although we do not have a material concentration in these industries, we had $9.0 million of loans to the restaurant and food service industry, $5.0 million of loans to the hotel industry, and ancillary risks to these industries within our non-owner occupied commercial real estate loan portfolio as of September 30, 2020. In addition, the spread of COVID-19 has caused us to modify our business practices. While our lobbies have been reopened, we encourage customers to use other means to conduct their banking. In addition, our team is working in the office at this time; however, we have the ability to shift to working remotely, as needed.

Given the ongoing, dynamic and unprecedented nature of the COVID-19 pandemic, it is difficult to predict the full impact the pandemic will have on our business. The extent of such impact will depend on future developments, which are highly uncertain, including when the coronavirus can be controlled and abated and when and how the economy may be fully reopened. As the result of the COVID-19 pandemic and the related adverse local and national economic consequences, we may be subject to any of the following risks, any of which could have a material, adverse effect on our business, financial condition, liquidity, results of operations, risk-weighted assets and regulatory capital:

•	because the incidence of reported COVID-19 cases and related hospitalizations and deaths varies significantly by state and locality, the economic downturn caused by the pandemic may be deeper and more sustained in certain areas, including those in which we do business, relative to other areas of the country;

•	our ability to market our products and services may be impaired by a variety of external factors, including a prolonged reduction in economic activity and continued economic and financial market volatility, which could cause demand for our products and services to decline, in turn making it difficult for us to grow assets and income;

•	if the economy is unable to substantially reopen and high levels of unemployment continue for an extended period of time, loan delinquencies, problem assets, and foreclosures may increase, resulting in increased charges and reduced income;

•	collateral for loans, especially real estate, may decline in value, which may reduce our ability to liquidate such collateral and could cause loan losses to increase and impair our ability over the long run to maintain our targeted loan origination volume;

•	our allowance for loan losses may have to be increased if borrowers experience financial difficulties beyond forbearance periods, which will adversely affect our net income;

•	an increase in non-performing loans due to the COVID-19 pandemic would result in a corresponding increase in the risk-weighting of assets and therefore an increase in required regulatory capital;

•	the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to us;

•	as the result of the reduction of the Federal Reserve Board’s target federal funds rate to near 0%, the yield on our assets may decline to a greater extent than the decline in our cost of interest-bearing liabilities, reducing our net interest margin and spread and reducing net income;

•	deposits could decline if customers need to draw on available balances as a result of the economic downturn;
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Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

•	a material decrease in net income or a net loss over several quarters could result in a decrease in the rate of our quarterly cash dividend;

•	we face heightened cybersecurity risk in connection with our operation of a remote working environment, which risks include, among others, greater phishing, malware, and other cybersecurity attacks, vulnerability to disruptions of our information technology infrastructure and telecommunications systems, increased risk of unauthorized dissemination of confidential information, limited ability to restore our systems in the event of a systems failure or interruption, greater risk of a security breach resulting in destruction or misuse of valuable information, and potential impairment of our ability to perform critical functions—all of which could expose us to risks of data or financial loss, litigation and liability and could seriously disrupt our operations and the operations of any impacted customers;

•	we rely on third party vendors for certain services and the unavailability of a critical service or limitations on the business capacities of our vendors for extended periods of time due to the COVID-19 pandemic could have an adverse effect on our operations; and

•	as a result of the COVID-19 pandemic, there may be unexpected developments in financial markets, legislation, regulations and consumer and customer behavior.

In March 2020, we announced programs to support customers, employees, and communities during the COVID-19 pandemic. These programs may negatively impact our revenue and other results of operations in the near term and, if not effective in mitigating the effect of COVID-19 on our customers, may adversely affect our business and results of operations more substantially over a longer period of time. As of September 30, 2020, we had executed 249 deferrals on outstanding loan balances of $93.0 million, or 11.1% of the loan portfolio.

There are no comparable recent events that provide guidance as to the effect the spread of COVID-19 as a global pandemic may have, and, as a result, the ultimate impact of the outbreak is highly uncertain and subject to change. We do not yet know the full extent of the impacts on our business, our operations or the global economy as a whole. However, the effects could have a material impact on our results of operations and heighten many of our known risks described in these “Risk Factors.”

Our business may be adversely affected by conditions in the financial markets and economic conditions generally.

Our financial performance generally, and in particular the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, as well as demand for loans and other products and services we offer and whose success we rely on to drive our growth, is highly dependent upon the business environment in the primary markets where we operate and in the U.S. as a whole. Unlike larger banks that are more geographically diversified, we are a regional bank that provides banking and financial services to customers primarily in South Carolina. The economic conditions in these local markets may be different from, and in some instances worse than, the economic conditions in the U.S. as a whole. Some elements of the business environment that affect our financial performance include short-term and long-term interest rates, the prevailing yield curve, inflation and price levels, monetary and trade policy, unemployment and the strength of the domestic economy and the local economy in the markets in which we operate. Unfavorable market conditions can result in a deterioration in the credit quality of our borrowers and the demand for our products and services, an increase in the number of loan delinquencies, defaults and charge-offs, additional provisions for loan losses, adverse asset values of the collateral securing our loans and an overall material adverse effect on the quality of our loan portfolio. Unfavorable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence; limitations on the availability or increases in the cost of credit and capital; increases in inflation or interest rates; high unemployment; natural disasters; epidemics and pandemics (such as COVID-19); or a combination of these or other factors.

The impact of the COVID-19 pandemic is fluid and continues to evolve and there is pervasive uncertainty surrounding the future economic conditions that will emerge in the months and years following the onset of the pandemic. Even after the COVID-19 pandemic subsides, the U.S. economy will likely require some time to recover from its effects, the length of which is unknown, and during which we may experience a recession. In addition, there are continuing concerns related to, among other things, the level of U.S. government debt and fiscal actions that may be taken to address that debt, depressed oil prices and U.S.-China trade disputes and related tariffs that may have a destabilizing effect on financial markets and economic activity. Economic pressure on consumers and overall economic uncertainty may result in changes in consumer and business spending, borrowing and saving habits. These economic conditions and/or other negative developments in the domestic or international credit markets may significantly affect the markets in which we do business, the value of our loans and investments, and our ongoing operations, costs and profitability. Declines in real estate values and sales volumes and high unemployment may also result in higher than expected loan delinquencies, increases in our levels of nonperforming and classified assets and a decline in demand for our products and services. These negative events may cause us to incur losses and may adversely affect our capital, liquidity and financial condition.

26

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Changes in U.S. trade policies and other factors beyond our control, including the imposition of tariffs and retaliatory tariffs and the impacts of epidemics or pandemics (particularly COVID-19), may adversely impact our business, financial condition and results of operations.

There has been and continues to be substantial debate and controversy concerning changes to U.S. trade policies, legislation, treaties and tariffs, including trade policies and tariffs affecting other countries, including China, the European Union, Canada and Mexico and retaliatory tariffs by such countries. Such tariffs, retaliatory tariffs or other trade restrictions on products and materials that our customers import or export could cause the prices of our customers’ products to increase which could reduce demand for such products, or reduce our customer margins, and adversely impact their revenues, financial results and ability to service debt; which, in turn, could adversely affect our financial condition and results of operations. In addition, to the extent changes in the political environment have a negative impact on us or on the markets in which we operate our business, results of operations and financial condition could be materially and adversely impacted in the future. It remains unclear what the U.S. Administration or foreign governments will or will not do with respect to tariffs already imposed, additional tariffs that may be imposed, or international trade agreements and policies. On January 15, 2020, President Trump signed Phase One of a trade deal with China, although key issues in the trade relationship remain and President Trump has stated Phase Two of the trade deal is not currently under consideration. In addition, on January 26, 2020, President Trump signed a new trade deal between the United States, Canada and Mexico to replace the North American Free Trade Agreement. The full impact of these agreements on us, our customers and on the economic conditions in our primary banking markets is currently unknown. In addition, the COVID-19 pandemic has affected, and may increasingly affect, international trade (including supply chains and export levels), travel, employee productivity and other economic activities. A trade war or other governmental action related to tariffs or international trade agreements or policies as well as the COVID-19 pandemic or other potential epidemics or pandemics, have the potential to negatively impact ours and/or our customers’ costs, demand for our customers’ products, and/or the U.S. economy or certain sectors thereof and, thus, adversely affect our business, financial condition, and results of operations.

A significant portion of our loan portfolio is secured by real estate, and events that negatively impact the real estate market could hurt our business.

A significant portion of our loan portfolio is secured by real estate. As of September 30, 2020, approximately 67.6% of our loans had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. Deterioration in the real estate market could cause us to adjust our opinion of the level of credit quality in our loan portfolio. Such a determination may lead to an additional increase in our provisions for loan losses, which could also adversely affect our business, financial condition, and results of operations. Natural disasters, including hurricanes, tornados, earthquakes, fires and floods, which could be exacerbated by potential climate change, may cause uninsured damage and other loss of value to real estate that secures these loans and may also negatively impact our financial condition.

We have a concentration of credit exposure in floor plan inventory financing to small automobile dealers which could be more significantly impacted by an economic downturn.

As of September 30, 2020, we had approximately $70.7 million in floor plan inventory loans outstanding to independent automobile dealers located across more than 20 states through our Carbucks division. These borrowers are typically smaller businesses with less-credit worthy borrowers themselves, each of which have historically been more negatively impacted by an economic downturn than other segments of borrowers. In addition, these loans are often secured by used motor vehicles and are subject to adverse conditions in the automobile market including risks associated with declining values. While we currently limit total exposure to this type of lending to 175% of subsidiary bank Tier 1 capital, a prolonged economic downturn could result in a loss of earnings from these loans, an increase in the related provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

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Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Changes in the financial markets could impair the value of our available-for-sale investment portfolio.

Our available-for-sale (“AFS”) investment securities portfolio is a significant component of our total interest-earning assets. Total AFS investment securities averaged $82.5 million in the first nine months of 2020, as compared to $45.9 million for the same period in 2019. This represents 9.0% and 5.6% of the average interest-earning assets for the nine months ended September 30, 2020 and 2019, respectively. At September 30, 2020, the AFS investment portfolio was 10.5% of total interest-earning assets. Turmoil in the financial markets could impair the market value of our investment portfolio, which could adversely affect our net income and possibly our capital.

As of September 30, 2020, securities which have unrealized losses were not considered to be “other than temporarily impaired,” and we believe it is more likely than not we will be able to hold these until they mature or recover our current book value. We currently maintain substantial liquidity which supports our ability to hold these investments until they mature, or until there is a market price recovery. However, if we were to cease to have the ability and intent to hold these investments until maturity or the market prices do not recover, and we were to sell these securities at a loss, it could adversely affect our net income and possibly our capital.

We are subject to interest rate risk, which could adversely affect our financial condition and profitability.

A significant portion of our banking assets are subject to changes in interest rates. For example, as of September 30, 2020, 38.0% of our loan portfolio consisted of floating or adjustable interest rate loans. Like most financial institutions, our earnings significantly depend on our net interest income, the principal component of our earnings, which is the difference between interest earned by us from our interest-earning assets, such as loans and investment securities, and interest paid by us on our interest-bearing liabilities, such as deposits and borrowings. We expect that we will periodically experience “gaps” in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this “gap” will negatively impact our earnings. Many factors beyond our control impact interest rates, including economic conditions, governmental monetary policies, inflation, recession, changes in unemployment, the money supply, and disorder and instability in domestic and foreign financial markets. Changes in monetary policies of the various government agencies could influence not only the interest we receive on loans and securities and the interest we pay on deposits and borrowings, but such changes could also affect our ability to originate loans and obtain deposits, the fair value of our financial assets and liabilities, and the average duration of our assets and liabilities.

In a declining interest rate environment, there may be an increase in prepayments on loans as borrowers refinance their loans at lower rates. Interest rate increases often result in larger payment requirements for our floating interest rate borrowers, which increases the potential for default. At the same time, the marketability of the property securing a loan may be adversely affected by any reduced demand resulting from higher interest rates. An increase (or decrease) in interest rates may also require us to increase (or decrease) the interest rates that we pay on our deposits.

Changes in interest rates also can affect the value of loans, securities and other assets. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to increases in nonperforming assets, charge-offs and delinquencies, further increases to the allowance for loan losses, and a reduction of income recognized, among others, which could have a material adverse effect on our results of operations and cash flows. Further, when we place a loan on non-accrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. At the same time, we continue to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonperforming assets could have a material adverse impact on our net interest income.

Additionally, an increase in interest rates may not increase our net interest income to the same extent we currently anticipate based on our modeling estimates and the assumptions underlying such modeling. Our failure to benefit from an increased interest rate environment to the extent we currently estimate, to the same extent as our competitors or at all could have a material adverse effect on our business, financial condition and results of operations.

In response to the COVID-19 pandemic, the FOMC has cut short-term interest rates to a record low range of 0% to 0.25%. If short-term interest rates remain at their current levels for a prolonged period, and assuming longer term interest rates remain low or continue to fall, we could experience net interest margin compression as our rates on our interest earning assets would decline while rates on our interest-bearing liabilities could fail to decline in tandem. Similarly, if short-term interest rates increase and long-term interest rates do not increase, or increase but at a slower rate, we could experience net interest margin compression as our rates on interest earning assets decline measured relative to rates on our interest-bearing liabilities. Any such occurrence could have a material adverse effect on our net interest income and on our business, financial condition and results of operations.

28

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Continued uncertainty regarding, and potential deterioration in, the fiscal position of the U.S. federal government and possible downgrades in U.S. Treasury and federal agency securities could adversely affect us and our banking operations.

The long-term outlook for the fiscal position of the U.S. federal government is uncertain, as illustrated by the 2011 downgrade by certain rating agencies of the credit rating of the U.S. government and federal agencies. In addition to causing economic and financial market disruptions, uncertainty regarding the fiscal position of the U.S. federal government (which could lead to, among other things, a future credit ratings downgrade of the U.S. government and federal agencies, failure to raise the U.S. statutory debt limit, or deterioration in the fiscal outlook of the U.S. federal government), could adversely affect the market value of the U.S. and other government and governmental agency securities that we hold, the availability of those securities as collateral for borrowing and our ability to access capital markets on favorable terms. In particular, it could increase interest rates and disrupt payment systems, money markets, and long-term or short-term fixed income markets, adversely affecting the cost and availability of funding, which could negatively affect our profitability. Also, the adverse consequences of this uncertainty could extend to those to whom we extend credit and could adversely affect their ability to repay their loans. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Lending Activities

Our decisions regarding credit risk and reserves for loan losses may materially and adversely affect our business.

Making loans and other extensions of credit is an essential element of our business. Although we seek to mitigate risks inherent in lending by adhering to specific underwriting practices, our loans and other extensions of credit may not be repaid. The risk of nonpayment is affected by a number of factors, including:

•	the duration of the credit;
•	credit risks of a particular customer;
•	changes in economic and industry conditions; and
•	in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

We evaluate the collectability of our loan portfolio and we maintain an allowance for loan losses that represents management’s judgment of probable losses and risks inherent in our loan portfolio that we believe to be adequate based on a variety of factors including but not limited to:

•	an ongoing review of the quality, mix, and size of our overall loan portfolio;
•	the risk characteristics of various classifications of loans;
•	our historical loan loss experience;
•	evaluation of economic conditions;
•	regular reviews of loan delinquencies and loan portfolio quality;
•	the views of our regulators;
•	geographic and industry loan concentrations; and
•	the amount and quality of collateral, including guarantees, securing the loans.

There is no precise method of predicting credit losses; therefore, we face the risk that charge-offs in future periods will exceed our allowance for loan losses and that additional increases in the allowance for loan losses will be required. Additions to the allowance for loan losses would result in a decrease of our net income, and possibly our capital. We increased our provision for loan losses by $0.4 million thus far in 2020 for a total of $2.5 million compared to $2.1 million the same period in 2019, approximately $1.6 million of which was driven by the COVID-19 pandemic and qualitative adjustment factors related to uncertain economic conditions. We expect economic uncertainty to continue through 2020 and possibly beyond, which may result in a significant increase to our allowance for loan losses in future periods.

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Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

In addition, our regulators, as an integral part of their periodic examination, review our methodology for calculating, and the adequacy of, our allowance and provision for loan losses. Although we believe that the methodology used by us to determine the amount of both the allowance for loan losses and provision is effective, the regulators or our auditor may conclude that changes are necessary based on information available to them at the time of their review, which could impact our overall credit portfolio. Such changes could result in, among other things, modifications to our methodology for determining our allowance or provision for loan losses or models, reclassification or downgrades of our loans, increases in our allowance for loan losses or other credit costs, imposition of new or more stringent concentration limits, restrictions in our lending activities and/or recognition of further losses. Further, if actual charge-offs in future periods exceed the amounts allocated to the allowance for loan losses, we may need additional provisions for loan losses to restore the adequacy of our allowance for loan losses.

We may have higher loan losses than we have allowed for in our allowance for loan losses.

Our actual loan losses could exceed our allowance for loan losses. As of September 30, 2020, approximately 11.5% of our loan portfolio is composed of construction and land loans, 41.1% of commercial real estate loans and 28.1% of commercial and industrial loans. Repayment of such loans is generally considered more subject to market risk than residential mortgage loans. Industry experience shows that a portion of loans will become delinquent and a portion of loans will require partial or entire charge-off. Regardless of the underwriting criteria utilized, losses may be experienced as a result of various factors beyond our control, including among other things, changes in market conditions affecting the value of loan collateral and problems affecting the credit of our borrowers.

We are exposed to higher credit risk related to our commercial real estate, commercial, financial and agriculture, and real estate construction and land development lending.

Commercial real estate, commercial and industrial, and real estate construction and land development lending usually involves higher credit risks than that of single-family residential lending. At September 30, 2020, the following loan types accounted for the stated percentages of our total loan portfolio: commercial real estate (owner and non-owner occupied)—41.1%, commercial and industrial—28.1%, and real estate construction and land development lending—11.5%.

Commercial real estate loans may be affected to a greater extent than residential loans by adverse conditions in real estate markets or the economy because commercial real estate borrowers’ ability to repay their loans depends in some cases on successful development of their properties, as well as the factors affecting residential real estate borrowers. These loans may involve greater risk because they generally are not fully amortizing over the loan period, but have a balloon payment due at maturity. A borrower’s ability to make a balloon payment typically will depend on being able to either refinance the loan or sell the underlying property in a timely manner.

Commercial, financial and agricultural loans are typically based on the borrowers’ ability to repay the loans from the cash flow of their businesses, which may be unpredictable, and the collateral securing these loans may fluctuate in value. Our commercial loans are typically made to small- to medium-sized businesses, which often have shorter operating histories and less sophisticated record keeping systems than larger entities. As a result, these smaller entities may be less able to withstand adverse competitive, economic and financial conditions than larger borrowers. Although such loans are often collateralized by equipment, inventory, accounts receivable, or other business assets, the liquidation of collateral in the event of default is often an insufficient source of repayment because accounts receivable may be uncollectible, and inventories may be obsolete or of limited use. In addition, business assets may depreciate over time, may be difficult to appraise, and may fluctuate in value based on the success of the business. Accordingly, the repayment of commercial business loans depends primarily on the cash flow and credit worthiness of the borrower and secondarily on the underlying collateral value provided by the borrower and liquidity of the guarantor. Further, the performance of agricultural loans is highly dependent on favorable weather, reasonable costs for seed and fertilizer, and the ability to successfully market the product at a profitable margin. The demand for these products is also dependent on macroeconomic conditions that are beyond the control of the borrower.

Risk of loss on construction and land development loans depends largely upon whether our initial estimate of the property’s value at completion of construction exceeds the cost of the property construction (including interest) and the availability of permanent take-out financing. During the construction phase, a number of factors can result in delays and cost overruns. If estimates of value are inaccurate or if actual construction costs exceed estimates, the value of the property securing the loan may be insufficient to ensure full repayment when completed through a permanent loan or by seizure of collateral. Deterioration in demand could result in significant decreases in the underlying collateral values and make repayment of the outstanding loans more difficult for our customers.

30

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Commercial real estate, commercial, financial and agriculture, and real estate construction and land development loans are more susceptible to a risk of loss during a downturn in the business cycle. Our underwriting, review, and monitoring cannot eliminate all of the risks related to these loans.

If we fail to effectively manage credit risk, our business and financial condition will suffer.

We must effectively manage credit risk. There are risks inherent in making any loan, including risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting and guidelines, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers and risks resulting from uncertainties as to the future value of collateral. There is no assurance that our credit risk monitoring and loan approval procedures are or will be adequate or will reduce the inherent risks associated with lending.

Our risk management practices, such as monitoring the concentration of our loans within specific industries and our credit approval, review and administrative practices, may not adequately reduce credit risk, and our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of our loan portfolio. Many of our loans are made to small and medium-sized businesses that are less able to withstand competitive, economic and financial pressures than larger borrowers. Consequently, we may have significant exposure if any of these borrowers becomes unable to pay their loan obligations as a result of economic or market conditions, or personal circumstances. In addition, we are a middle-market lender, as such, the relative size of individual credits in our commercial portfolio increases the potential impact from singular credit events. A failure to effectively measure and limit the credit risk associated with our loan portfolio may result in loan defaults, foreclosures and additional charge-offs, and may necessitate that we significantly increase our allowance for loan losses, each of which could adversely affect our net income. As a result, our inability to successfully manage credit risk could have a material adverse effect on our business, financial condition and results of operations.

Our underwriting decisions may materially and adversely affect our business.

While we generally underwrite the loans in our portfolio in accordance with our own internal underwriting guidelines and regulatory supervisory guidelines, in certain circumstances we have made loans which exceed either our internal underwriting guidelines, supervisory guidelines, or both. As of September 30, 2020, approximately $29.5 million of our loans, or 27.6% of the Bank’s regulatory capital, had loan-to-value ratios that exceeded regulatory supervisory guidelines, of which only 6 loans totaling approximately $2.1 million had loan-to-value ratios of 100% or more. In addition, supervisory limits on commercial loan-to-value exceptions are set at 30% of the Bank’s capital. At September 30, 2020, $17.3 million of our commercial loans, or 16.2% of the Bank’s regulatory capital, exceeded the supervisory loan-to-value ratio. The number of loans in our portfolio with loan-to-value ratios in excess of supervisory guidelines, our internal guidelines, or both could increase the risk of delinquencies and defaults in our portfolio.

Risks Related to Laws and Regulations

As a participating lender in the SBA Paycheck Protection Program (“PPP”), we are subject to additional risks of litigation from our customers or other parties regarding our processing of loans for the PPP and risks that the SBA may not fund some or all PPP loan guaranties.

On March 27, 2020, President Trump signed the CARES Act, which included a $349 billion loan program administered through the SBA referred to as the PPP. Congress later approved additional funding for the PPP of approximately $320 billion on April 24, 2020. Under the PPP, small businesses and other entities and individuals can apply for loans from existing SBA lenders and other approved regulated lenders that enroll in the program, subject to numerous limitations and eligibility criteria. We are participating as a lender in the PPP. The PPP opened on April 3, 2020; however, because of the short timeframe between the passing of the CARES Act and the opening of the PPP, there is some ambiguity in the laws, rules and guidance regarding the operation of the PPP, which exposes us to risks relating to noncompliance with the PPP. As of September 30, 2020, we have secured funding of approximately 272 loans totaling approximately $37.5 million though the PPP program. Since the opening of the PPP, several other larger banks have been subject to litigation regarding the process and procedures that such banks used in processing applications for the PPP. We may be exposed to the risk of litigation, from both customers and non-customers that approached us regarding PPP loans, regarding our process and procedures used in processing applications for the PPP. If any such litigation is filed against us and is not resolved in a manner favorable to us, it may result in significant financial liability or adversely affect our reputation. In addition, litigation can be costly, regardless of outcome. Any financial liability, litigation costs or reputational damage caused by PPP related litigation could have a material adverse impact on our business, financial condition and results of operations.

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Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

We also have credit risk on PPP loans if a determination is made by the SBA that there is a deficiency in the manner in which the loan was originated, funded, or serviced by us, such as an issue with the eligibility of a borrower to receive a PPP loan, which may or may not be related to the ambiguity in the laws, rules and guidance regarding the operation of the PPP. In the event of a loss resulting from a default on a PPP loan and a determination by the SBA that there was a deficiency in the manner in which the PPP loan was originated, funded, or serviced by us, the SBA may deny its liability under the guaranty, reduce the amount of the guaranty, or, if it has already paid under the guaranty, seek recovery of any loss related to the deficiency from us.

Uncertainty relating to the London Inter-bank Offered Rate, or LIBOR, calculation process and potential phasing out of LIBOR may adversely affect us.

On July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calibration of LIBOR to the administrator of LIBOR after 2021. The announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. At this time, no consensus exists as to what rate or rates may become acceptable alternatives to LIBOR and it is impossible to predict the effect of any such alternatives on the value of LIBOR-based securities and variable rate loans, or other securities or financial arrangements, given LIBOR’s role in determining market interest rates globally. The Federal Reserve Board, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, is considering replacing the U.S. dollar LIBOR with a new index calculated by short-term repurchase agreements, backed by Treasury securities (“SOFR”). SOFR is observed and backward looking, which stands in contrast with LIBOR under the current methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. Given that SOFR is a secured rate backed by government securities, it will be a rate that does not take into account bank credit risk (as is the case with LIBOR). SOFR is therefore likely to be lower than LIBOR and is less likely to correlate with the funding costs of financial institutions. Whether or not SOFR attains traction as a LIBOR replacement tool remains in question, although some transactions using SOFR have been completed in 2019 and 2020, and the future of LIBOR remains uncertain as this time. Uncertainty as to the nature of alternative reference rates and as to potential changes or other reforms to LIBOR may adversely affect LIBOR rates and the value of LIBOR-based loans and securities in our portfolio. If LIBOR rates are no longer available, and we are required to implement substitute indices for the calculation of interest rates under our loan agreements with our borrowers, we may experience significant expenses in effecting the transition, and may be subject to disputes or litigation with customers and creditors over the appropriateness or comparability to LIBOR of the substitute indices, which could have an adverse effect on our results of operations.

Imposition of limits by the bank regulators on commercial and multi-family real estate lending activities could curtail our growth and adversely affect our earnings.

In 2006, the FDIC, the Federal Reserve and the Office of the Comptroller of the Currency issued joint guidance entitled “Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices” (the “CRE Guidance”). Although the CRE Guidance did not establish specific lending limits, it provides that a bank’s commercial real estate lending exposure could receive increased supervisory scrutiny where (i) total non-owner-occupied commercial real estate loans, including loans secured by apartment buildings, investor commercial real estate, and construction and land loans, represent 300% or more of an institution’s total risk-based capital, and the outstanding balance of the commercial real estate loan portfolio has increased by 50% or more during the preceding 36 months, or (ii) construction and land development loans exceed 100% of the Bank’s total risk-based capital. Our total non-owner-occupied commercial real estate loans represented 218.7% of the Bank’s total risk-based capital at September 30, 2020, and our construction and land development loans represented 90.9% of the Bank’s total risk-based capital at September 30, 2020.

In December 2015, the regulatory agencies released a new statement on prudent risk management for commercial real estate lending (the “2015 Statement”). In the 2015 Statement, the regulatory agencies, among other things, indicated their intent to continue “to pay special attention” to commercial real estate lending activities and concentrations going forward. If the FDIC, our primary federal regulator, were to impose restrictions on the amount of commercial real estate loans we can hold in our portfolio, for reasons noted above or otherwise, our earnings would be adversely affected.

32

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Higher FDIC deposit insurance premiums and assessments could adversely affect our financial condition.

Our deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC and are subject to deposit insurance assessments to maintain deposit insurance. As an FDIC-insured institution, we are required to pay quarterly deposit insurance premium assessments to the FDIC. Although we cannot predict what the insurance assessment rates will be in the future, either deterioration in our risk-based capital ratios or adjustments to the base assessment rates could have a material adverse impact on our business, financial condition, results of operations, and cash flows.

Our use of third-party vendors and our other ongoing third-party business relationships are subject to increasing regulatory requirements and attention.

We regularly use third party vendors as part of our business. We also have substantial ongoing business relationships with other third parties. These types of third-party relationships are subject to increasingly demanding regulatory requirements and attention by our federal bank regulators. Recent regulation requires us to enhance our due diligence, ongoing monitoring and control over our third-party vendors and other ongoing third-party business relationships. We expect that our regulators will hold us responsible for deficiencies in our oversight and control of our third-party relationships and in the performance of the parties with which we have these relationships. As a result, if our regulators conclude that we have not exercised adequate oversight and control over our third party vendors or other ongoing third party business relationships or that such third parties have not performed appropriately, we could be subject to enforcement actions, including civil money penalties or other administrative or judicial penalties or fines as well as requirements for customer remediation, any of which could have a material adverse effect our business, financial condition or results of operations.

We are subject to extensive regulation that could restrict our activities, have an adverse impact on our operations, and impose financial requirements or limitations on the conduct of our business.

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various regulatory agencies. As a bank holding company, the Company is subject to Federal Reserve regulation. In addition, the Bank is subject to extensive regulation, supervision, and examination by our primary federal regulator, the FDIC, the regulating authority that insures customer deposits. Also, as a member of the FHLB, our Bank must comply with applicable regulations of the Federal Housing Finance Board and the FHLB. Regulation by these agencies is intended primarily for the protection of our depositors and the deposit insurance fund and not for the benefit of our shareholders. Our Bank’s activities are also regulated under consumer protection laws applicable to our lending, deposit, and other activities. A sufficient claim against us under these laws could have a material adverse effect on our results of operations.

Further, changes in laws, regulations and regulatory practices affecting the financial services industry could subject us to increased capital, liquidity and risk management requirements, create additional costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could also result in heightened regulatory scrutiny and in sanctions by regulatory agencies (such as a memorandum of understanding, a written supervisory agreement or a cease and desist order), civil money penalties and/or reputation damage. Any of these consequences could restrict our ability to expand our business or could require us to raise additional capital or sell assets on terms that are not advantageous to us or our shareholders and could have a material adverse effect on our business, financial condition and results of operations. While we have policies and procedures designed to prevent any such violations, such violations may occur despite our best efforts.

The financial services industry may be subject to new legislation, regulation and governmental policy.

In January 2019, control of the U.S. House of Representatives was assumed by the Democratic Party. As a result, the leadership and roster of the House Financial Service Committee also shifted, resulting in a different focus for that Committee’s legislative and oversight agendas. The prospects for enactment of financial services legislation remain uncertain, particularly given the uncertain outcome of control of the Senate pending the results of run-off elections in Georgia. In addition, since May 2020 both the House and the U.S. Senate have passed legislation to extend and expand various provisions of the CARES Act and provide other COVID-19-related relief. It is too early to know what provisions will be in any legislation that is ultimately negotiated or enacted or when (or if) such legislation will become law. It is possible that the Democratic Party could gain control of the U.S. Senate following the 2020 election, and with such an outcome we anticipate that Congress would devote substantial attention in 2021 to consumer protection matters, through greater oversight of the CFPB’s and the federal banking agencies’ efforts in this area. We also anticipate that substantial attention will be given to oversight of the banking sector’s role in providing coronavirus-related assistance to impacted businesses.

33

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

In addition, federal regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are interpreted and applied. Certain aspects of current or proposed regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted, may impact the profitability of our business activities, require more oversight or change certain of our business practices, including the ability to offer products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations to comply and could have a material adverse effect on our business, financial condition and results of operations.

We are subject to strict capital requirements, which could be amended to be more stringent, in the future.

We are subject to regulatory requirements specifying minimum amounts and types of capital that we must maintain and an additional capital conservation buffer. From time to time, the regulators change these regulatory capital adequacy guidelines. If we fail to meet these capital guidelines and other regulatory requirements, we or our subsidiaries may be restricted in the types of activities we may conduct and we may be prohibited from taking certain capital actions, such as paying dividends, repurchasing or redeeming capital securities, and paying certain bonuses.

In particular, the capital requirements applicable to the Bank under the Basel III rules became fully phased-in on January 1, 2019. The Bank is now required to satisfy additional, more stringent, capital adequacy standards than it had in the past. While we expect to meet the requirements of the Basel III rules, we may fail to do so. Failure to meet minimum capital requirements could result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have an adverse material effect on our financial condition and results of operations. In addition, these requirements could have a negative impact on our ability to lend, grow deposit balances, make acquisitions, make capital distributions in the form of dividends or share repurchases, or pay certain bonuses needed to attract and retain key personnel. Higher capital levels could also lower our return on equity.

Federal, state and local consumer lending laws restrict our ability to originate certain mortgage loans and increase our risk of liability with respect to such loans and increase our cost of doing business.

Federal, state and local laws have been adopted that are intended to eliminate certain lending practices considered “predatory.” These laws prohibit practices such as steering borrowers away from more affordable products, selling unnecessary insurance to borrowers, repeatedly refinancing loans and making loans without a reasonable expectation that the borrowers will be able to repay the loans irrespective of the value of the underlying property. Over the course of 2013, the Consumer Financial Protection Bureau, or CFPB, issued several rules on mortgage lending, notably a rule requiring all home mortgage lenders to determine a borrower’s ability to repay the loan. Loans with certain terms and conditions and that otherwise meet the definition of a “qualified mortgage” may be protected from liability to a borrower for failing to make the necessary determinations. In response to these laws and related CFPB rules, we have tightened, and in the future may further tighten, our mortgage loan underwriting standards to determined borrowers’ ability to repay. Although it is our policy not to make predatory loans and to determine borrowers’ ability to repay, these laws and related rules create the potential for increased liability with respect to our lending and loan investment activities. They increase our cost of doing business and, ultimately, may prevent us from making certain loans and cause us to reduce the average percentage rate or the points and fees on loans that we do make.

We are subject to federal and state fair lending laws, and failure to comply with these laws could lead to material penalties.

Federal and state fair lending laws and regulations, such as the Equal Credit Opportunity Act and the Fair Housing Act, impose nondiscriminatory lending requirements on financial institutions. The U.S. Department of Justice, CFPB and other federal and state agencies are responsible for enforcing these laws and regulations. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. A successful challenge to our performance under the fair lending laws and regulations could adversely impact our rating under the Community Reinvestment Act and result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on merger and acquisition activity and restrictions on expansion activity, which could negatively impact our reputation, business, financial condition and results of operations.

34

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

New accounting standards may require us to increase our allowance for loan losses and may have a material adverse effect on our financial condition and results of operations.

The measure of our allowance for loan losses is dependent on the adoption and interpretation of accounting standards. The Financial Accounting Standards Board, or FASB, has issued a new credit impairment model, the Current Expected Credit Loss, or CECL model, which will become applicable to us in 2023. Under the CECL model, we will be required to present certain financial assets carried at amortized cost, such as loans held for investment and held-to-maturity debt securities, at the net amount expected to be collected. The measurement of expected credit losses is to be based on information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This measurement will take place at the time the financial asset is first added to the balance sheet and periodically thereafter. This differs significantly from the “incurred loss” model currently required under GAAP, which delays recognition until it is probable a loss has been incurred. Accordingly, we expect that the adoption of the CECL model will materially affect how we determine our allowance for loan losses and could require us to significantly increase our allowance. Moreover, the CECL model may create more volatility in the level of our allowance for loan losses. If we are required to materially increase our level of allowance for loan losses for any reason, such increase could adversely affect our business, financial condition and results of operations.

The new CECL standard will become effective for us on January 1, 2023 and for interim periods within that year. We are currently evaluating the impact the CECL model will have on our accounting, but we expect to recognize a one-time cumulative-effect adjustment to our allowance for loan losses as of the beginning of the first reporting period in which the new standard is effective, consistent with regulatory expectations set forth in interagency guidance issued at the end of 2016. We cannot yet determine the magnitude of any such one-time cumulative adjustment or of the overall impact of the new standard on our business, financial condition and results of operations; however, we expect that the new CECL standard may result in an increase in our allowance for loan losses given the change to estimated losses over the contractual life of the loan portfolio and may lead to more volatility in our allowance for loan losses and our earnings. The amount of any change to our allowance for loan losses will depend, in part, upon the composition of our loan portfolio at the adoption date as well as economic conditions and loss forecasts at such date.

The Federal Reserve Board may require us to commit capital resources to support the Bank.

The Federal Reserve Board requires a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. Under the “source of strength” doctrine, the Federal Reserve Board may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. In addition, the Dodd-Frank Act directs the federal bank regulators to require that all companies that directly or indirectly control an insured depository institution serve as a source of strength for the institution. Under these requirements, in the future, we could be required to provide financial assistance to our Bank if the Bank experiences financial distress.

A capital injection may be required at times when we do not have the resources to provide it, and therefore we may be required to borrow the funds. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company’s general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the holding company in order to make the required capital injection becomes more difficult and expensive and will adversely impact the holding company’s cash flows, financial condition, results of operations and prospects.

35

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Failure to comply with government regulation and supervision could result in sanctions by regulatory agencies, civil money penalties, and damage to our reputation.

Our operations are subject to extensive regulation by federal, state, and local governmental authorities. With any disruption in the financial markets, we expect that the government will pass new regulations and laws that will impact us. Compliance with such regulations may increase our costs and limit our ability to pursue business opportunities. Failure to comply with laws, regulations, and policies could result in sanctions by regulatory agencies, civil money penalties, and damage to our reputation. While we have policies and procedures in place that are designed to prevent violations of these laws, regulations, and policies, there can be no assurance that such violations will not occur.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The federal Bank Secrecy Act, the USA Patriot Act and other laws and regulations require financial institutions, among other duties, to institute and maintain effective anti-money laundering programs and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network, established by the U.S. Treasury Department to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. There is also increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control. Federal and state bank regulators also have begun to focus on compliance with Bank Secrecy Act and anti-money laundering regulations. If our policies, procedures and systems are deemed deficient or the policies, procedures and systems of the financial institutions that we have already acquired or may acquire in the future are deficient, we would be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans, which would negatively affect our business, financial condition and results of operations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us.

Environmental liability associated with commercial lending could result in losses.

In the course of business, the Bank may acquire, through foreclosure, or deed in lieu of foreclosure, properties securing loans it has originated or purchased which are in default. Particularly in commercial real estate lending, there is a risk that hazardous substances could be discovered on these properties. In this event, the Bank may be required to remove these substances from the affected properties at our sole cost and expense. The cost of this removal could substantially exceed the value of affected properties. We may not have adequate remedies against the prior owner or other responsible parties and could find it difficult or impossible to sell the affected properties. These events could have a material adverse effect on our business, results of operations and financial condition.

From time to time we are, or may become, involved in suits, legal proceedings, information-gatherings, investigations and proceedings by governmental and self-regulatory agencies that may lead to adverse consequences.

Many aspects of the banking business involve a substantial risk of legal liability. From time to time, we are, or may become, the subject of information-gathering requests, reviews, investigations and proceedings, and other forms of regulatory inquiry, including by bank regulatory agencies, self-regulatory agencies and law enforcement authorities. The results of such proceedings could lead to significant civil or criminal penalties, including monetary penalties, damages, adverse judgements, settlements, fines, injunctions, restrictions on the way we conduct our business or reputational harm.

Risks Related to Operations

Liquidity needs could adversely affect our financial condition and results of operations.

Dividends from the Bank provide the primary source of funds for the Company. The primary sources of funds for the Bank are client deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings, or lay-offs, inclement weather, natural disasters and international instability.

36

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to clients on alternative investments and general economic conditions. We may experience stress on our liquidity management as a result of the COVID-19 pandemic. As customers manage their own liquidity stress, we could experience an increase in the utilization of existing lines of credit. We may also see deposit levels decrease as a result of distressed economic conditions. Accordingly, we may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include proceeds from Federal Home Loan Bank, or FHLB, advances, sales of investment securities and loans, and federal funds lines of credit from correspondent banks, as well as out-of-market deposits. While we believe that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if we continue to grow and experience increasing loan demand. We may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate.

The Company is a stand-alone entity with its own liquidity needs to service its debt or other obligations. Other than dividends from the Bank, the Company does not have additional means of generating liquidity without obtaining additional debt or equity funding. If we are unable to receive dividends from the Bank or obtain additional funding, we may be unable to pay our debt or other obligations.

New or acquired banking office facilities and other facilities may not be profitable.

Although we have been able to expand to several new locations in recent years, we may not be able to identify profitable locations for new banking offices. The costs to start up new banking offices or to acquire existing branches, and the additional costs to operate these facilities, may increase our noninterest expense and decrease our earnings in the short term. If branches of other banks become available for sale, we may acquire those offices. It may be difficult to adequately and profitably manage our growth through the establishment or purchase of additional banking offices and we can provide no assurance that any such banking offices will successfully attract enough deposits to offset the expenses of their operation. In addition, any new or acquired banking offices will be subject to regulatory approval, and there can be no assurance that we will succeed in securing such approval.

We are dependent on key individuals, and the loss of one or more of these key individuals could curtail our growth and adversely affect our prospects.

Mason Y. Garrett, the Company’s chairman and chief executive officer, JB Schwiers, the Company’s president and the Bank’s chief executive officer, and John B. Garrett, our chief financial officer, have extensive and long-standing ties within our primary market area and substantial experience with our operations, and they have contributed significantly to our business. If we lose the services of Mr. M. Garrett, Mr. Schwiers, and/or Mr. J. Garrett, they would be difficult to replace, and our business and development could be materially and adversely affected.

Our success also depends, in part, on our continued ability to attract and retain experienced loan originators, as well as other management personnel. Competition for personnel is intense, and we may not be successful in attracting or retaining qualified personnel. Our failure to compete for these personnel, or the loss of the services of several of such key personnel, could adversely affect our business strategy and seriously harm our business, results of operations, and financial condition.

Our historical operating results may not be indicative of our future operating results.

We may not be able to sustain our historical rate of growth, and, consequently, our historical results of operations will not necessarily be indicative of our future operations. Various factors, such as economic conditions, regulatory and legislative considerations, and competition, may also impede our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our results of operations and financial condition may be adversely affected because a high percentage of our operating costs are fixed expenses.

37

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

New lines of business or new products and services may subject us to additional risk.

From time to time, we may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business and/or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business and/or new products or services could have a material adverse effect on our business, financial condition and results of operations.

We are subject to losses due to errors, omissions or fraudulent behavior by our employees, clients, counterparties or other third parties.

We are exposed to many types of operational risk, including the risk of fraud by employees and third parties, clerical recordkeeping errors and transactional errors. Our business is dependent on our employees as well as third-party service providers to process a large number of increasingly complex transactions. We could be materially and adversely affected if employees, clients, counterparties or other third parties caused an operational breakdown or failure, either as a result of human error, fraudulent manipulation or purposeful damage to any of our operations or systems.

In deciding whether to extend credit or enter into other transactions with clients and counterparties, we may rely on information furnished to us by or on behalf of clients and counterparties, including financial statements and other financial information, which we do not independently verify. We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to clients, we may assume that a customer’s audited financial statements conform with GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our earnings are significantly affected by our ability to properly originate, underwrite and service loans. Our financial condition and results of operations could be negatively impacted to the extent we incorrectly assess the creditworthiness of our borrowers, fail to detect or respond to deterioration in asset quality in a timely manner, or rely on financial statements that do not comply with GAAP or are materially misleading.

A failure in or breach of our operational or security systems or infrastructure, or those of our third party vendors and other service providers or other third parties, including as a result of cyber-attacks, could disrupt our businesses, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs, and cause losses.

We rely heavily on communications and information systems to conduct our business. Information security risks for financial institutions such as ours have generally increased in recent years in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, and terrorists, activists, and other external parties. As customer, public, and regulatory expectations regarding operational and information security have increased, our operating systems and infrastructure must continue to be safeguarded and monitored for potential failures, disruptions, and breakdowns. Our business, financial, accounting, and data processing systems, or other operating systems and facilities may stop operating properly or become disabled or damaged as a result of a number of factors, including events that are wholly or partially beyond our control. For example, there could be electrical or telecommunication outages; natural disasters such as earthquakes, tornadoes, and hurricanes; disease pandemics (such as COVID-19); events arising from local or larger scale political or social matters, including terrorist acts; and as described below, cyber-attacks.

As noted above, our business relies on our digital technologies, computer and email systems, software and networks to conduct its operations. Although we have information security procedures and controls in place, our technologies, systems, networks, and our customers’ devices may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of our or our customers’ or other third parties’ confidential information. Third parties with whom we do business or that facilitate our business activities, including financial intermediaries, or vendors that provide service or security solutions for our operations, and other unaffiliated third parties, including the South Carolina Department of Revenue, which had customer records exposed in a 2012 cyber-attack, could also be sources of operational and information security risk to us, including from breakdowns or failures of their own systems or capacity constraints.

38

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

While we have disaster recovery and other policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. Our risk and exposure to these matters remains heightened because of the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of our controls, processes, and practices designed to protect our systems, computers, software, data, and networks from attack, damage or unauthorized access remain a focus for us. As threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate information security vulnerabilities. Disruptions or failures in the physical infrastructure or operating systems that support our businesses and clients, or cyber-attacks or security breaches of the networks, systems or devices that our clients use to access our products and services could result in client attrition, regulatory fines, penalties or intervention, reputation damage, reimbursement or other compensation costs, and/or additional compliance costs, any of which could have a material effect on our results of operations or financial condition.

Risks Related to Our Industry

We could experience a loss due to competition with other financial institutions or nonbank companies.

We face substantial competition in all areas of our operations from a variety of different competitors, both within and beyond our principal markets, many of which are larger and may have more financial resources. Such competitors primarily include national, regional, community and internet banks within the various markets in which we operate. We also face competition from many other types of financial institutions, including, without limitation, savings and loans, credit unions, finance companies, brokerage firms, insurance companies, and other financial intermediaries. The financial services industry could become even more competitive as a result of legislative and regulatory changes and continued consolidation. In addition, as customer preferences and expectations continue to evolve, technology has lowered barriers to entry and made it possible for banks to offer products and services in more areas in which they do not have a physical location and for nonbanks, such as FinTech companies, to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Banks, securities firms, and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting), and merchant banking. Many of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services as well as better pricing for those products and services than we can.

Our ability to compete successfully depends on a number of factors, including, among other things:

•	our ability to develop, maintain, and build upon long-term customer relationships based on top quality service, high ethical standards, and safe, sound assets;
•	our ability to expand our market position;
•	the scope, relevance, and pricing of the products and services we offer to meet our customers’ needs and demands;
•	the rate at which we introduce new products and services relative to our competitors;
•	customer satisfaction with our level of service; and
•	industry and general economic trends.

Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

We may be adversely affected by the soundness of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by the Bank cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to the Bank. Any such losses could have a material adverse effect on our financial condition and results of operations.

39

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

In addition, downgrades in the credit or financial strength ratings assigned to the counterparties with whom we transact could create the perception that our financial condition will be adversely impacted as a result of potential future defaults by such counterparties. Additionally, we could be adversely affected by a general, negative perception of financial institutions caused by the downgrade of other financial institutions. Accordingly, ratings downgrades for other financial institutions could affect the market price of our stock and could limit our access to or increase our cost of capital.

Failure to keep pace with technological change could adversely affect our business.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. In addition, we depend on internal and outsourced technology to support all aspects of our business operations. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business, financial condition and results of operations.

Consumers may decide not to use banks to complete their financial transactions.

Technology and other changes are allowing parties to complete financial transactions through alternative methods that historically have involved banks. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts, mutual funds or general-purpose reloadable prepaid cards. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as “disintermediation,” could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost of deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.

We are at risk of increased losses from fraud.

Criminals committing fraud increasingly are using more sophisticated techniques and in some cases are part of larger criminal rings, which allow them to be more effective.

The fraudulent activity has taken many forms, ranging from check fraud, mechanical devices attached to ATM machines, social engineering and phishing attacks to obtain personal information or impersonation of our clients through the use of falsified or stolen credentials. Additionally, an individual or business entity may properly identify themselves, particularly when banking online, yet seek to establish a business relationship for the purpose of perpetrating fraud. Further, in addition to fraud committed against us, we may suffer losses as a result of fraudulent activity committed against third parties. Increased deployment of technologies, such as chip card technology, defray and reduce aspects of fraud; however, criminals are turning to other sources to steal personally identifiable information, such as unaffiliated healthcare providers and government entities, in order to impersonate the consumer to commit fraud. Many of these data compromises are widely reported in the media. As a result of the increased sophistication of fraud activity, we have increased our spending on systems and controls to detect and prevent fraud. This will result in continued ongoing investments in the future.

Negative public opinion surrounding our Bank and the financial institutions industry generally could damage our reputation and adversely impact our earnings.

Reputation risk, or the risk to our business, earnings and capital from negative public opinion surrounding our Bank and the financial institutions industry generally, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance, mergers and acquisitions, cybersecurity incidents, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to keep and attract clients and employees, could impair the confidence of our investors, counterparties and business partners and can affect our ability to effect transactions and can expose us to litigation and regulatory action. Although we take steps to minimize reputation risk in dealing with our clients and communities, this risk will always be present given the nature of our business.

40

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Risks Related to an Investment in Our Common Stock

Our ability to pay cash dividends is limited, and we may be unable to pay future dividends even if we desire to do so.

The Federal Reserve has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve’s policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization’s capital needs, asset quality and overall financial condition. The Federal Reserve’s policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. In addition, under the prompt corrective action regulations, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect our ability to pay dividends or otherwise engage in capital distributions.

Our ability to pay cash dividends may be limited by regulatory restrictions, by our Bank’s ability to pay cash dividends to the Company and by our need to maintain sufficient capital to support our operations. As a South Carolina-chartered bank, the Bank is subject to limitations on the number of dividends that it is permitted to pay. Unless otherwise instructed by the S.C. Board, the Bank is generally permitted under South Carolina state banking regulations to pay cash dividends of up to 100% of net income in any calendar year without obtaining the prior approval of the S.C. Board. If our Bank is not permitted to pay cash dividends to us, it is unlikely that we would be able to pay cash dividends on our common stock. Moreover, holders of our common stock are entitled to receive dividends only when, and if declared by our board of directors. Although we have historically paid cash dividends on our common stock, we are not required to do so, and our board of directors could reduce or eliminate our common stock dividend in the future.

Our stock price may be volatile, which could result in losses to our investors and litigation against us.

Our stock price has been volatile in the past and several factors could cause the price to fluctuate substantially in the future. These factors include but are not limited to: actual or anticipated variations in earnings, changes in analysts’ recommendations or projections, our announcement of developments related to our businesses, operations and stock performance of other companies deemed to be peers, new technology used or services offered by traditional and non-traditional competitors, news reports of trends, irrational exuberance on the part of investors, new federal banking regulations, and other issues related to the financial services industry. Our stock price may fluctuate significantly in the future, and these fluctuations may be unrelated to our performance. General market declines or market volatility in the future, especially in the financial institutions sector, could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices. Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. Moreover, in the past, securities class action lawsuits have been instituted against some companies following periods of volatility in the market price of its securities. We could in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management’s attention and resources from our normal business.

Our principal shareholders and management own a significant percentage of our voting shares and are able to exercise significant influence over our business and have the power to block transactions that could benefit our other shareholders.

As of September 30, 2020, Mason Y. Garrett and his two sons, Harold E. Garrett and John B. Garrett (collectively, the “Garretts”), own a total of approximately 24.1% of our outstanding shares of voting stock and together constitute our largest shareholder. As a result, the Garretts have the ability to significantly influence the outcome of matters requiring approval of our shareholders. Consequently, the Garretts have significant influence over our operations and outcome of shareholder votes on the approval of mergers and acquisitions or changes in corporate control which, among other things, could discourage potential acquirers from attempting to acquire the Company, thereby impeding or preventing the consummation of acquisition or change of control transactions in which our shareholders might otherwise receive a premium for their shares.

41

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Securities analysts may not initiate coverage or continue to cover our common stock.

The trading market for our common stock will depend in part on the research and reports that securities analysts publish about us and our business. We do not have any control over these securities analysts, and they may not cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect our market price. If we are covered by securities analysts, and our common stock is the subject of an unfavorable report, the price of our common stock may decline. If one or more of these analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our common stock to decline.

Future sales of our stock by our shareholders or the perception that those sales could occur may cause our stock price to decline.

Although our common stock is quoted on the OTC Market, the trading volume in our common stock is lower than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the relatively low trading volume of our common stock, significant sales of our common stock in the public market, or the perception that those sales may occur, could cause the trading price of our common stock to decline or to be lower than it otherwise might be in the absence of those sales or perceptions.

Economic and other circumstances may require us to raise capital at times or in amounts that are unfavorable to us. If we have to issue shares of common stock, they will dilute the percentage ownership interest of existing shareholders and may dilute the book value per share of our common stock and adversely affect the terms on which we may obtain additional capital.

We may need to incur additional debt or equity financing in the future to make strategic acquisitions or investments or to strengthen our capital position. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control and our financial performance. We cannot provide assurance that such financing will be available to us on acceptable terms or at all, or if we do raise additional capital that it will not be dilutive to existing shareholders.

If we determine, for any reason, that we need to raise capital, our board generally has the authority, without action by or vote of the shareholders, to issue all or part of any authorized but unissued shares of stock for any corporate purpose, including issuance of equity-based incentives under or outside of our equity compensation plans. Additionally, we are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. The market price of our common stock could decline as a result of sales by us of a large number of shares of common stock or preferred stock or similar securities in the market or from the perception that such sales could occur. If we issue preferred stock that has a preference over the common stock with respect to the payment of dividends or upon liquidation, dissolution or winding-up, or if we issue preferred stock with voting rights that dilute the voting power of the common stock, the rights of holders of the common stock or the market price of our common stock could be adversely affected. Any issuance of additional shares of stock will dilute the percentage ownership interest of our shareholders and may dilute the book value per share of our common stock. Shares we issue in connection with any such offering will increase the total number of shares and may dilute the economic and voting ownership interest of our existing shareholders.

The obligations associated with being a public company will require significant resources and management attention, which will increase our costs of operation and may divert focus from our business operations.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, and the related securities rules and regulations of the FDIC. In particular, we will be required to file with the SEC annual, quarterly and current reports with respect to our business and financial condition. Compliance with these requirements will place significant demands on our legal, accounting and finance staff and may divert management’s attention from implementing our growth strategy, which could prevent us from implementing our strategic initiatives and improving our business, financial condition, results of operations and prospects. Any changes made to comply with these requirements may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all.

42

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

As a public company, we will incur increases in our legal, accounting and insurance costs, as well as our compensation expense as we may hire additional staff to help with complying with the requirements of a public reporting company. In addition, we have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, we cannot predict or estimate the amount of additional costs we may incur in order to comply with these requirements. We anticipate that these increased costs will increase our general and administrative expenses.

These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

Failure to establish and maintain effective internal controls over financial reporting could have an adverse effect on our business and results of operations.

Effective internal control is necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, we could be subject to regulatory action or other litigation, and our operating results could be adversely affected.

We are not currently required to comply with SEC rules implementing Section 404 of the Sarbanes-Oxley Act regarding attestation reports on internal control over financial reporting and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. However, beginning with our annual report for the year ending December 31, 2022, our management may be required to conduct an annual assessment of the effectiveness of our internal control over financial reporting in accordance with Section 404 of Sarbanes-Oxley and rules promulgated under the Exchange Act if our assets are over $1 billion as of January 1, 2022. We are in the process of reviewing our formal policies, processes and practices related to financial reporting and to the identification of key financial reporting risks, assessment of their potential impact and linkage of those risks to specific areas and controls within our organization. If we fail to adequately comply with the requirements of Section 404, we may be subject to adverse regulatory consequences, and there could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements.

In each annual report, we will be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The process to document and evaluates our internal control over financial reporting is both costly and challenging. In this regard, we must dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and continue to refine our reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed time frame or at all, that our internal control over financial reporting is effective as required by Section 404 of Sarbanes-Oxley. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Any and all of these factors could have a material adverse effect on us and lead to a decline in the price of our common stock.

Provisions of our articles of incorporation and bylaws, South Carolina law, and state and federal banking regulations, could delay or prevent a takeover by a third party.

Our articles of incorporation and bylaws could delay, defer, or prevent a third-party takeover, despite possible benefit to the shareholders, or otherwise adversely affect the price of our common stock. Our governing documents:

•	authorize 20,000,000 shares of common stock and 20,000,000 shares of preferred stock (the terms, including voting rights, of which may be established by the board of directors) that may be issued by the board of directors without shareholder approval;
•	require advance notice of proposed nominations for election to the board of directors and business to be conducted at a shareholder meeting;
•	require the board of directors, when considering whether a proposed plan of merger, consolidation, exchange, or sale of all, or substantially all, of the assets of the Company, to consider the interests of the Company’s employees and the communities in which the Company and its subsidiaries do business in addition to the interests of the Company’s shareholders;

43

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

•	provide that the number of directors shall be fixed from time to time by resolution adopted by a majority of the directors then in office, but may not consist of fewer than five nor more than 25 members; and
•	provide that no individual who is or becomes a “business competitor” or who is or becomes affiliated with, employed by, or a representative of any individual, corporation, or other entity which the board of directors, after having such matter formally brought to its attention, determines to be in competition with us or any of our subsidiaries (any such individual, corporation, or other entity being a “business competitor”) shall be eligible to serve as a director if the board of directors determines that it would not be in our best interests for such individual to serve as a director (any financial institution having branches or affiliates within the counties in which we operate is presumed to be a business competitor unless the board of directors determines otherwise).

In addition, the South Carolina business combinations statute provides that a 10% or greater shareholder of a resident domestic corporation cannot engage in a “business combination” (as defined in the statute) with such corporation for a period of two years following the date on which the 10% shareholder became such, unless the business combination or the acquisition of shares is approved by a majority of the disinterested members of such corporation’s board of directors before the 10% shareholder’s share acquisition date. This statute further provides that at no time (even after the two-year period subsequent to such share acquisition date) may the 10% shareholder engage in a business combination with the relevant corporation unless certain approvals of the board of directors or disinterested shareholders are obtained or unless the consideration given in the combination meets certain minimum standards set forth in the statute. The law is very broad in its scope and is designed to inhibit unfriendly acquisitions, but it does not apply to corporations whose articles of incorporation contain a provision electing not to be covered by the law. Our articles of incorporation do not contain such a provision. An amendment of our articles of incorporation to that effect would, however, permit a business combination with an interested shareholder even though such status was obtained prior to the amendment.

Finally, the Change in Bank Control Act and the Bank Holding Company Act generally require filings and approvals prior to certain transactions that would result in a party acquiring control of the Company or the Bank.

An investment in our common stock is not an insured deposit.

Our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. An investment in our common stock is inherently risky for the reasons described in this “Risk Factors” section and elsewhere in this registration statement and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire our common stock, you may lose some or all of your investment.

General Risk Factors

We may be exposed to a need for additional capital resources in the future and these capital resources may not be available when needed or at all.

We may need to incur additional debt or equity financing in the future to make strategic acquisitions or investments or to strengthen our capital position. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control and our financial performance. Accordingly, we cannot provide assurance that such financing will be available to us on acceptable terms or at all. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired. In addition, if we decide to raise additional equity capital, our current shareholders’ interests could be diluted.

We are party to various claims and lawsuits incidental to our business. Litigation is subject to many uncertainties such that the expenses and ultimate exposure with respect to many of these matters cannot be ascertained.

From time to time, we, our directors and our management are or may be the subject of various claims and legal actions by customers, employees, shareholders and others. Whether such claims and legal actions are legitimate or unfounded, if such claims and legal actions are not resolved in our favor, they may result in significant financial liability and/or adversely affect the market perception of us and our products and services as well as impact customer demand for those products and services. In light of the potential cost, reputational damage and uncertainty involved in litigation, we have in the past and may in the future settle matters even when we believe we have a meritorious defense. Certain claims may seek injunctive relief, which could disrupt the ordinary conduct of our business and operations or increase our cost of doing business. Our insurance or indemnities may not cover all claims that may be asserted against us. Any judgments or settlements in any pending litigation or future claims, litigation or investigation could have a material adverse effect on our business, reputation, financial condition and results of operations.

44

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Item 2.  Financial Information

Selected Financial Data

The following table sets forth summary historical consolidated financial data as of the dates and for the periods shown. The summary balance sheet data as of December 31, 2019 and the summary income statement data for the year then ended have been derived from our audited consolidated financial statements included in Item 13 of this registration statement. The summary balance sheet data as of December 31, 2018, 2017, and 2016 and the summary income statement data for the years then ended have been derived from our previously audited consolidated financial statements. The summary consolidated financial data as of and for the nine months ended September 30, 2020 and 2019 is derived from our unaudited interim consolidated financial statements included in Item 13 of this registration statement or derived from our internal financial statements and includes all normal and recurring adjustments that we consider necessary for a fair presentation. Operating results for the nine months ended September 30, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2020.

You should read the following financial data in conjunction with the other information contained in this registration statement, including under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in the financial statements and related notes thereto included in Item 13 of this registration statement.

	(Unaudited)		(Audited)
(dollars in thousands, except per share data)	As of and for the nine months ended September 30,		As of and for the year ended December 31,
	2020	2019	2019	2018	2017	2016
Income Statement Data:
Net interest income	$30,066	$29,396	$39,574	$36,117	$32,218	$27,421
Provision for loan losses	2,537	2,148	2,768	2,632	6,089	3,269
Noninterest income	1,960	1,307	1,634	1,195	883	1,008
Noninterest expense	22,250	20,692	27,814	26,473	24,223	20,101
Income before taxes	7,239	7,863	10,626	8,207	2,789	5,059
Provision for income taxes	1,804	1,926	2,562	1,910	1,999	1,875
Net income	$5,435	$5,937	$8,064	$6,297	$790	$3,184

Per Common Share Data:
Weighted average shares of common stock outstanding, basic	5,210,066	4,988,511	5,041,420	4,522,127	4,498,555	4,434,979
Weighted average shares of common stock outstanding, diluted	5,280,223	5,057,092	5,111,577	4,905,397	4,881,559	4,820,757
Total shares of common stock outstanding	5,219,531	5,188,151	5,201,951	4,553,490	4,502,190	4,483,990
Basic income per common share	$0.99	$1.12	$1.51	$1.31	$0.16	$0.67
Diluted income per common share	$0.97	$1.11	$1.49	$1.28	$0.16	$0.66
Dividends declared per common share	$0.24	$—	$0.08	$—	$0.30	$0.40
Dividend payout ratio	24.7%	N/A	5.4%	0.0%	187.5%	60.6%
Book value (at end of period)	$15.67	$14.19	$14.49	$12.42	$10.96	$10.83

Balance Sheet Data:
Total loans	$839,561	$720,203	$756,389	$663,279	$551,394	$418,791
Allowance for loan losses	$(11,988)	$(10,083)	$(10,287)	$(9,188)	$(7,414)	$(5,158)
Total assets	$1,011,773	$887,429	$911,645	$776,206	$653,733	$515,514
Total Deposits	$885,236	$790,367	$812,501	$678,795	$569,998	$430,327
Total shareholders' equity	$83,093	$74,892	$76,650	$57,442	$50,633	$50,689
Common shareholders' equity	$81,795	$73,594	$75,352	$56,144	$49,335	$49,391

Performance Ratios:
Return on average assets	0.76%	0.94%	0.94%	0.88%	0.14%	0.69%
Return on average equity	9.03%	11.59%	11.45%	11.67%	1.54%	6.22%
Net interest rate spread (1)	4.07%	4.43%	4.86%	5.39%	4.72%	5.58%
Net interest margin (2)	4.37%	4.83%	4.94%	5.41%	5.97%	6.38%
Efficiency ratio (3)	69.46%	67.40%	68.20%	70.95%	73.18%	70.70%

Asset Quality Data (at Period End):
Net chargeoffs (recoveries) to average loans (annualized)	0.14%	0.24%	0.24%	0.14%	0.80%	0.65%
Nonperforming assets to total loans	0.32%	0.52%	0.50%	0.61%	1.22%	1.89%
Allowance for loan losses to nonperforming loans	2011.39%	657.29%	542.28%	1871.28%	410.52%	170.96%
Allowance for loan losses to total loans	1.43%	1.40%	1.36%	1.39%	1.34%	1.23%

Balance Sheet and Capital Ratios(4):
Total loans to total deposits	94.84%	91.12%	93.09%	97.71%	96.74%	97.32%
Tangible common equity to tangible assets	8.02%	8.22%	8.33%	7.31%	7.64%	9.70%
Leverage ratio	9.99%	10.48%	10.40%	9.90%	9.10%	11.70%
Tier 1 risk-based captial ratio	11.71%	12.17%	11.83%	11.40%	10.50%	13.90%
Total risk-based capital ratio	12.96%	13.42%	13.08%	12.60%	11.70%	15.10%

(1) The interest rate spread represents the difference between the fully taxable equivalent weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.

(2) The net interest margin represents fully taxable equivalent net interest income as a percentage of average interest-earning assets for the period.

(3) The efficiency ratio represents noninterest expense as a percentage of the sum of net interest income on a fully taxable equivalent basis and noninterest income.

(4) Capital ratios are for Grandsouth Bancorporation, Inc. on a consolidated basis

45

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis is presented on a consolidated basis and focuses on the major components of our operations and significant changes in our results of operations for the periods presented. We encourage you to read this discussion and analysis in conjunction with the financial statements and the related notes and the other statistical information included in this registration statement. Historical results of operations and the percentage relationships among any amounts included, and any trends that may appear, may not indicate trends in our operations or results of operations for any future periods.

We have made, and will continue to make, various forward-looking statements with respect to financial and business matters.  Comments regarding our business that are not historical facts are considered forward-looking statements that involve inherent risks and uncertainties.  Actual results may differ materially from those contained in these forward-looking statements.  For additional information regarding our cautionary disclosures, see the “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this registration statement.

Overview

The Company was incorporated in 2000 under the laws of South Carolina and is a bank holding company registered under the Bank Holding Company Act of 1956. The Company’s primary purpose is to serve as the holding company for the Bank. On October 2, 2000, pursuant to a Plan of Exchange approved by the shareholders of the Bank, all of the outstanding shares of capital stock of the Bank were exchanged for shares of the Company, and the Company became the owner of all of the outstanding capital stock of the Bank. The Company presently engages in no business other than that of owning the Bank and has no employees.

The Company has one non-bank subsidiary, the GrandSouth Trust, a Delaware statutory trust, formed to facilitate the issuance of trust preferred securities. The GrandSouth Trust is not consolidated in the Company’s financial statements.

We provide a full range of financial services through offices located throughout South Carolina. We provide full-service retail and commercial banking products.

Recent Events—COVID-19

As noted above, the COVID-19 pandemic, which was declared a national emergency in the United States in March 2020, continues to create extensive disruptions to the global economy and financial markets and to businesses and the lives of individuals throughout the world. Our business, financial condition and results of operations generally rely upon the ability of our borrowers to repay their loans, the value of collateral underlying our secured loans, and demand for loans and other products and services we offer, which are highly dependent on the business environment in our primary markets where we operate and in the United States as a whole.

Temporary Operational Changes

We have taken a number of steps to protect our employees, customers and communities. In March 2020, as part of our efforts to exercise social distancing, we closed all of our banking lobbies (other than by appointment) and conducted most of our business through drive-thru tellers and through electronic and online means. At this time, our lobbies have been reopened, but we encourage customers to use other means to conduct their banking. In addition, our team is working in the office at this time; however, we have the ability to shift to working remotely, as needed.

Lending Operations and Accommodations to Customers

We are focused on serving the needs of our commercial and consumer customers and have offered flexible loan payment arrangements, including short-term loan modifications or forbearance payments, and reduced or waived certain fees on deposit accounts. As of September 30, 2020, we had granted short-term deferrals related to the COVID-19 crisis for $93.0 million of loans but as of that date approximately 99.9% had resumed payments. Under federal bank regulatory guidance, short-term loan modifications made on a good faith basis in response to COVID-19 to borrowers who were current before any such relief are not considered troubled debt restructurings (“TDR”). We also paused new foreclosure and repossession actions through September 30, 2020 and will continue to re-evaluate these activities based on the ongoing COVID-19 pandemic. These programs may negatively impact our revenue and other results of operations in the near term and, if not effective in mitigating the effect of COVID-19 on our customers, may adversely affect our business and results of operations more substantially over a longer period of time. Future governmental actions may require these and other types of customer-related responses.

46

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

We also participated in the Small Business Administration’s Paycheck Protection Program (“PPP”). As of September 30, 2020, we secured funding of 272 loans totaling approximately $37.5 million though the PPP.

Impact on Results of Operations and Financial Condition

We are monitoring the impact of the COVID-19 pandemic on our results of operation and financial condition. While the pandemic has not yet had a significant impact to our financial condition as of September 30, 2020, in the form of incurred losses or communications from our borrowers that significant losses were imminent, we nevertheless determined it prudent to increase our allowance for loan losses by $1.6 million in the first nine months of 2020, related to changes in qualitative factors, primarily as a result of the abrupt slowdown in commercial economic activity related to COVID-19, as well as the dramatic rise in the unemployment rate in our market area. Our allowance for periods ending after September 30, 2020 may be materially impacted by the COVID-19 pandemic.

We are also monitoring the impact of the COVID-19 pandemic on the operations and value of our investments. We mark to market our AFS investments and review our investment portfolio for impairment at each period end. Because of changing economic and market conditions affecting issuers, we may be required to recognize impairments on the securities we hold as well as reductions in other comprehensive income. We cannot currently determine the ultimate impact of the pandemic on the long-term value of our investment portfolio.

As of September 30, 2020, we had $0.7 million of goodwill. At each quarter end in 2020, we have considered whether a quantitative assessment of our goodwill was required because of the significant economic disruption caused by the COVID-19 pandemic. At September 30, 2020, we determined no goodwill impairment was required. However, further delayed recovery or further deterioration in market conditions related to the general economy, financial markets, and the associated impacts on our customers, employees and vendors, among other factors, could significantly impact the impairment analysis and may result in future goodwill impairment charges that, if incurred, could have an adverse effect on our results of operations and financial condition.

Capital and Liquidity

As of September 30, 2020, all of our capital ratios were in excess of all regulatory requirements. While we believe that we have sufficient capital to withstand an extended economic recession brought about by the COVID-19 pandemic, our reported and regulatory capital ratios could be adversely impacted by loan losses.

We continue to monitor unfunded commitments through the pandemic, including home equity lines of credit, for evidence of increased credit exposure as borrowers utilize these lines for liquidity purposes. We believe there could be potential stresses on liquidity management as a result of the COVID-19 pandemic. For instance, as clients manage their own liquidity stress, we could experience an increase in the utilization of existing lines of credit.

Critical Accounting Policies and Estimates

Our accounting and reporting policies conform to GAAP and conform to general practices within the industry in which we operate. To prepare financial statements in conformity with GAAP, management makes estimates, assumptions and judgments based on available information. These estimates, assumptions and judgments affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements and, as this information changes, actual results could differ from the estimates, assumptions and judgments reflected in the financial statements, which could have a material impact on our future financial condition and results of operations.

Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported. We have identified the determination of the allowance for loan losses to be an accounting area that requires the most subjective or complex judgments and, as such, could be most subject to revision as new or additional information becomes available or circumstances change, including overall changes in the economic climate. Therefore, we consider this policy, discussed below, to be a critical accounting policy and estimate and discuss it directly with the Audit Committee of our board of directors.

47

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Additional information about our critical and significant accounting policies can be found in Note 1 of our audited consolidated financial statements as of December 31, 2019, included in Item 13 of this registration statement.

Allowance for Loan Losses (“ALL”) – The ALL reflects our estimates of probable losses inherent in the loan portfolio at the balance sheet date. Our management evaluates the ALL on a regular basis and it is based on the collectability of our loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available and such revisions can materially affect our financial results.

The methodology for determining the ALL has two main components: the evaluation of individual loans for impairment and the evaluation of certain groups of homogeneous loans with similar risk characteristics.

A loan is considered impaired when it is probable that we will be unable to collect all principal and interest payments due according to the original contractual terms of the loan agreement. We individually evaluate all loans classified as substandard or nonaccrual greater than $250,000 for impairment. If the impaired loan is considered collateral dependent, a charge-off is taken based upon the appraised value of the property (less an estimate of selling costs if foreclosure is anticipated) compared to the loan’s carrying value, if necessary. If the impaired loan is not collateral dependent, a specific reserve is established based upon an estimate of the future discounted cash flows after consideration of modifications and the likelihood of future default and prepayment.

The allowance for non-impaired loans consists of a base historical loss reserve and a qualitative reserve. The loss rates for the base loss reserve are segmented into 24 loan categories and contain loss rates ranging from approximately 0.01% to 100.00% dependent of loan category size.

The qualitative reserve adjusts the average loss rates utilized in the base loss reserve for trends in the following internal and external factors:

•	Changes in lending and loan review policies;
•	Experience, ability, and depth of lending management;
•	Volume and severity of past due, nonaccrual, and classified loans;
•	Collateral values;
•	Loan concentrations and loan growth; and
•	Economic conditions – including unemployment rates, housing prices and sales, and regional economic outlooks.

Qualitative reserve adjustment factors are decreased for favorable trends and increased for unfavorable trends. These factors are subject to further adjustment as economic and other conditions change.

Discussion of Financial Condition

General

Total assets increased $100.1 million, or 11.0%, to $1.0 billion at September 30, 2020 from $911.6 million at December 31, 2019. This increase in assets was primarily due to increases in investments available for sale of $29.0 million from $73.9 million at December 31, 2019 to $102.9 million at September 30, 2020, and loans, which increased $83.2 million for the nine months ended September 30, 2020, or an annualized rate or 14.7%. Noninterest-bearing deposits increased $51.5 million, or 37.2%, to $189.8 million at September 30, 2020 from $138.3 million at December 31, 2019.

Total liabilities increased $93.7 million, or 11.2%, to $928.7 million at September 30, 2020 from $835.0 million at December 31, 2019, due primarily to the $72.7 million increase in total deposits and $21.0 million increase in FHLB advances.

48

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Total shareholders’ equity increased $6.4 million to $83.1 million at September 30, 2020 compared to $76.7 million at December 31, 2019. This increase was primarily attributable to $5.4 million of net income and $1.6 million of after-tax increase in market value of investment securities available for sale, partially offset by dividends declared of $1.3 million. Tangible book value per common share, a non-GAAP measure, increased $1.19 to $15.53 at September 30, 2020 from $14.34 at December 31, 2019.

Cash and Cash Equivalents

Total cash and cash equivalents decreased $8.3 million to $34.5 million at September 30, 2020 from $42.8 million at December 31, 2019, primarily to fund unleveraged loan growth and investment securities purchases. We continue to hold adequate levels of liquid and short-term assets.

Investment Securities

Our investment securities portfolio is classified as AFS. AFS securities are carried at fair value. The following table shows the amortized cost and fair value for our AFS investment portfolio at the dates indicated.

	September 30, 2020		December 31, 2019
		Estimated		Estimated
	Amortized	Fair	Amortized	Fair
(Dollars in thousands)	Cost	Value	Cost	Value

U.S. government agencies	$—	$—	$4,000	$3,972
State and municipal obligations	16,720	17,544	6,364	6,507
Mortgage-backed securities - agency	26,402	26,797	32,318	32,437
Collateralized mortgage obligations - agency	48,499	49,716	23,550	23,654
Asset-backed securities	6,407	6,324	6,914	6,815
Corporate bonds	2,500	2,500	500	500
	$100,528	$102,881	$73,646	$73,885

AFS investment securities increased $29.0 million, or 39.2%, to $102.9 million at September 30, 2020 from $73.9 million at December 31, 2019. Corporate bonds, which increased $2.0 million, or 400.0%, to $2.5 million at September 30, 2020 from $0.5 million at December 31, 2019 include subordinated debt issued by community banks that are within and outside of our footprint. We continue to look for opportunities to re-deploy funds from investment securities to higher yielding loans.

As indicated in the table below, the number and dollar amount of securities in an unrealized loss position decreased between December 31, 2019 and September 30, 2020. We believe the number of securities in an unrealized loss position is due entirely to interest rate fluctuation from the time that many of these securities were originally purchased. We regularly review our investment portfolio for impairment that is other than temporary (“OTTI”) and concluded that no OTTI existed during the periods ended September 30, 2020 and December 31, 2019. In addition, we do not currently intend to sell the securities, nor do we believe it is more likely than not that we would be required to sell these securities before their anticipated recovery of amortized cost.

	12 Months or Less			More Than 12 Months			Total
	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses
				(Dollar in Thousands)
As of September 30, 2020	6	$25,979	$106	3	$5,373	$76	9	$31,352	$182
As of December 31, 2019	15	$42,584	$217	2	$2,996	$98	17	$45,580	$315
49

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

We closely monitor the financial condition of the issuers of our municipal securities. As of September 30, 2020, the fair value of our municipal securities portfolio balance consists of approximately 28.7% of general obligation bonds and 71.3% of revenue bonds. As of September 30, 2020, and December 31, 2019, all of our municipal securities were performing and rated AA or better by either Moody’s or Standard and Poor’s.

The composition and maturities of the available-for-sale investment securities portfolio at September 30, 2020 are summarized in the following table. Maturities are based on the final contractual payment dates, and do not reflect the impact of prepayments or early redemptions that may occur. The composition and maturity distribution of the securities portfolio is subject to change depending on rate sensitivity, capital, and liquidity needs.

	Less than one year		More than one year through five years		More than five years through ten years		More than ten years		Total securities
(Dollars in thousands)	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
State and municipal obligations	$500	1.9%	$—	—	$—	0.00%	$16,220	2.93%	$16,720	2.90%
Mortgage-backed securities - agency	—	—	—	—	14,147	1.40%	12,255	1.39%	26,402	1.40%
Collateralized mortgage obligations - agency	—	—	—	—	7,758	2.32%	40,741	1.52%	48,499	1.65%
Asset-backed securities	—	—	—	—	954	0.42%	5,453	1.03%	6,407	0.94%
Corporate bonds	—	—	—	—	2,000	5.75%	500	5.25%	2,500	5.65%
Total securities available-for-sale	$500	1.90%	$—	—	$24,859	2.00%	$75,169	1.79%	$100,528	1.84%

(1) - Tax exempt municipal obligations are shown on a tax equivalent basis using a 21% federal tax rate

Other Investments

As of September 30, 2020, we held $6.7 million in other investments accounted for at cost which was a decrease of $2.5 million, or 27.0%, compared to $9.2 million at December 31, 2019. The following table summarizes other investments as of the dates indicated:

	September 30,	December 31,
	2020	2019
	(Dollars in millions)
FHLB stock	$1,713	$698
CRA qualified preferred stock	$500	$500
Certificates of deposit with other banks	$4,254	$7,751
Investment in trust preferred securities	$247	$247
Total other investments	$6,714	$9,196

The amount of FHLB stock required to be owned by the Bank is determined by the amount of FHLB advances outstanding. The increase in our FHLB stock to $1.7 million at September 30, 2020, compared to $0.7 million at December 31, 2019 was the result of increased FHLB borrowings outstanding from no advances at December 31, 2019 to $21.0 million at September 30, 2020.

Loans

The following table presents our loan portfolio composition and the corresponding percentage of total loans as of the dates indicated. Other construction and land loans include residential acquisition and development loans and loans on commercial undeveloped land and one-to-four family improved and unimproved lots. Commercial real estate loans include loans on non-residential owner-occupied and non-owner-occupied real estate, multi-family, and owner-occupied investment property. Commercial and industrial loans include unsecured commercial loans and commercial loans secured by business assets.

50

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

	September 30,		December 31,
(Dollars in thousands)	2020		2019		2018		2017		2016
	Balance	Percent	Balance	Percent	Balance	Percent	Balance	Percent	Balance	Percent
Real estate mortgage loans:
One-to four-family residential	$108,345	12.88	$101,071	13.36	$96,956	14.62	$80,313	14.57	$56,808	13.56
Commercial real estate	345,835	41.12	306,802	40.55	249,927	37.67	194,536	35.28	147,110	35.13
Home equity loans and lines of credit	17,676	2.10	17,811	2.35	12,916	1.95	14,034	2.55	10,354	2.47
Residential construction	28,104	3.34	8,375	1.11	8,992	1.36	10,681	1.94	6,838	1.63
Other construction and land	68,970	8.20	55,505	7.34	48,214	7.27	43,899	7.96	31,533	7.53
Commercial and industrial	235,969	28.06	225,629	29.82	200,044	30.15	157,099	28.49	130,687	31.21
Consumer	36,192	4.30	41,335	5.46	46,350	6.99	50,784	9.21	35,028	8.36
Loans receivable, gross	841,091	100.00	756,528	100.00	663,399	100.00	551,346	100	418,358	100

Less: Net deferred loan costs (fees)	(1,448)		(73)		(19)		146		391
Unamortized discount	(281)		(304)		(357)		(547)		(479)
Unamortized premium	199		238		256		449		521

Loans receivable, net of deferred fees	$839,561		$756,389		$663,279		$551,394		$418,791

Net loans increased $83.2 million, or an annualized rate of 14.7%, to $839.6 million at September 30, 2020, compared to $756.4 million at December 31, 2019. Most of our loan growth is concentrated in commercial real estate and commercial and industrial with increases of $39.0 million, or 12.7%, and $10.3 million, or 4.6%, respectively, as compared to relative balances at December 31, 2019. Included in net loans as of September 30, 2020, is $37.5 million of PPP loans of which we anticipate a large majority will be forgiven by December 31, 2020.

Maturities and Sensitivity of Loans to Changes in Interest Rates

The information in the following table is based on the contractual maturities of individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to the same credit approval and underwriting standards as new loans, the terms of which may be modified upon renewal. Actual repayments of loans may differ from the maturities reflected below because borrowers have the right to prepay obligations with or without prepayment penalties.

	September 30, 2020
(Dollars in thousands)	One year or less	Over one year to five years	Over five years	Total
Real estate loans:
One-to-four family residential	$11,412	$51,069	$45,703	$108,184
Commercial	36,444	211,482	97,390	345,316
Home equity loans and lines of credit	2,258	1,019	14,438	17,715
Residential construction	12,410	12,311	3,226	27,947
Other construction and land	17,105	38,146	13,447	68,698
Commercial	50,277	172,274	12,905	235,456
Consumer	29,676	6,074	495	36,245
Loans receivable, net of deferred fees	$159,582	$492,375	$187,604	$839,561

Longer term one-to-four family residential, construction, commercial real estate, and home equity loans and lines of credit typically carry interest rates which adjust to certain London Interbank Offered Rate (LIBOR) indexes or The Wall Street Journal Prime Rate. Longer term one-to-four family residential construction loans represent construction-to-permanent loans which, upon completion of the construction phase, become one-to-four family residential real estate loans.

51

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

The following table sets forth the recorded investment of all loans maturing after September 30, 2021 that have either fixed interest rates or floating or adjustable interest rates.

	September 30, 2020
(Dollars in thousands)	Fixed	Floating or adjustable	Total
Real estate loans:
One-to-four family residential	$52,653	$44,120	$96,773
Commercial	208,081	100,791	308,872
Home equity loans and lines of credit	30	15,428	15,458
Residential construction	1,688	13,849	15,537
Other construction and land	27,620	23,974	51,594
Commercial	179,254	5,926	185,180
Consumer	6,568	—	6,568
Total	$475,894	$204,088	$679,982

Delinquent Loans

When a loan becomes 15 days past due, we contact the borrower to inquire as to the status of the loan payment. When a loan becomes 30 days or more past due, we increase collection efforts to include all available forms of communication. Once a loan becomes 45 days past due, we generally issue a demand letter and further explore the reasons for non-repayment, discuss repayment options, and inspect the collateral. In the event the loan officer or collections staff has reason to believe restructuring will be mutually beneficial to the borrower and the Bank, the borrower is referred to the Bank’s Credit Administration staff to explore restructuring alternatives to foreclosure. Once the demand period has expired and it has been determined that restructuring is not a viable option, the Bank’s counsel is instructed to pursue foreclosure.

The accrual of interest on loans is discontinued at the time a loan becomes 90 days delinquent or when it becomes impaired, whichever occurs first, unless the loan is well secured and in the process of collection. All interest accrued but not collected for loans that are placed on nonaccrual is reversed. Interest payments received on nonaccrual loans are generally applied as a direct reduction to the principal outstanding until the loan is returned to accrual status. Interest payments received on nonaccrual loans may be recognized as income on a cash basis if recovery of the remaining principal is reasonably assured. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. Interest payments applied to principal while the loan was on nonaccrual may be recognized in income over the remaining life of the loan after the loan is returned to accrual status.

If a loan is modified in a TDR, the loan is generally placed on non-accrual until there is a period of satisfactory payment performance by the borrower (either immediately before or after the restructuring), generally six consecutive months, and the ultimate collectability of all amounts contractually due is not in doubt. For a discussion of TDRs, see the section entitled “Troubled Debt Restructurings” below.

The following table sets forth certain information with respect to our loan portfolio carrying balances of delinquencies at the dates indicated. We had no loans 90 days or more past due that are still accruing interest as of September 30, 2020 or December 31, 2019 that are not 98% guaranteed by the issuing agency.

52

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

	Delinquent loans
	30-59 Days	60-89 Days	90 Days and over	Total
	(Dollars in thousands)
September 30, 2020
Real estate loans:
One-to-four family residential	$5	$—	$15	$20
Commercial	—	—	—	—
Home equity loans and lines of credit	—	—	—	—
Residential construction	—	—	—	—
Other construction and land	—	18	—	18
Commercial	320	—	14	334
Consumer	1,147	1,072	1,757	3,976
Total delinquent loans	$1,472	$1,090	$1,786	$4,348
% of total loans, net	0.18%	0.13%	0.21%	0.52%

December 31, 2019
Real estate loans:
One-to-four family residential	$107	$15	$—	$122
Commercial	570	—	—	570
Home equity loans and lines of credit	—	—	—	—
Residential construction	—	—	296	296
Other construction and land	—	172	—	172
Commercial	242	—	2	244
Consumer	1,999	642	3,122	5,763
Total delinquent loans	$2,918	$829	$3,420	$7,167
% of total loans, net	0.39%	0.11%	0.45%	0.95%

December 31, 2018
Real estate loans:
One-to-four family residential	$324	$1,265	$—	$1,589
Commercial	554	—	—	554
Home equity loans and lines of credit	—	—	—	—
Residential construction	—	—	—	—
Other construction and land	972	—	—	972
Commercial	208	—	1	209
Consumer	2,029	1,121	4,281	7,431
Total delinquent loans	$4,087	$2,386	$4,282	$10,755
% of total loans, net	0.62%	0.36%	0.65%	1.62%

December 31, 2017
Real estate loans:
One-to-four family residential	$145	$66	$552	$763
Commercial	—	—	510	510
Home equity loans and lines of credit	—	—	—	—
Residential construction	—	—	—	—
Other construction and land	122	—	—	122
Commercial	55	58	157	270
Consumer	1,360	1,597	3,418	6,375
Total delinquent loans	$1,682	$1,721	$4,637	$8,040
% of total loans, net	0.31%	0.31%	0.84%	1.46%

December 31, 2016
Real estate loans:
One-to-four family residential	$667	$50	$828	$1,545
Commercial	182	1,090	590	1,862
Home equity loans and lines of credit	298	—	—	298
Residential construction	—	—	—	—
Other construction and land	1,199	—	78	1,277
Commercial	114	—	—	114
Consumer	2,078	939	4,627	7,644
Total delinquent loans	$4,538	$2,079	$6,123	$12,740
% of total loans, net	1.08%	0.50%	1.46%	3.04%

Total delinquencies as a percentage of loans have decreased from 0.95% at December 31, 2019 to 0.52% at September 30, 2020, representing a decrease of 45.3% over the period. Loans past due 90 days and over have experienced a greater decline, decreasing from 0.45% at December 31, 2019 to 0.21% at September 30, 2020. Delinquent loans decreased $2.8 million to $4.3 million at September 30, 2020 from $7.2 million at December 31, 2019. The decrease in 30-59 days delinquencies of $1.4 million, or 49.6%, from December 31, 2019 is concentrated primarily in commercial real estate loans and consumer loans. We continue to focus on collection efforts and favorable resolutions.

53

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Non-Performing Assets

Non-performing loans include all loans past due 90 days and over, certain impaired loans, and TDR loans that have not yet established a satisfactory period of payment performance (some of which may be contractually current). Non-performing assets include non-performing loans and real estate owned (“REO”). The table below sets forth the amounts and categories of our non-performing assets at the dates indicated.

	September 30,	December 31,	December 31,	December 31,	December 31,
	2020	2019	2018	2017	2016
	(Dollars in thousands)
Non-accrual loans:
Real estate loans:
One-to-four family residential	$41	$29	$—	$756	$1,369
Commercial	105	573	—	510	605
Home equity loans and lines of credit	—	—	—	—	—
Residential construction	—	296	—	—	—
Other construction and land	130	313	—	—	78
Commercial	304	667	492	479	1,118
Consumer	16	18	1	1	—

Total non-performing loans	596	1,896	493	1,746	3,170

REO:
One-to-four family residential	—	—	776	—	—
Commercial real estate	513	—	450	150	473
Other construction and land	1,613	1,855	2,338	4,773	4,429

Total foreclosed real estate	2,126	1,855	3,564	4,923	4,902

Total non-performing assets	$2,722	$3,751	$4,057	$6,669	$8,072

Troubled debt restructurings still accruing	$1,432	$1,459	$1,124	$2,002	$1,735

Ratios:
Non-performing loans to total loans	0.07%	0.25%	0.07%	0.32%	0.76%
Non-performing assets to total assets	0.27%	0.41%	0.52%	1.02%	1.57%

Non-performing loans as a percentage of total loans decreased from 0.25% at December 31, 2019, to 0.07% at September 30, 2020, representing a decrease of 72.0% over the period. Non-performing assets as a percentage of total assets also decreased from 0.41% at December 31, 2019, to 0.27% at September 30, 2020, or a decrease of 34.1% over the period. The gross interest income that would have been recorded under the original terms of the nonaccrual loans was forty-three thousand dollars as of September 30, 2020 and eighty-two thousand dollars as of December 31, 2019. The decrease in non-performing loans and non-performing assets is the result of the successful resolution and disposal of non-performing loans and non-performing assets by means of restructure, foreclosure, deed in lieu of foreclosure and short sales for less than the indebtedness, in which cases the deficiency is charged-off.

Non-performing loans to total loans declined to 0.07% at September 30, 2020 compared to 0.25% at December 31, 2019. Non-performing assets to total assets declined to 0.27% at September 30, 2020 from 0.41% at December 31, 2019. REO increased $0.3 million, or 14.6%, to $2.1 million at September 30, 2020 from $1.9 million at December 31, 2019, but has declined $2.8 million, or 56.6% since December 31, 2016.

54

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Troubled Debt Restructurings

In situations where, for economic or legal reasons related to a borrower’s financial difficulties, we grant a concession that we would not otherwise consider, for other than an insignificant period of time, the related loan is classified as a TDR. We strive to identify borrowers in financial difficulty early so that we may work with them to modify their loans before they reach nonaccrual status. Modified terms generally include extensions of maturity dates at a stated interest rate lower than the current market rate for a new loan with similar risk characteristics, reductions in contractual interest rates, periods of interest-only payments, and principal deferments. A restructuring that results in only a delay in payments that is insignificant is not considered an economic concession. While unusual, there may be instances of forgiveness of loan principal. We individually evaluate all substandard loans that experience a modification of terms to determine if a TDR has occurred. In accordance with the CARES Act and interagency guidance, the Company implemented loan modification programs in response to the COVID-19 pandemic and elected the accounting policy allowed in the CARES Act and interagency guidance to not apply TDR accounting to these modifications.

The table below presents short-term deferrals related to the COVID-19 pandemic that were not considered new TDRs as of September 30, 2020. As of September 30, 2020, approximately 99.9% had resumed making payments.

Dollars in thousands	COVID-19 Deferrals	% of Total Loans

One-to-four family residential	$6,378	0.76%
Commercial real estate	65,766	7.83%
Home equity and lines of credit	36	0.00%
Residential construction	1,771	0.21%
Other construction and land	2,142	0.26%
Commercial	16,680	1.99%
Consumer	266	0.03%
Total COVID-19 deferrals	$93,039	11.08%

All TDRs are considered to be impaired loans and are reported as such for the remaining life of the loan, unless the restructuring agreement specifies an interest rate equal to or greater than the rate that would be accepted at the time of the restructuring for a new loan with comparable risk and the ultimate collectability of all amounts contractually due is not in doubt. We may also remove a loan from TDR and impaired status if the loan is subsequently restructured and at the time of the subsequent restructuring the borrower is not experiencing financial difficulties and, under the terms of the subsequent restructuring agreement, no concession has been granted to the borrower.

The following table presents our TDRs by accrual status as of the dates indicated.

	September 30,	December 31,
(Dollars in thousands)	2020	2019
TDRs still accruing interest	$1,432	$1,459
TDRs not accruing interest	320	865
Total TDRs	$1,752	$2,324

As noted in the above table, the majority of our borrowers with restructured loans have been able to comply with the revised payment terms for at least six consecutive months, resulting in their respective loans being restored to accrual status.

55

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

The following table presents details of TDRs made in each of the periods indicated:

(Dollars in thousands)	Modification Type	Number of TDR Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment
Nine months ended September 30, 2020
	Extended payment terms	3	$173	$61

Year ended December 31, 2019
	Extended payment terms	9	$2,251	$2,191
	Interest rate concessions	2	161	161
	Total	11	$2,412	$2,352

During 2020, we have continued to be proactive in working with borrowers to identify potential issues and restructure certain loans to prevent future losses.

Classification of Loans

The following table sets forth amounts of classified and criticized loans at the dates indicated. As indicated in the table, loans classified as “doubtful” or “loss” are charged off immediately.

	September 30,	December 31,	December 31,	December 31,	December 31,
	2020	2019	2018	2017	2016
	(Dollars in thousands)

Classified loans:
Substandard	$5,901	$10,295	$11,984	$11,898	$12,014
Doubtful	—	—	—	—	—
Loss	—	—	—	—	—

Total classified loans:	5,901	10,295	11,984	11,898	12,014
As a % of total loans, net	0.70%	1.36%	1.81%	2.16%	2.87%

Special mention	8,370	3,153	4,783	6,915	11,521

Total criticized loans	$14,271	$13,448	$16,767	$18,813	$23,535
As a % of total loans, net	1.70%	1.78%	2.53%	3.41%	5.62%

Total classified loans to total loans declined to 0.70% at September 30, 2020, from 1.36% at December 31, 2019. Total criticized loans to total loans decreased slightly to 1.70% at September 30, 2020, from 1.78% at December 31, 2019. Management continues to dedicate resources to monitoring and resolving classified and criticized loans.

Certain industries have been particularly hard-hit by the COVID-19 pandemic, including the travel and hospitality industry, the restaurant industry, and the retail industry. Although we do not have any known credit problems that are not included in the table above, we had $9.0 million of loans to the restaurant and food service industry, $5.0 million of loans to the hotel industry, as of September 30, 2020.

Allowance for Loan Losses

The allowance for loan losses reflects our estimates of probable losses inherent in our loan portfolio at the balance sheet date. The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of our loans in light of historical experience, the nature and volume of our loan portfolio, adverse situations that may affect our borrowers’ abilities to repay, the estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. The methodology for determining the allowance for loan losses has two main components: the evaluation of individual loans for impairment and the evaluation of certain groups of homogeneous loans with similar risk characteristics.

56

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

A loan is considered impaired when it is probable that we will be unable to collect all principal and interest payments due according to the original contractual terms of the loan. We individually evaluate loans classified as “substandard” or nonaccrual and greater than $250,000 for impairment. If the impaired loan is considered collateral dependent, a charge-off is taken based upon the appraised value of the property less an estimate of selling costs if foreclosure or sale of the property is anticipated. If the impaired loan is not collateral dependent, a specific reserve is established based upon an estimate of the future discounted cash flows after consideration of modifications and the likelihood of future default and prepayment.

The allowance for homogenous loans consists of a base loss reserve and a qualitative reserve. The loss rates for the base loss reserve are segmented into 24 loan categories and contain loss rates ranging from approximately 0.01% to 100.00% dependent of loan category size.

The qualitative reserve adjusts the weighted average loss rates utilized in the base loss reserve for trends in the following internal and external factors:

•	Changes in lending and loan review policies;
•	Experience, ability, and depth of lending management;
•	Volume and severity of past due, nonaccrual, and classified loans;
•	Collateral values;
•	Loan concentrations and loan growth; and
•	Economic conditions – including unemployment rates, housing prices and sales, and regional economic outlooks

Qualitative reserve adjustment factors are decreased for favorable trends and increased for unfavorable trends.

Our evaluation of changes in international, national, regional, and local economic and business conditions and developments that affect the collectability of our loans, including the condition of various market segments, considered the abrupt slowdown in commercial economic activity resulting from the COVID-19 pandemic. In addition, management considered the dramatic rise in the unemployment rate in the United State and in our market areas. These events resulted in an increase in reserve related to the economic conditions qualitative factor. These factors are subject to further adjustment as economic and other conditions change.

57

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

The following table sets forth activity in our allowance for loan losses at the dates and for the periods indicated.

	As of and for the	As of and for the
	Nine Months Ended	Years Ended December 31,
	September 30, 2020	2019	2018	2017	2016
	(Dollars in thousands)
Balance at beginning of period	$10,287	$9,188	$7,414	$5,158	$4,315

Charge-offs:
Real Estate:
One-to-four family residential	—	3	118	—	772
Commercial	—	47	61	—	84
Home equity loans and lines of credit	—	—	—	—	—
Residential construction	—	—	—	—	—
Other construction and land	—	17	13	438	10
Commercial	1,623	2,016	2,082	3,716	1,954
Consumer	3	38	23	141	1
Total charge-offs	1,626	2,121	2,297	4,295	2,821

Recoveries:
Real Estate:
One- to four-family residential	3	14	488	109	71
Commercial	—	4	154	—	—
Home equity loans and lines of credit	—	2	3	3	3
Residential construction	—	—	—	—	—
Other construction and land	—	33	319	57	13
Commercial	787	397	474	226	308
Consumer	—	2	1	67	—
Total recoveries	790	452	1,439	462	395

Net chargeoffs	836	1,669	858	3,833	2,426

Provision for loan losses	2,537	2,768	2,632	6,089	3,269

Balance at end of period	$11,988	$10,287	$9,188	$7,414	$5,158

Ratios:
Net charge-offs to average loans outstanding	0.14%	0.24%	0.14%	0.82%	0.65%
Allowance to non-performing loans at period end	2011.41%	542.56%	1863.69%	424.63%	162.71%
Allowance to total loans at period end	1.43%	1.36%	1.39%	1.34%	1.23%

Our allowance as a percentage of total loans increased to 1.43% at September 30, 2020 from 1.36% at December 31, 2019 primarily as the result of loan growth and economic uncertainty related to the COVID-19 pandemic.

We have continued to experience limited charge-off amounts and stable collections of amounts previously charged-off. The overall historical loss rate used in our allowance for loan losses calculation continues to decline as previous quarters with larger loss rates are eliminated from the calculation as time passes. However, in light of the COVID-19 pandemic, there is a risk that loss rates could increase. Our coverage ratio of non-performing loans increased significantly to 2011.41% at September 30, 2020 from 542.55% at December 31, 2019 primarily as the result of the reduced balance of non-performing loans during the period.

58

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Allocation of Allowance for Loan Losses

The table below summarizes the allowance for loan losses balance and percent of total loans by loan category.

	September 30,		December 31,
	2020		2019		2018		2017		2016
(Dollars in thousands)	Allowance	%*	Allowance	%*	Allowance	%*	Allowance	%*	Allowance	%*
Real estate mortgage loans:
One-to-four family residential	1,221	12.89%	1,098	13.33%	1,135	14.58%	887	14.54%	450	13.55%
Commercial real estate	3,833	41.13%	3,122	40.49%	2,478	37.61%	1,421	35.22%	988	35.08%
Home equity loans and lines of credit	232	2.11%	188	2.36%	139	1.95%	105	2.55%	27	2.48%
Residential construction	353	3.33%	84	1.10%	104	1.36%	117	1.94%	92	1.63%
Other construction and land	824	8.18%	584	7.31%	554	7.25%	476	7.93%	378	7.50%
Commercial and industrial	5,362	28.05%	5,024	29.93%	4,626	30.26%	4,279	28.62%	3,108	31.36%
Consumer	163	4.32%	187	5.48%	152	7.00%	129	9.22%	115	8.40%
Total allowance for loan losses	11,988	100.00%	10,287	100.00%	9,188	100.00%	7,414	100.00%	5,158	100.00%

* Loan balance in each category, expressed as a percentage of total loans.

As discussed above, we compute our allowance for loan losses either through a specific allowance to individually impaired loans or through a general allowance applied to homogeneous loans by loan type. The above allocation represents the allocation of the allowance by loan type regardless of specific or general allocations. The largest allocation has been made to one-to-four family, commercial real estate, and commercial and industrial due to the elevated risk in those categories of loans.

The table below summarizes balances, charge-offs, and specific allowances related to impaired loans as of the dates indicated.

	Recorded Balance	Unpaid Principal Balance	Partial Charge-Offs	Specific Allowance	% of Specific Allowance & Partial Charge-off to Unpaid Principal Balance
	(Dollars in thousands)
As of September 30, 2020
Loans without a valuation allowance	$3,104	$3,276	$172	$—	5.3%
Loans with a valuation allowance	127	127	—	32	25.2
Total	$3,231	$3,403	$172	$32	6.0%

As of December 31, 2019
Loans without a valuation allowance	$1,633	$1,646	$13	$—	0.8%
Loans with a valuation allowance	6,368	6,368	—	239	3.8
Total	$8,001	$8,014	$13	$239	3.1%

As indicated in the above table, during the periods presented, we have consistently maintained more than 3% of impaired loans in a reserve, either through a direct charge-off or in a specific reserve included as part of the allowance for loan losses. The total dollar amount of impaired loans decreased $4.8 million, or 59.6%, to $3.2 million at September 30, 2020 compared to $8.0 million at December 31, 2019. The decrease in impaired loans is attributable to loan payoffs, transfers to REO, charge-offs, and the return of loans to non-impaired status upon changes to borrowers’ status that ultimately make collectability of all amounts contractually due not in doubt.

59

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Real Estate Owned

The tables below summarize the balances and activity in REO as of the dates and for the periods indicated.

	As of September 30,	As of December 31,
	2020	2019
	(Dollars in thousands)
Commercial real estate	$513	$—
Other construction and land	1,613	1,855
Total	$2,126	$1,855

	As of September 30,	As of December 31,
	2020	2019
	(Dollars in thousands)
Balance, beginning of year	$1,855	$3,564
Additions	513	—
Disposals	—	(1,709)
Writedowns	(242)	—
Balance, end of year	$2,126	$1,855

As indicated in the above table, the balance in REO has increased by $0.2 million, or 14.6%, to $2.1 million at September 30, 2020, from a balance of $1.9 million at December 31, 2019. We continue to write-down REO as needed and maintain focus on disposing of our remaining properties.

As of September 30, 2020, our REO property with the largest balance of $0.8 million consisted of approximately 8 acres of commercial land with frontage on U.S. Highway 153 in Anderson, South Carolina. The property was acquired in October 2013.

Bank Owned Life Insurance (“BOLI”)

BOLI policies are recorded at book value based on cash surrender values provided by a third-party administrator. The assets of the separate BOLI account are invested in the Lincoln National Life Insurance Co. Investment Allocation account rated A+ which is composed primarily of U.S. Government agency sponsored funds and mortgage-backed securities fund. The assets in the general account are invested in four insurance carriers with ratings ranging from AA- to AA+. The assets of the hybrid account are invested in two different insurance carriers with ratings ranging from A+ to A++.

The following table summarizes the composition of BOLI as of the dates indicated:

	September 30,	December 31,
	2020	2019
	(Dollars in thousands)
Separate account	$739	$717
General account	10,816	10,570
Hybrid	3,205	3,160
Total	$14,760	$14,447

Net Deferred Tax Assets

Deferred income tax assets and liabilities are determined using the asset and liability method and are reported on a net basis in our consolidated balance sheets. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax basis of assets and liabilities and recognizes enacted changes in tax rates and laws. When deferred tax assets are recognized, they are subject to a valuation allowance based on management’s judgment as to whether realization is more likely than not. In determining the need for a valuation allowance, we consider the following sources of taxable income:

•	future reversals of existing taxable temporary differences;
•	future taxable income exclusive of reversing temporary differences and carryforwards;
•	taxable income in prior carryback years; and
•	tax planning strategies that would, if necessary, be implemented.
60

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

We determined a tax valuation allowance totaling $0.2 million was required as of September 30, 2020, and December 31, 2019 related to state net operating losses of the Company.

Goodwill

Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles) in transactions accounted for as business combinations. Goodwill has an indefinite useful life and is evaluated for impairment annually, or more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount of the reporting unit exceeds its fair value.

As a result of market concerns about the potential impact of COVID-19, our stock price has declined such that it has traded below book value since the onset of the pandemic. As a result of this triggering event, management has qualitatively assessed and concluded that there is not a greater than 50% likelihood that the reporting unit’s fair value is less than its carrying amount as of September 30, 2020, given the anticipated short duration of the change in macroeconomics conditions and, therefore, no impairment of goodwill was recorded. However, further delayed recovery or further deterioration in market conditions related to the general economy, financial markets, and the associated impacts on our customers, employees and vendors, among other factors, could significantly impact the impairment analysis and may result in future goodwill impairment charges that, if incurred, could have an adverse effect on our results of operations and financial condition.

The Company had $0.7 million of goodwill as of September 30, 2020, and December 31, 2019.

Deposits

The following table presents average deposits by category, percentage of total average deposits and average rates for the periods indicated.

	For the Nine Months Ended September 30,			For the Year Ended December 31,
	2020			2019
	Average Balance	Percent of Total Average Balance	Weighted Average Rate	Average Balance	Percent of Total Average Balance	Weighted Average Rate
	(Dollars in thousands)
Deposit type:
Savings accounts	$15,280	1.8%	0.23%	$5,954	0.8%	0.07%
Time deposits	346,062	41.4	1.82	369,197	48.6	2.24
Money market accounts	279,763	33.4	0.69	244,051	32.1	1.46
Interest-bearing demand accounts	28,853	3.4	0.20	20,448	2.7	0.12
Noninterest-bearing demand accounts	166,409	19.9	—	120,586	15.9	—
Total deposits	$836,367	100.0%	1.24%	$760,236	100.0%	1.85%

As indicated in the above table, average deposit balances increased approximately $76.1 million, or 10.0%, for the nine months ended September 30, 2020 compared December 31, 2019. The increase in total average deposits was mainly attributable to the $35.7 million increase in money market accounts and $45.8 million in noninterest-bearing demand accounts, offset by a $23.1 million, or 6.3%, decline in time deposits.

The following table presents details of the applicable interest rates on our certificates of deposit at the dates indicated.

	September 30,	December 31,
	2020	2019
	(Dollars in thousands)
Interest Rate:
Less than 1.00%	$166,475	$17,343
1.00% to 2.00%	111,267	78,061
2.00% to 3.00%	27,464	281,726
Total	$305,206	$377,130
61

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

The following table presents contractual maturities for certificates of deposit in amounts equal to or greater than $100,000 and $250,000:

	September 30. 2020
	(Dollars in thousands)

	Equal to or greater than $100	Equal to or greater than $250
Three months or less	$1,009	$—
Over three months through six months	837	319
Over six months through one year	975	11,498
Over one year	122,479	66,265
Total	$125,300	$78,082

Borrowings

The Company had fixed rate FHLB advances totaling $21.0 million as of September 30, 2020. There were no FHLB borrowings as of December 31, 2019. FHLB advances are secured by qualifying one-to-four family permanent and commercial loans and by a blanket collateral agreement with the FHLB. At September 30, 2020, the Company had unused borrowing capacity with the FHLB of $8.5 million based on collateral pledged at that date. The Company had total additional credit availability with the FHLB of $275.4 million as of September 30, 2020, if additional collateral was available and pledged.

The following table sets forth information concerning balances and interest rates on our FHLB advances as of or for the period indicated.

As of or for the Nine Months Ended September 30, 2020
(Dollars in thousands)
Balance at end of period	$21,000
Average balance during period	15,500
Maximum outstanding at any month end	21,000
Weighted average interest rate at end of period	0.78%
Weighted average interest rate during period	1.03%

Junior Subordinated Notes

The Company had $18.1 million in two issuances of junior subordinated notes outstanding at September 30, 2020 and December 31, 2019 payable to an unconsolidated subsidiary. Notes totaling $8.1 million accrue interest at 1.85% above the 90-day LIBOR, adjusted quarterly. Notes totaling $10.0 million accrue interest at a fixed rate of 6.50% until November 30, 2023, at which time the interest will accrue at 3.43% above the 90-day LIBOR, adjusted quarterly. The effective interest rate on the notes was 3.88% at September 30, 2020 and 5.84% at December 31, 2019.

Equity

Total shareholders’ equity increased $6.4 million to $83.1 million at September 30, 2020 compared to $76.7 million at December 31, 2019. This increase was primarily attributable to $5.4 million of net income and $1.6 million of after-tax increase in the market value of investment securities available for sale partially offset by dividends declared totaling $1.3 million.

62

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Discussion of Results of Operation

Like most financial institutions, net interest income is our primary source of revenue. Net interest income is the difference between interest income earned on interest-earning assets, such as loans and investment securities, and interest incurred on interest-bearing liabilities, such as deposits and borrowings. Net interest income depends upon the relative mix of interest-earning assets and interest-bearing liabilities, the ratio of interest-earning assets to total assets and of interest-bearing liabilities to total funding sources, and movements in market interest rates. Our net interest income can be significantly influenced by a variety of factors, including overall loan demand, economic conditions, credit risk, the amount of nonearning assets, the amounts of and rates at which assets and liabilities reprice, variances in prepayment of loans and securities, early withdrawal of deposits, exercise of call options on borrowings or securities, a general rise or decline in interest rates, changes in the slope of the yield-curve, and balance sheet growth or contraction. Our asset and liability management committee (“ALCO”) seeks to manage interest rate risk under a variety of rate environments by structuring our balance sheet and off-balance sheet positions.

Average Balances and Net Interest Income Analysis

The following table sets forth the average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets on a tax-equivalent basis, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting annualized average tax-equivalent yields and cost for the periods indicated. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or expense.

63

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

	For the Nine Months Ended September 30,						For the Year Ended December 31,			For the Year Ended December 31,
	2020			2019			2019			2018
	Average Outstanding Balance	Interest	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Rate
(Dollars in thousands)
Interest-earning assets:
Loans	$791,787	$35,766	6.03%	$685,860	$36,954	7.20%	$697,417	$49,728	7.13%	$606,317	$42,296	6.98%
Investments - taxable	75,144	947	1.68%	41,245	742	2.40%	45,186	1,048	2.32%	26,767	589	2.20%
Investment tax exempt(1)	7,383	165	2.97%	4,634	123	3.55%	4,081	144	3.54%	3,755	128	3.41%
Federal funds sold and other interest earning deposits	35,666	102	0.38%	71,021	1,081	2.04%	68,470	1,371	2.00%	42,036	630	1.50%
Other investments, at cost	9,067	175	2.58%	13,672	243	2.38%	12,658	303	2.40%	16,030	353	2.20%

Total interest-earning assets	919,047	37,155	5.40%	816,432	39,143	6.43%	827,812	52,594	6.35%	694,905	43,996	6.33%

Noninterest-earning assets	34,621			24,725			28,389			24,053

Total assets	$953,668			$841,157			$856,201			$718,958

Interest-bearing liabilities:
Savings accounts	$15,280	$26	0.23%	$5,456	$8	0.20%	$5,954	$10	0.17%	$4,512	$6	0.14%
Time deposits	346,062	4,713	1.82%	365,895	6,060	2.21%	369,197	8,246	2.23%	288,670	4,988	1.73%
Money market accounts	279,763	1,442	0.69%	236,510	2,738	1.55%	244,051	3,565	1.46%	236,582	3,045	1.29%
Interest bearing transaction accounts	28,853	44	0.20%	20,134	19	0.12%	20,448	26	0.13%	11,580	10	0.09%
Total interest bearing deposits	669,958	6,225	1.24%	627,995	8,825	1.88%	639,650	11,847	1.85%	541,344	8,049	1.49%

FHLB advances	15,500	120	1.03%	5,513	101	2.46%	4,123	102	2.48%	10,151	228	2.25%
Junior subordinated debentures	18,098	703	5.19%	18,062	795	5.88%	18,067	1,056	5.84%	9,295	408	4.39%
Other borrowings	432	6	1.82%	—	—	0.00%	—	—	0%	600	30	5.00%

Total interest-bearing liabilities	703,988	7,054	1.33%	651,570	9,721	1.99%	661,840	13,005	1.96%	561,390	8,715	1.55%

Noninterest-bearing deposits	166,409			119,536			120,586			100,085

Other non interest bearing liabilities	2,847			1,582			3,369			3,548

Total liabilities	873,244			772,688			785,795			665,023
Total equity	80,424			68,469			70,406			53,935

Total liabilities and equity	$953,668			$841,157			$856,201			$718,958

Tax-equivalent net interest income		$30,101			$29,422			$39,589			$35,281

Net interest-earning assets(2)	$215,059			$164,862			$165,972			$133,515

Average interest-earning assets to interest-bearing liabilities	130.55%			125.30%			125.08%			123.78%

Tax-equivalent net interest rate spread(3)			4.07%			4.43%			4.39%			4.78%
Tax-equivalent net interest margin(4)			4.38%			4.83%			4.78%			5.08%

(1) Tax exempt loans and investments are calculated giving effect to a 21% federal tax rate, or $35,000 and $26,000 for the nine months ended September 30, 2020 and 2019, respectively, and $15,000 and $10,000 for the years ended December 31, 2019 and 2018, respectively.

(2) Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.

(3) Tax-equivalent net interest rate spread represents the difference between the tax equivalent yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(4) Tax-equivalent net interest margin represents tax equivalent net interest income divided by average total interest-earning assets.

64

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

The following table presents the effects of changing rates and volumes on our net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to change in volume (changes in volume multiplied by prior rate). The total column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately, based on the absolute values of changes due to rate and the changes due to volume.

	For the Nine Months Ended September 30, 2020 Compared to the Nine Months Ended September 30, 2019			For the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018
	Increase (decrease) due to:			Increase (decrease) due to:
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)			(Dollars in thousands)
Interest-earning assets:
Loans (1)	$3,314	$(4,502)	$(1,188)	$6,477	$955	$7,432
Investment - taxable	368	(163)	205	426	33	459
Investments - tax exempt (2)	54	(12)	42	11	5	16
Interest-earning deposits	(372)	(607)	(979)	483	258	741
Other investments, at cost	(79)	11	(68)	(79)	29	(50)

Total interest-earning assets	3,285	(5,273)	(1,988)	7,318	1,280	8,598

Interest-bearing liabilities:
Savings accounts	$17	$1	$18	$2	$2	$4
Time deposits	(318)	(1,029)	(1,347)	1,590	1,668	3,258
Money market accounts	179	(1,475)	(1,296)	98	422	520
Interest bearing transaction accounts	7	18	25	10	6	16
FHLB advances	74	(55)	19	(147)	21	(126)
Junior subordinated debentures	0	(92)	(92)	479	169	648
Other borrowings	5	1	6	(30)	(0)	(30)

Total interest-bearing liabilities	$(36)	$(2,631)	$(2,667)	$2,002	$2,288	$4,290

Change in tax-equivalent net interest income	$3,321	$(2,642)	$679	$5,316	(1,008)	4,308

(1) Non-accrual loans are included in the above analysis.

(2) Interest income on tax exempt loans and investments are adjusted for based on a 21% federal tax rate.

Comparison of Nine Months Ended September 30, 2020 and 2019.

General. Net income for the nine months ended September 30, 2020 was $5.4 million, compared to $5.9 million for the same period in 2019. The decrease in net income for the nine months period was primarily the result of a $1.6 million increase in noninterest expense, partially offset by increases in net interest income of $0.7 million and noninterest income of $0.7 million.

Net Interest Income. Net interest income increased $0.7 million, or 2.3%, to $30.1 million for the nine months ended September 30, 2020, compared to $29.4 million for the same period in 2019. The increase in net interest income was primarily due to a $105.9 million increase in average loans, a $36.6 million increase in average investments, both taxable and tax exempt and decreases in costs on our average time deposits and money market accounts, partially offset by the decline in yields on our loans and investments during the period and a $42.0 million increase in our average interest-bearing deposits.

Our tax-equivalent net interest margin was 4.38% for the nine months ended September 30, 2020, compared to 4.83% for the same period in 2019, a decrease of 45 basis points. The decrease in net interest margin was primarily attributable to interest rate reductions which impacted loans and investments in the nine months ended September 30, 2020, partially offset by the impact of these interest rate reductions on our cost of funds. In addition, average PPP loans for the nine months ended September 30, 2020 totaled $22.2 million, which resulted in a reduction to our tax-equivalent net interest margin of 6 basis points as these loans were issued at a 1.0% interest rate, plus origination fees, net of costs.

Provision for Loan Losses. We recorded a provision for loan losses for the nine months ended September 30, 2020 of $2.5 million due to organic loan growth and certain qualitative adjustments in response to the COVID-19 pandemic, compared to a $2.1 million provision for loan losses for the same period in 2019. We are experiencing continued stabilization in asset quality, low charge-off amounts, and a continued decline in the historical loss rates used in our allowance for loan losses model. However, in light of the COVID-19 pandemic, there is a risk that loss rates could increase.

65

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Noninterest Income

The following table summarizes the components of noninterest income and the corresponding changes between the nine-month periods ended September 30, 2020 and 2019:

	Nine Months Ended September 30,
	2020	2019	Change
	(Dollars in thousands)
Service charges on deposit accounts	$719	$674	$45
Gain on sale of investment securities available for sale	392	13	379
BOLI	313	104	209
Net gain on sale of premises and equipment	15	23	(8)
Other	521	493	28

Total	$1,960	$1,307	$653

Our noninterest income increased $0.7 million to $2.0 million in the nine months ended September 30, 2020, compared to the same period in 2019. This increase was driven by a $0.4 million increase in gains on the sale of investment securities available for sale, primarily due to decreased interest rates that provided favorable market conditions for sales, and a $0.2 million increase in BOLI, resulting from the purchase of $8.0 million in policies in the fourth quarter of 2019.

Noninterest Expense

The following table summarizes the components of noninterest expense and the corresponding change between the nine months ended September 30, 2020 and 2019:

	Nine Months Ended September 30,
	2020	2019	Change
	(Dollars in thousands)

Compensation and employee benefits	$15,140	$13,164	$1,976
Net occupancy	1,655	1,655	—
Federal deposit insurance	360	154	206
Professional and advisory	951	1,829	(878)
Data processing	1,378	1,238	140
Marketing and advertising	115	224	(109)
Net cost of operation of REO	242	(139)	381
Other	2,409	2,567	(158)

Total noninterest expenses	$22,250	$20,692	$1,558

Our noninterest expense increased $1.6 million to $22.2 million in the nine months ended September 30, 2020, compared to the same period in 2019. Compensation and employee benefits increased $2.0 million, or 15.0%, for the nine months ended September 30, 2020 as compared to the same period in 2019. This additional expense is related to increased full-time equivalent employees, annual raises and increases in employee benefits, incentives and commissions.

Federal deposit insurance premiums increased $0.2 million for the nine months ended September 30, 2020, compared to the same period in 2019, primarily due to higher deposit balances and assessment credits received in 2019 related to the FDIC deposit insurance reserve excess.

Professional and advisory expenses decreased $0.9 million for the nine months ended September 30, 2020, compared to the same period in 2019, primarily as a result of the settlement of litigation in 2019.

Data processing expenses increased $0.1 million for the nine months ended September 30, 2020, compared to the same period in 2019, primarily due to an increased number of accounts and transactions.

66

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Marketing and advertising decreased $0.1 million for the nine months ended September 30, 2020, compared to the same period in 2019, primarily due to rate promotions offered in 2019 that were not repeated in 2020.

Other noninterest expense decreased $0.2 million for the nine months ended September 30, 2020, compared to the same period in 2019, primarily as the result of reduced loan-related expenses.

Income Taxes

We recorded $1.8 million of income tax expense for the nine months ended September 30, 2020 compared to $1.9 million for the same period in 2019. Income tax expense for the nine months ending September 30, 2020 and 2019 benefitted from tax-exempt income related to municipal bond investments and BOLI income resulting in effective tax rates of 24.9% and 24.5%, respectively. The increase in the effective tax rate is primarily attributable to higher disallowed interest expense deductions and state income taxes.

We continue to have unutilized net operating losses for state income tax purposes and do not have a material current tax receivable or liability.

Liquidity, Market Risk, and Capital Resources

Liquidity. Our primary sources of funds consist of deposit inflows, loan repayments, advances from the FHLB, and the sale of available-for-sale securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. Our ALCO, under the direction of our Chief Financial Officer, is responsible for establishing and monitoring our liquidity targets and strategies in order to ensure that sufficient liquidity exists for meeting the borrowing needs and deposit withdrawals of our customers as well as unanticipated contingencies. We have not experienced any unusual pressure on our deposit balances or our liquidity position as a result of the COVID-19 pandemic. We believe that we have enough sources of liquidity to satisfy our short- and long-term liquidity needs as of September 30, 2020.

We regularly monitor and adjust our investments in liquid assets based upon our assessment of expected loan demand, expected deposit flows and borrowing maturities, yields available on interest-earning deposits and securities, and the objectives of our asset/liability management program. Excess liquid assets are invested generally in FHLB and Federal Reserve Bank of Richmond (“FRB”) interest-earning deposits and investment securities and are also used to pay off short-term borrowings. At September 30, 2020, cash and cash equivalents totaled $34.5 million. Included in this total was $13.9 million held at the FRB, $0.1 million held at the FHLB, and $17.4 million held at correspondent banks in interest-earning accounts.

Our cash flows are derived from operating activities, investing activities and financing activities as reported in our consolidated statements of cash flows included in our unaudited consolidated financial statements included in Item 13 of this registration statement. The following summarizes the most significant sources and uses of liquidity during the nine months ended September 30, 2020 and 2019:

	Nine Months Ended September 30,
	2020	2019
	(Dollars in thousands)
Investing activities:
Purchases of investments	$(55,191)	$(38,266)
Maturities and principal repayments of investments	9,275	11,836
Sales of investments	18,787	10,263
Net increase in loans	(84,283)	(58,286)
Purchase of fixed assets	(1,054)	(2,108)

Financing activities:
Net increase in deposits	$72,735	$107,435
Proceeds from issuance of common stock	—	9,970
Proceeds from FHLB advances	27,000	—
Repayment of FHLB advances	(6,000)	(14,000)
Dividends paid on common stock	(1,250)	—
67

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

In addition, because the Company is a separate entity from the Bank, it must provide for its own liquidity. The Company is responsible for payment of dividends declared on its common and preferred stock and interest and principal on any outstanding debt or trust preferred securities. The Company currently has internal capital resources to meet these obligations. While the Company has access to capital, the ultimate sources of its liquidity are dividends from the Bank and tax allocation agreements, which are limited by applicable law and regulations. The Bank paid dividends of $0.8 million in 2019 to the Company. The Bank has paid no dividends to the Company in 2020.

At September 30, 2020, we had $251.5 million in outstanding commitments to extend credit through unused lines of credit and stand-by letters of credit.

Depending on market conditions, we may be required to pay higher rates on our deposits or other borrowings than we currently pay on certificates of deposit. Based on historical experience and current market interest rates, we anticipate that following their maturity we will retain a large portion of our retail certificates of deposit with maturities of one year or less as of September 30, 2020.

In addition to loans, we invest in securities that provide a source of liquidity, both through repayments and as collateral for borrowings. Our securities portfolio includes both callable securities (which allow the issuer to exercise call options) and mortgage-backed securities (which allow borrowers to prepay loans). Accordingly, a decline in interest rates would likely prompt issuers to exercise call options and borrowers to prepay higher-rate loans, producing higher than otherwise scheduled cash flows.

Liquidity management is both a daily and long-term function of management. If we require more funds than we are able to generate locally, we have a borrowing agreement with the FHLB. The following summarizes our borrowing capacity as of September 30, 2020:

	Total	Used	Unused
(Dollars in thousands)	Capacity	Capacity	Capacity

FHLB
Loan collateral capacity	$297,620
Pledgeable marketable securities	102,881
FHLB totals	400,501	$21,000	$379,501
Fed funds lines	51,000	—	51,000
	$451,501	$21,000	$430,501

Market Risk. One of the most significant forms of market risk is interest rate risk because, as a financial institution, the majority of our assets and liabilities are sensitive to changes in interest rates. Interest rate fluctuations affect earnings by changing net interest income and other interest-sensitive income and expense levels. Accepting this risk is a normal part of banking and can be an important source of profitability and shareholder value. However, excessive risk can threaten our earnings, capital, liquidity and solvency. Therefore, a principal part of our operations is to manage interest rate risk and limit the exposure of our net interest income to changes in market interest rates. The board of directors of the Bank has established an ALCO, which is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the board of directors. Our ALCO monitors and seeks to manage market risk through rate shock analyses, economic value of equity analyses and simulations in order to avoid unacceptable earnings and market value fluctuations due to changes in interest rates.

From a funding perspective, we expect to satisfy the majority of our future requirements with retail deposit growth, including checking and savings accounts, money market accounts and certificates of deposit generated within our primary markets. If our funding needs exceed our deposits, we will utilize our excess funding capacity with the FHLB.

68

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

We have taken the following steps to reduce our interest rate risk:

•	increased our personal and business checking accounts and our money market accounts, which are less rate-sensitive than certificates of deposit and which provide us with a stable, low-cost source of funds;
•	limited the fixed rate period on loans within our portfolio;
•	utilized our securities portfolio for positioning based on projected interest rate environments;
•	priced certificates of deposit to encourage customers to extend to longer terms; and
•	utilized FHLB advances for positioning.

Net Interest Income. We analyze the impact of changing rates on our net interest income. Using our balance sheet as of a given date, we analyze the repricing components of individual assets, and, adjusting for changes in interest rates at 100 basis point increments, we analyze the impact on our net interest income. Changes to our net interest income are shown in the following table based on immediate changes to interest rates in 100 basis point increments.

The table below reflects the impact of an immediate increase in interest rates in 100 basis point increments on Pretax Net Interest Income (“NII”).

	September 30, 2020	December 31, 2019
Change in Interest Rates (basis points)	% Change in Pretax Net Interest Income	% Change in Pretax Net Interest Income
+400	7.2	(1.4)
+300	7.4	(1.0)
+200	5.4	0.6
+100	3.2	(0.3)
—	—	—
-100	(0.1)	(0.3)

The results from the rate shock analysis on NII are consistent with having an asset sensitive balance sheet. Having an asset sensitive balance sheet means assets will reprice at a faster pace than liabilities during the short-term horizon. The implications of an asset sensitive balance sheet will differ depending upon the change in market rates. For example, with an asset sensitive balance sheet in a declining interest rate environment, the interest rate on assets will decrease at a faster pace than liabilities. This situation generally results in a decrease in NII and operating income. Conversely, with an asset sensitive balance sheet in a rising interest rate environment, the interest rate on assets will increase at a faster pace than liabilities. This situation generally results in an increase in NII and operating income. As indicated in the table above, a 200 basis point increase in rates would result in a 5.4% increase in NII as of September 30, 2020 as compared to a 0.6% increase in NII as of December 31, 2019, suggesting that there is a benefit for the Company to net interest income in rising interest rates The Company generally seeks to remain neutral to the impact of changes in interest rates by maximizing current earnings while balancing the risk of changes in interest rates

Capital Resources. In July 2013, the Board of Governors of the Federal Reserve System and the FDIC issued final rules to revise their risk-based capital requirements and the method for calculating risk-weighted assets to make them consistent with agreements that were reached by the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. The Basel III rules became effective on January 1, 2015 and were fully phased in as of January 1, 2019.

The Basel III rules apply to all national and state banks and savings associations regardless of size and bank holding companies and savings and loan holding companies other than “small bank holding companies,” generally holding companies with consolidated assets of less than $3 billion (such as the Company). In order to avoid restrictions on capital distributions or discretionary bonus payments to executives, a covered banking organization must maintain a “capital conservation buffer” on top of our minimum risk-based capital requirements. This buffer must consist solely of common equity Tier 1, but the buffer applies to all three measurements (common equity Tier 1, Tier 1 capital and total capital). The capital conservation buffer consists of an additional amount of common equity Tier 1 equal to 2.5% of risk-weighted assets.

The Bank is also subject to various regulatory capital requirements, including a risk-based capital measure. The risk-based guidelines and framework under prompt corrective action provisions include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories.

The tables below summarize the capital amounts and ratios of the Bank and the minimum regulatory requirements in accordance with Basel III and the prompt corrective action provisions at September 30, 2020 and December 31, 2019.

69

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

	Actual		For Capital Adequacy Purposes (1)		To Be Well- Capitalized Under Prompt Corrective Action Provisions
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of September 30, 2020:
Tier 1 Leverage Capital	$96,346	9.76%	$39,482	>4%	$49,352	>5%
Common Equity Tier 1 Capital	$96,346	11.44%	$58,946	>7.0%	$54,736	>6.5%
Tier 1 Risk-based Capital	$96,346	11.44%	$71,578	>8.5%	$67,367	>8%
Total Risk-based Capital	$106,890	12.69%	$88,420	>10.5%	$84,209	>10%

As of December 31, 2019:
Tier 1 Leverage Capital	$90,318	10.00%	$35,963	>4%	$44,954	>5%
Common Equity Tier 1 Capital	$90,318	11.40%	$55,467	>7.0%	$52,837	>6.5%
Tier 1 Risk-based Capital	$90,318	11.40%	$67,352	>8.5%	$65,030	>8%
Total Risk-based Capital	$100,227	12.60%	$83,200	>10.5%	$81,287	>10%

(1)	Includes capital conservation buffer of 2.50%.

The tables below summarize the capital amounts and ratios of the Company and the minimum regulatory requirements in accordance with Basel III at September 30, 2020 and December 31, 2019. Under the Federal Reserve’s Small Bank Holding Company Policy Statement, the Company is not subject to the minimum capital adequacy and capital conservation buffer capital requirements at the holding company level, unless otherwise advised by the Federal Reserve (such capital requirements are applicable only at the Bank level). Although the minimum regulatory capital requirements are not applicable to the Company, we calculate these ratios for our own planning and monitoring purposes. The Company is not subject to the prompt corrective action provisions applicable to the Bank.

	Actual		For Capital Adequacy Purposes(1)
(Dollars in thousands)	Amount	Ratio	Amount	Ratio
As of September 30, 2020:
Tier I Leverage Capital	$88,798	8.99%	$39,492	>4%
Common Equity Tier 1 Capital	$80,550	9.56%	$59,003	>7.0%
Tier I Risk-based Capital	$88,798	10.53%	$71,646	>8.5%
Total Risk Based Capital	$99,352	11.79%	$88,504	>10.5%

As of December 31, 2019:
Tier I Leverage Capital	$83,977	9.34%	$35,974	>4%
Common Equity Tier 1 Capital	$75,729	9.58%	$55,356	>7.0%
Tier I Risk-based Capital	$83,977	10.62%	$67,219	>8.5%
Total Risk Based Capital	$93,867	11.87%	$83,035	>10.5%

(1)	Includes capital conservation buffer of 2.50%.
70

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Off-Balance Sheet Arrangements

To accommodate the financial needs of our customers, we make commitments under various terms to lend funds. These commitments include revolving credit agreements, term loan commitments and short-term borrowing agreements. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since we expect many of these commitments to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer’s creditworthiness and the amount of collateral we obtain, if we deem it to be necessary upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral held includes first and second mortgages on one-to-four family residential real estate, accounts receivable, inventory, and commercial real estate. Certain lines of credit are unsecured.

The following summarizes our approximate commitments to extend credit:

September 30, 2020
(Dollars in thousands)
Lines of credit	$246,405
Standby letters of credit	5,098
$251,503
71

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Item 3.  Properties

Our main office is located at 381 Halton Road, Greenville, South Carolina 29607.  In addition, the Bank operates seven full-service branches located throughout South Carolina. We believe these premises will be adequate for present and anticipated needs and that we have adequate insurance to cover our owned and leased premises. For each property that we lease, we believe that upon expiration of the lease we will be able to extend the lease on satisfactory terms or relocate to another acceptable location. Management believes the terms of the various leases are consistent with market standards and were arrived at through arm’s length bargaining.

The following table sets forth information with respect to our full-service banking offices and main office as of September 30, 2020.

Banking Center	Address	City, State, Zip	Owned/Leased
Main Office	381 Halton Road	Greenville, South Carolina 29606	Owned
Fountain Inn Branch	325 South Main Street	Fountain Inn, South Carolina 29644	Owned(1)
Anderson Branch	1601 North Fant Street	Anderson, South Carolina 29621	Owned
Greer Branch	501 West Wade Hampton Boulevard	Greer, South Carolina 29650	Owned
Columbia Branch	1901 Assembly Street	Columia, South Carolina 29201	Leased
Orangeburg Branch	1085 S. Matthews Road	Orangeburg, South Carolina 29115	Owned
Charleston Branch	291 East Bay Street	Charleston, South Carolina 29401	Leased

(1) The Company leases the land from a related party.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

Beneficial Ownership of Certain Beneficial Owners

Other than as shown in the table below, no persons are known by the Company to be the beneficial owners, as defined in Rule 13d-3 of the Exchange Act, of more than 5% of our common stock.

	Amount and Nature of Beneficial Ownership
Name and Address	Shares Owned		Stock Options Exercisable within 60 days of November 18, 2020	Total Beneficial Ownership	Percentage of Class(1)
JCSD Capital LLC 1676 N. California Blvd., Suite 630 Walnut Creek, CA 94596	340,046	(2)	—	340,046	6.5%

Ithan Creek Master Investors (Cayman) L.P. 280 Congress Street Boston, MA 00210	416,667	(3)	—	416,667	8.0%

Mason Y. Garrett	932,023	(4)	30,390	962,413	18.3%
381 Halton Road
Greenville, SC 29607

(1)	The calculations are based on 5,219,531 of common stock outstanding as of November 18, 2020.
(2)	JCSD Capital LLC has sole investment discretion and voting authority over these shares. This information was derived from a Form 13F filed by JCSD Capital, LLC, and has not been independently verified.
(3)	Ithan Creek Master Investors (Cayman) L.P., has sole investment discretion and voting authority over these shares. This information was derived from a Form 13F filed by Ithan Creek Master Investors (Cayman) L.P., and has not been independently verified.
(4)	Includes 169,513 shares owned by Mr. Garrett’s wife, as to which Mr. Garrett disclaims beneficial ownership; 2,223 shares held by Mr. Garrett as custodian for his step-daughter; 61,492 shares held by Mr. Garrett as custodian for his brother; 61,492 shares owned by a partnership in which Mr. Garrett has a 20% interest and shares voting and investment power over the shares with the other four partners; 23,338 shares held by Mr. Garrett as custodian for his grandchildren; and 300,000 shares held in a grantor trust of which Mr. Garrett is beneficiary. Of the total shares beneficially owned by Mr. Garrett, 92,238 are pledged as collateral.
72

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Beneficial Ownership of Directors and Executive Officers

The following table shows the number of shares beneficially owned as of November 18, 2020 by (a) each director and named executive officer and (b) all executive officers and directors, as a group. The percentages shown below are based on 5,219,531 shares of our common stock outstanding on November 18, 2020. Under SEC Rule 13d-3, shares of common stock that a person has the right to acquire by exercising stock options held by that person that are exercisable within 60 days of September 30, 2020 are deemed outstanding for the purpose of computing the percentage ownership of the person, but those shares are not deemed outstanding for computing the percentage ownership of any other person. The mailing address for each beneficial owner in the table below is care of GrandSouth Bancorporation, 381 Halton Road, Greenville, South Carolina, 29607.

	Amount and Nature of Beneficial Ownership
Name	Shares Owned		Stock Options Exercisable Within 60 days of 11/18/20	Total Beneficial Ownership	Percentage of Class
Harold E. Garrett	176,166	(1)	2,000	178,166	3.41%
Mason Y. Garrett	932,023	(2)	30,390	962,413	18.33%
John B. Garrett	158,515	(3)	27,050	185,565	3.54%
Michael L. Gault	69,931	(4)	2,000	71,931	1.38%
Baety O. Gross, Jr.	30,745	(5)	2,000	32,745	*
S. Hunter Howard, Jr.	38,437		2,000	40,437	*
Anthony P. Morgan	48,833		2,000	50,833	*
J. Randolph Potter	2,583	(6)	—	2,583	*
J. Calhoun Pruitt, Jr.	9,667		2,000	11,667	*
Edward M. Rast, Jr.	1,000		2,000	3,000	*
James B. Schwiers	39,373		83,000	122,373	2.31%
John W. Shealy	3,500		2,000	5,500	*
All Directors and Executive Officers as a Group (12 total)	1,504,273		156,440	1,667,213	31.94%

* Less than one percent.

(1)	Includes 4,296 shares held by Mr. Garrett’s wife as to which Mr. Garrett disclaims beneficial ownership; and 14,298 shares held by Mr. Garrett as custodian for his children. Of the total shares beneficially owned by Mr. Garrett, 154,662 are pledged as collateral.
(2)	Includes 169,513 shares owned by Mr. Garrett’s wife, as to which Mr. Garrett disclaims beneficial ownership; 2,223 shares held by Mr. Garrett as custodian for his step-daughter; 61,492 shares held by Mr. Garrett as custodian for his brother; 61,492 shares owned by a partnership in which Mr. Garrett has a 20% interest and shares voting and investment power over the shares with the other four partners; 23,338 shares held by Mr. Garrett as custodian for his grandchildren; and 300,000 shares held in a grantor trust of which Mr. Garrett is beneficiary. Of the total shares beneficially owned by Mr. Garrett, 92,238 are pledged as collateral.
(3)	Includes 2,019 shares owned by Mr. Garrett’s wife, as to which Mr. Garrett disclaims beneficial ownership; and 33,434 shares held by Mr. Garrett as custodian for his sons. Does not include 300,000 shares held in a grantor trust of which Mr. Garrett is trustee. Of the total shares beneficially owned by Mr. Garrett, 10,260 are pledged as collateral.
(4)	Includes 60,875 shares held by Mr. Gault’s wife and children, as to which Mr. Gault disclaims beneficial ownership.
(5)	Includes 19,061 shares held by Mr. Gross wife and children, as to which Mr. Gross disclaims beneficial ownership.
(6)	Includes 2,083 shares held by Mr. Potter’s wife as to which Mr. Potter disclaims beneficial ownership.
73

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Item 5.  Directors and Executive Officers

Our executive officers and directors and their ages, positions and terms of office with us as of November 18, 2020 are as follows: Each of our director’s terms expire at each annual meeting of the Company’s shareholders, and the executive officers are appointed by and serve at the discretion of the board of directors.

The business experience and background of each of our directors and named executive officers is provided below. Our directors and named executive officers are also directors and executive officers of the Bank. All such persons have held their present positions for at least the past five years, except as otherwise indicated.

Name	Age	Position	Officer or Director Since
Executive Officers
Mason Y. Garrett	78	Chairman, Chief Executive Officer and Director	2000
JB Schwiers	61	President, Chief Operating Officer and Director	2016
John B. Garrett	49	Chief Financial Officer and Director	2000

Non-Executive Directors
Harold E. Garrett	51	Director	2000
Michael L. Gault	64	Director	2000
Baety O. Gross Jr.	72	Director	2000
S. Hunter Howard Jr.	66	Director	2000
Anthony P. Morgan	51	Director	2018
J. Randolph Potter	73	Director	2019
J. Calhoun Pruitt Jr.	69	Director	2006
Edward M. Rast, Jr.	65	Director	2018
John W. Shealy Jr.	69	Director	2017

Executive Officers

Mason Y. Garrett has served as the Chairman of the Board of the Bank and the Company and Chief Executive Officer of the Company since 2000. Mr. Garrett also serves on our board of directors.

JB Schwiers has served as the President and Chief Executive of the Bank and President and Chief Operating Officer of the Company since 2016. He served as the Chief Operating Officer of the Bank from June 2015 until October 2016. Prior to joining the Company, Mr. Schwiers served as Agricultural Business manager for South Carolina and Georgia, First Citizens Bank and Trust, from 2012 to 2015, and Executive Vice President, First Citizens Bank and Trust, from 2005 to 2011. He has over 38 years of banking experience and is a graduate of The Citadel. Mr. Schwiers also serves on our board of directors.

John B. Garrett has served as the Chief Financial Officer of the Company and the Bank since 2000; Executive Vice President of the Company and the Bank since 2015; and our Senior Vice President of the Company and the Bank from 2000 to 2015. He is a graduate of University of South Carolina with a Master of Accountancy degree and is a certified public accountant in South Carolina. Mr. Garrett also serves on our board of directors.

Non-Executive Directors

Harold E. Garrett is the owner of Garrett’s Discount Golf Carts in Fountain Inn, South Carolina.

Michael L. Gault was the owner of Gault’s Service Center in Fountain Inn, South Carolina prior to his retirement.

Baety O. Gross, Jr. is a practicing attorney who founded his law firm, Baety O. Gross, Jr., Attorney at Law, in 1998, of which he is the sole shareholder. He is a graduate of Wofford College where he received a bachelor’s degree and the University of South Carolina’s School of Law.

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Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

S. Hunter Howard, Jr. has been the owner of the Springs at Simpsonville Assisted Living Community since 2015. Previously, he was the President of Palmetto Real Estate Trust, and President and Chief Executive Officer of the South Carolina Chamber of Commerce.

Anthony P. Morgan is President and Chief Executive Officer of APMI, LLC, an investment holding company, in Easley, South Carolina. He serves as a director on the boards of ACL Airshop, an aviation industry products and services provider, in Easley, South Carolina and PalNet GmbH Air Cargo Products in Wiesbaum, Germany. He is a graduate of Cornell University.

J. Randolph Potter is an independent bank consultant with over 50 years of experience in the banking industry. He co-founded and was Chief Executive Officer of Savannah River Banking Company, in Aiken, South Carolina from 2007 to 2014. He also co-founded and was Chief Executive Officer of Summit Financial Corporation in Greenville, South Carolina from 1990 to 2005. He has previously served on the Board of Directors of three other banks. He is a graduate of the University of South Carolina and the Stonier Graduate School of Banking at Rutgers University.

J. Calhoun Pruitt Jr. has been an attorney with Pruitt and Pruitt in Anderson, South Carolina since 1974. He is a graduate of the University of South Carolina where he received a bachelor’s degree and a graduate of the University of South Carolina’s School of Law.

Edward M. Rast, Jr. has been the owner of Rast Farms since 1983, President of Cameron Ag Products since 2016, and Managing Partner and owner of Carolina Peanuts since 2002. He is a graduate of The Citadel.

John W. Shealy Jr. is the President of Capital Concrete in Columbia, South Carolina and has over 35 years of experience in business management and small business ownership. He is a graduate of the University of South Carolina and is licensed as a certified accountant in South Carolina and North Carolina. He is active in state and national industry associations and has served as a director on the boards of National Ready Mixed Concrete Association and the Carolinas Ready Mixed Concrete Association. He currently serves on the Board of Directors of the South Carolina Trucking Association.

Election of Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors.

Family Relationships

Our Chairman and Chief Executive Officer, Mason Y. Garrett, is the father of our Chief Financial Officer, John B. Garrett, and our director, Harold E. Garrett, who are brothers.

Item 6.  Executive Compensation

Our “named executive officers” are the individuals who served as our principal executive officer and our two other most highly compensated executive officers who were serving as executive officers at the end of 2019. The following table sets forth information concerning all of the compensation awarded to, earned by or paid to our named executive officers for the fiscal year ended December 31, 2019.

75

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(2)	Total ($)
Mason Y. Garrett
Chairman of the Board	2019	184,209	150	0	0	13,447	197,806
and Chief Executive Officer
James B. Schwiers
President and Chief	2019	385,938	100,150	222,100	0	36,044	744,232
Operating Officer
John B. Garrett
Executive Vice President and	2019	170,208	35,150	111,050	0	25,028	341,436
Chief Financial Officer

(1)	The amounts included in this column reflect the aggregate grant date fair value of the stock option awards determined in accordance with FASB ASC Topic 718. The grant date fair value of the stock options was estimated using the Black Scholes option-pricing model. Assumptions made in the valuation of awards can be found in Note 16 of our audited consolidated financial statements for the year ended December 31, 2019.
(2)	All other compensation includes contributions to the Bank’s 401(k) Plan; premiums for medical insurance, disability insurance and life insurance; country club and eating club dues and expenses; and the aggregate incremental cost of providing automobiles as follows:

Name	Year	401(k)	Medical and Disability Insurance	Life Insurance	Automobiles and Club Dues	Non-cash Compensation
M. Garrett	2019	$7,374	$412	$2,408	$3,253	$—

J.B. Schwiers	2019	$11,200	$10,873	$2,225	$11,746	$—

J.B. Garrett	2019	$8,214	$13,071	$567	$3,176	$—

Outstanding Equity Awards at Fiscal Year-End

The following table provides information, on an award-by-award basis, about options to purchase shares of our common stock our executive officers held at December 31, 2019. We have not granted any other equity based awards to our executive officers:

	Option Awards
	Number of Securities Underlying Unexercised Options
Name	Exercisable (#)	Unexercisable #		Option Exercise Price ($/share)	Option Expiration Date
Mason Y. Garrett	30,390	—		2.60	12/22/2021

J. B. Schwiers	5,000	5000	(1)	11.01	6/26/2025
	12,000	3,000	(2)	13.05	10/21/2025
	36,000	24000	(3)	14.00	6/22/2026
	0	50,000	(4)	16.55	6/21/2029

J. B. Garrett	16,000	—		2.60	12/22/2021
	6,050	—		5.64	2/11/2024
	0	25,000	(4)	16.55	6/21/2029

(1)	These options vested June 26, 2020.
(2)	These options vested October 21, 2020.
(3)	These options vest in equal increments on each of June 22, 2020 and 2021.
(4)	These options vest in equal increments on each June 21, 2020, 2021, 2022, 2023 and 2024
76

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Executive Compensation Arrangements

Noncompetition, Severance and Employment Agreements

The Company and the Bank have entered into a Noncompetition, Severance and Employment Agreement, dated June 19, 2019, with Mr. J. B. Schwiers, pursuant to which he serves as the President and Chief Operating Officer of the Bank. The agreement renews daily for an additional day, so that the remaining term of the agreement is at all times three years. Under the agreement, Mr. Schwiers is entitled to receive a minimum annual salary (currently $413,437, as adjusted by the board of directors since inception of the agreement), which may be increased annually. He is also eligible for additional performance-based compensation as determined by the board of directors and is entitled to participate in any of our benefit plans generally provided by the Bank to its similarly situated employees.

Mr. Schwiers’ agreement also provides that during the term of employment and for a period of two years following termination, Mr. Schwiers may not (a) compete with us by serving as an officer, director, shareholder, owner, part owner or in a managerial or advisory capacity, whether as an employee, independent contractor, consultant or advisor, of any insured depository institution or other person (a “Competitive Business”) that markets and sells commercial and retail loans and extensions of credit (“Competitive Services”) in the Greenville-Anderson metropolitan statistical area (the “Territory”), (b) interfere or attempt to interfere with any person which is, at that time, or which has been within two years prior to that time, in a business relationship with the Bank and/or is a customer of the Bank, for the purpose of soliciting or selling Competitive Services on behalf of a Competitive Business within the Territory, or (c) solicit our employees. If Mr. Schwiers is terminated other than for cause, death, or disability, as defined in the employment agreement, or if following a change in control of the Bank he terminates his employment for good reason, as defined in the employment agreement, he will be entitled to the compensation and benefits that would have otherwise been payable to him over the three years subsequent to such termination, and all outstanding options and incentives will vest immediately. In addition, following a change in control, whether or not Mr. Schwiers employment is terminated, all outstanding options and incentives will vest immediately.

The Company and the Bank have also entered into a Severance and Employment Agreement, dated March 21, 2012, with Mr. John B. Garrett, pursuant to which he serves as the Chief Financial Officer of the Company and the Bank. The agreement renews daily for an additional day, so that the remaining term of the agreement is at all times three years. Under the agreement, Mr. Garrett is entitled to receive a minimum annual salary (currently $177.000, as adjusted by the board of directors since inception of the agreement), which may be increased annually. He is also eligible for additional performance-based compensation as determined by the board of directors and is entitled to participate in any of our benefit plans generally provided by the Bank to its similarly situated employees.

Mr. Garrett’s agreement also provides that during the term of employment and for a period of two years following termination, Mr. Garrett may not (a) interfere or attempt to interfere with any person which is, at that time, or which has been within two years prior to that time, in a business relationship with the Bank and/or is a customer of the Bank, for the purpose of soliciting or selling services or products on behalf of a Competitive Business within the ten mile radius surrounding any office of the Company in South Carolina, or (b) solicit our employees. If Mr. Garrett is terminated other than for cause, death, or disability, as defined in the employment agreement, is terminated within 24 months following a change in control, or, if following a change in control, he terminates his employment for good reason, as defined in the employment agreement, he will be entitled to the compensation and benefits that would have otherwise been payable to him over the remaining term of the agreement, and all outstanding options and incentives will vest immediately. In addition, following a change in control, whether or not Mr. Garrett’s employment is terminated, all outstanding options and incentives will vest immediately.

Other Benefits

We provide our executive officers with insurance benefits provided to all other employees and make contributions to our 401(k) plan on their behalf on the same basis as we make contributions for all other employees. For Mr. M. Garrett and Mr. J.B. Garrett, we also provide additional life insurance coverage in an amount equal to one and one-half times annual salary at death. For Mr. Schwiers and Mr. J.B. Garrett, we also provide each with $350,000 of additional life insurance coverage for which the death benefit payable to the executive’s beneficiaries expires when the executive’s employment terminates.

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Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

We pay country club and eating club dues for Mr. Schwiers and provide each of Messrs. J.B. Garrett, M. Garrett and Schwiers with an automobile for business and personal use. In addition, we encourage, and pay for our executives and their spouses, to attend banking conventions and seminars. The Board has determined that these benefits play an important role in our executive officers’ business development activities on behalf of our Company.

The Board has also determined that providing the foregoing benefits helps to retain key executives and is an important factor in keeping our executive compensation packages competitive in our market area.

Stock Option Plans

The Company has two stock option plans, the 2019 Stock Option Plan (the “2019 Plan”) and the 2009 Stock Option Plan (the “2009 Plan” and, together with the 2019 Plan, the “Plans”), pursuant to which the Company has previously or may issue incentive stock options and non-qualified stock options to its directors, officers, or employees or any other person providing services to the Company or any subsidiary of the Company at the time of grant. The Plans are administered by the board of directors, which has the authority to interpret the Plans, to prescribe, amend and rescind rules and regulations relating to the Plans, to determine the form and content of stock options to be issued under the Plans and to make other determinations necessary or advisable for the administration of the Plans. As such, the board of directors may at the time of any grant of stock options impose additional conditions upon the right of an option holder to exercise any stock option.

All stock options granted under the Plans must have an exercise price not less than the fair market value of the Company’s common stock at the date of grant, as determined by the board of directors. No stock options may be exercised after ten years from the date of grant, nor may a stock option be transferred except by will or the laws of descent or distribution.

Pursuant to the terms of the Plans, all outstanding stock options become immediately exercisable in the event of a change in control or imminent change in control of the Company, as such terms are defined in the Plans. In addition, in the event of such a change in control or imminent change in control, the option holder shall, at the discretion of the board of directors, be entitled to receive cash in an amount equal to the excess of the fair market value of the common stock subject to such option holder’s stock options over the exercise price for such stock options, in exchange for the surrender of such stock options by the option holder on that date.

All stock options granted under the Plans are granted pursuant to a separate stock option agreement between the Company and the option holder. The terms of the stock option agreement under each of the Plans are substantially identical and include the following, among other things:

•	If the option holder’s employment is terminated because of retirement, disability, or for any other reason except death or termination due to the commission of a crime of moral turpitude (in which case any right to exercise any stock option is forfeited), the option holder has the right at any time within three months thereafter (but in any event no later than the date of the expiration of the option period) to exercise the stock options with respect to the number of shares which were immediately purchasable by the option holder at the time of termination of employment.

•	In the event of the death of the option holder, any stock option or unexercised portion thereof granted to the option holder is exercisable at any time within one year after the date of such death (but in any event no later than the date of the expiration of the option period), but only by the estate of the option holder or by the person or persons to whom the option holder’s rights under pass by the option holder’s will or by the laws of descent and distribution, and then only if and to the extent that the option holder was entitled to exercise the stock options at the date of his death.

•	In the event of stock dividends, stocks splits, recapitalization, combination or exchange of shares, merger, consolidation, reorganization, or any other increase or decrease in the number of shares of common stock effected without the receipt of consideration by the Company (other than shares held by dissenting shareholders), the number of shares subject to the applicable option plan, and the number of shares, the option price, and the exercise date thereof subject to each stock option, shall be appropriately adjusted by the board of directors.

•	The shares of common stock acquired upon exercise of any stock options shall be acquired for the option holder’s own account for investment only and not with a view to, or for resale in connection with, any distribution or public offering thereof.

There are 1,000,000 shares of common stock reserved for issuance under the 2019 Plan, of which 434,000 are subject to outstanding stock options as of September 30, 2020, of which 62,599 are exercisable as of September 30, 2020. 566,000 additional stock options may be granted under the 2019 Plan.

The 2009 Plan terminated according to its terms in June 2019. No further stock options may be granted under the 2009 Plan, though 276,940 options are outstanding, of which 237,839 are exercisable as of September 30, 2020.

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Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Compensation Committee Interlocks and Insider Participation

For the year ended December 31, 2019, we did not have a separate compensation committee. However, our board of directors has adopted a formal compensation committee charter, and by December 31, 2020, we intend to appoint a compensation committee consisting of Messrs. Gault, Gross, Howard, Morgan, Potter, Pruitt, Rast and Shealy. None of them has at any time been an officer or employee of the Company, and none has any relationship with the Company of the type that is required to be disclosed under Item 404 of Regulation S-K. During 2019, none of our executive officers served as a member of the board of directors, Compensation Committee or other board committee performing equivalent functions of another entity that had one or more executive officers serving as a member of the board of directors or Compensation Committee of the Company.

Director Compensation

Prior to our filing of this registration statement, there was no formal policy in place to provide our directors with equity compensation for their services as members of our board of directors or any committee of our board of directors.

Although there was no formal policy in place relating to the granting of equity awards to our directors, the following table presents the total compensation for each person who served as a member of our board of directors through December 31, 2019. Other than as set forth in the table and described more fully below, in 2019 we did not pay any fees to, make any equity awards or non-equity awards to, or pay any other compensation to the members of our board of directors. Our employee directors receive no compensation for their services as a director, and are not included in the table below.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Harold E. Garrett	20,500	44,420	0	0	64,920
Michael L. Gault	21,900	44,420	0	0	66,320
Baety O. Gross, Jr.	22,700	44,420	0	0	67,120
S. Hunter Howard, Jr.	22,300	44,420	0	0	66,720
Anthony P. Morgan	17,300	44,420	0	0	61,720
J. Randolph Potter	5,275	0	0	0	5,275
J. Calhoun Pruitt, Jr.	22,700	44,420	0	0	67,120
Edward M. Rast, Jr.	21,881	44,420	0	0	66,301
John W. Shealy	24,817	44,420	0	0	69,237

In 2020, our board of directors approved an annual retainer fee of $7,500 for each of our non-employee directors with additional amounts paid per meeting attended.

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Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Item 7.  Certain Relationships and Related Transactions, and Director Independence

Transactions with Related Persons

We have a written related person transaction policy that governs the identification, approval, ratification, and monitoring of any transaction that would be required to be disclosed pursuant to Item 404 of Regulation S-K under the Securities Act. Under this policy, our board of directors must approve all related policy transactions. No member of the board of directors may participate in any review or approval of a transaction with respect to which such member or any of his family members is a related person.

We have had, and expect to continue to have, loans and other banking transactions in the ordinary course of business with directors (including our independent directors) and executive officers of the Company and its subsidiaries, including members of their families or corporations, partnerships or other organizations in which such officers or directors have a controlling interest. All loans or extensions of credit made by the Bank to such individuals or related parties were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with unrelated parties and did not involve more than the normal risks of repayment nor present other unfavorable features. As of September 30, 2020, and December 31, 2019, the Bank had loans outstanding to executive officers and directors and their controlled entities aggregating approximately $28.0 million and $14.6 million, respectively. Deposits of the Bank’s executive officers and directors and their controlled entities totaled approximately $19.9 million and $12.9 million as of September 30, 2020 and December 31, 2019, respectively.

From time to time, we may also enter into other types of business transactions or arrangements for services with our directors, officers, principal shareholders, or their associates and members of their immediate families. These types of transactions or services might include, among others, leases of real property and legal services. We only enter into such arrangements if we determine that the prices or rates offered are comparable to those available to us from unaffiliated third parties.

We lease a lot at the corner of South Main Street and East Knight Street in Fountain Inn, South Carolina. The lot was leased in 1998 for 20 years from Blake P. Garrett, Jr., Trustee for the partnership which owns the property. The lease was renewed in 2018 for a term of five years at $1,200 per month, subject to increase to reflect increases in the Consumer Price Index. Lease expenses for the nine months ended September 30, 2020 were $10,800. Blake P. Garrett, Jr., is the brother of Mason Y. Garrett, Chairman of our Board of Directors, the uncle of Harold E. Garrett, one of our directors, and John B. Garrett, our Chief Financial Officer and also one of our directors. Mason Y. Garrett owns a minority interest in the partnership which owns the property.,

Arrangements with Wellington Management Group LLP

[NMRS TO INSERT DESCRIPTION OF REG RIGHTS AGREEMENT ONCE REVIEWED]

Director Independence

Our board of directors has determined that Messrs. Gault, Gross, Howard, Morgan, Potter, Pruitt, Rast and Shealy are “independent” directors, based upon the independence criteria set forth in the corporate governance listing standards of The NASDAQ Global Market, the exchange that we selected to determine whether our directors and committee members meet the independence criteria of a national securities exchange, as required by Item 407(a) of Regulation S-K.

Messrs. M. Garrett, J. Garrett and Schwiers are considered inside directors because of their employment as executive officers of the Company. Mr. H. Garrett is not considered independent due to his family relationship to Messrs. M. Garrett and J. Garrett.

All of the members of the Company’s audit, nominating and governance, and compensation committees are independent according to the above standard.

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Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Item 8.  Legal Proceedings

We are not a party to any material pending legal proceedings, other than ordinary routine litigation incident to our business. We do not believe that there is any pending or threatened proceeding against us, which, if determined adversely, would have a material effect on our business, results of operations, or financial condition.

Item 9.  Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

As of November 24, 2020, we had 5,219,531 shares of common stock issued and outstanding, which were held by approximately 299 shareholders of record. In addition, there were outstanding options to purchase 710,940 shares of common stock.

No established public trading market exists for our common stock, and there can be no assurance that a public trading market for our common stock will develop. Our common stock is quoted on the OTC Markets Group’s QTCQX Best Market tier under the symbol “GRRB.” Although we are quoted on the OTCQX, the trading markets on the OTCQX lack the depth, liquidity, and orderliness necessary to maintain a liquid market. The OTCQX prices are quotations, which reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions. Our preferred stock is not listed or quote on any exchange or market.

The following table sets forth, for the periods indicated, the high and low bid prices of our common stock as quoted on the OTCQX Best Market.

	High	Low
2020
First Quarter	$22.00	$13.00
Second Quarter	15.47	13.77
Third Quarter	14.85	13.35

2019
First Quarter	$16.50	$15.65
Second Quarter	17.20	15.29
Third Quarter	17.00	15.50
Fourth Quarter	17.95	17.00

2018
First Quarter	$14.07	$13.80
Second Quarter	19.00	13.80
Third Quarter	19.95	18.25
Fourth Quarter	19.00	15.70

As of November 24, 2020, the last reported trade of the Company’s common stock on the OTC Markets Group’s QTCQX Best Market was quoted at $15.05 per share.

Dividends

The following table sets forth the dividends declared on our common stock for the periods indicated. Dollars are in thousands, except per share data. We did not declare any dividends on our common stock in 2018. Our board of directors has the sole discretion to declare dividends on our common stock based upon then-existing circumstances, including our rate of growth, profitability, financial condition, existing and anticipated capital requirements, the amount of funds legally available for the payment of cash dividends, regulatory constraints and such other factors as the board of directors determines relevant. See “Item 1—Supervision and Regulation—GrandSouth Bancorporation—Dividends.”

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Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

	Amount per share	Total Dividend Declared
2020
First Quarter	$0.08	$416
Second Quarter	0.08	417
Third Quarter	0.08	417

2019
First Quarter	$—	$—
Second Quarter	—	—
Third Quarter	—	—
Fourth Quarter	0.08	417

Based on our financial condition at September 30, 2020, management expects to continue to pay quarterly cash dividends on our common shares. However, there can be no assurance as to future dividends because they are dependent on our future earnings, capital requirements and financial condition, and may require regulatory approval.

Equity Compensation Plan Information

The following table provides information as of December 31, 2019, with respect to shares of our common stock that may be issued under existing equity compensation plans.

	Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares Remaining Available for Future Issuance under Equity Compensation Plans (excluding shares reflected in column (a))
Plan Category	(a)	(b)	( c )
Equity Compensation Plans Approved by Shareholders Stock Options	710,940	$14.43	565,000
Equity Compensation Plans Not Approved by Shareholders	—	—	—
Total	710,940	$14.43	565,000

Item 10.  Recent Sales of Unregistered Securities

On November 20, 2018, the Company issued $10.0 million of subordinated debentures to certain institutional buyers and accredited investors to enhance the capital structure of the Bank. The debentures, which qualify for Tier 2 capital, mature on November 30, 2028 and bear a fixed interest rate of 6.50% until November 30, 2023, at which time the interest rate will become variable, adjustable quarterly to a benchmark rate (which is expected to be the 3-month Secured Overnight Financing Rate plus 343 basis points). The Company may, at its option, at any time on an interest payment date on or after November 30, 2023, redeem the notes, in whole or in part, at par plus accrued interest to the date of redemption.

As of September 30, 2020, we have granted certain of our employees and directors options to purchase an aggregate of 710,940 shares of our common stock under our 2019 Stock Option Plan and 2009 Stock Option Plan. These grants were exempt from the registration requirements of the Securities Act of 1933 pursuant to Rule 701 promulgated thereunder inasmuch as they were offered and sold under written compensatory benefit plans and otherwise in compliance with the provisions of Rule 701. The weighted average exercise price of the employee and director options as of September 30, 2020 was $14.43 per share. The options generally fully vest after a period of three to five years from the date of grant and expire after ten years with expiration dates ranging from 2021 to 2030.

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Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Item 11.  Description of Registrant’s Securities to be Registered

References in this Item 11 to “we,” “us,” or “our” and the “Company” refer to GrandSouth Bancorporation, a South Carolina corporation.

This summary does not purport to be complete and is subject to and is qualified in its entirety by reference to our articles of incorporation, as amended (“Articles of Incorporation”), and our amended and restated bylaws (“Bylaws”), each of which is an exhibit to this registration statement and incorporated herein by reference. We encourage you to read our Articles of Incorporation and Bylaws, and the applicable provisions of the South Carolina Business Corporation Act (the “SCBCA”).

General

Our Articles of Incorporation authorize the issuance of capital stock consisting of 20,000,000 shares of common stock, no par value per share, and 20,000,000 shares of preferred stock, no par value per share. This registration statement only applies to our common stock; however, our common stock is subject to certain preferential rights of our preferred stock as described in the Articles of Incorporation.

As of September 30, 2020, we had 5,219,531 shares of common stock outstanding and had reserved for issuance 710,940 shares underlying options that are or may become exercisable at an average price of $14.43 per share. In addition, as of September 30, 2020, we had the ability to issue 565,000 shares of common stock pursuant to options that may be granted in the future under our 2019 Stock Option Plan. As of September 30, 2020, we had 287,895 shares of preferred stock outstanding.

Pursuant to the provisions of the SCBCA, any outstanding shares of capital stock of the Company reacquired by it would be considered authorized but unissued shares. The authorized but unissued shares of our common stock and preferred stock are available for general purposes, including, but not limited to, the possible issuance as stock dividends, use in connection with mergers or acquisitions, cash dividend reinvestments, stock purchase plans, public or private offerings, or our equity compensation plans. Except as may be required to approve a merger or other transaction in which additional authorized shares of common stock would be issued, no shareholder approval will be required for the issuance of these shares.

Common Stock

General

Each share of our common stock has the same relative rights as, and is identical in all respects to, each other share of common stock. All outstanding shares of our common stock are fully paid and nonassessable. Our common stock is quoted on OTC Markets Group’s QTCQX Best Market tier under the symbol “GRRB.”

Voting Rights

Each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of common shareholders, including the election of directors. The holders of our common stock possess exclusive voting power, except as otherwise provided by law or by articles of amendment establishing any additional series of our preferred stock.

There is no cumulative voting in the election of directors. The holders of a majority of the votes cast by our common shareholders can elect all of the directors then standing for election by the common shareholders. When a quorum is present at any meeting, questions brought before the meeting will be decided by the vote of the holders of a majority of the shares present and voting on such matter, whether in person or by proxy, except when the meeting concerns matters requiring the vote of a greater number of affirmative votes under applicable South Carolina law or our Articles of Incorporation. Our Articles of Incorporation and Bylaws provide certain provisions that may limit shareholders’ ability to effect a change in control as described below under the section entitled “Anti-Takeover Effects of Certain Articles of Incorporation and Bylaws Provisions.”

Dividends, Liquidation and Other Rights

We can pay dividends if, as and when declared by our board of directors, subject to compliance with limitations imposed by law. Holders of shares of common stock are entitled to receive dividends only when, as and if approved by our board of directors from funds legally available for the payment of dividends. The holders of our preferred stock have priority over the holders of common stock with respect to dividends as described in our Articles of Incorporation in that the preferred shareholders are entitled to receive dividends in a per share amount equal to 105% of that declared on the shares of common stock.

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Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Our shareholders are entitled to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up, voluntarily or involuntarily, after payment of, or adequate provision for, all of our known debts and liabilities. These rights are subject to the preferential rights of any series of our preferred stock that may then be outstanding.

Holders of our shares of common stock have no preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any of our securities. Our board of directors may issue additional shares of our common stock without the approval of our shareholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare, located at 462 South 4th Street, Louisville, KY 40202.

Anti-Takeover Effect of Certain Articles of Incorporation and Bylaws Provisions

Our Articles of Incorporation and Bylaws, in addition to the SCBCA, contain certain provisions that make it more difficult to acquire control of us by means of a tender offer, open market purchase, a proxy fight or otherwise. Several of these provisions are designed to encourage persons seeking to acquire control of us to negotiate with our board of directors. We believe that, as a general rule, the interests of our shareholders would be best served if any change in control results from negotiations with our board of directors.

The following description of certain provisions of our Articles of Incorporation and Bylaws that may have anti-takeover effects is a summary only and is subject to, and is qualified by reference to, applicable provisions of our Articles of Incorporation and our Bylaws as well as applicable provisions of the SCBCA.

Factors to be Considered in Certain Transactions

Our Articles of Incorporation require our board of directors, when considering whether a proposed plan of merger, consolidation, exchange, or sale of all, or substantially all, of the assets of the Company, to consider the interests of the Company’s employees and the communities in which the Company and its subsidiaries do business in addition to the interests of the Company’s shareholders.

Limitation of Personal Liability of Directors

Our Articles of Incorporation provide for the elimination or limitation of director liability for monetary damages to the maximum extent allowed by South Carolina law.

Indemnification of Directors and Officers and Insurance

Our Bylaws provide for the indemnification of any current or former director to the fullest extent authorized by law. We may advance reasonable expenses to directors, provided that, if required by law, such advancement of expenses shall only be made if the director seeking such advancement provides us with a written affirmation of his or her good faith belief that he or she met the standard of conduct required by law and a written undertaking to repay the advance if it is ultimately determined that he or she did not meet that standard of conduct. Our Bylaws further provide that we may, to the extent authorized from time to time by our board of directions, grant rights of indemnification and the advancement of expenses to any officer, employee or agent of the Company consistent with the other provisions of our Bylaws concerning the indemnification of and advancement of expenses to our directors.

Our Bylaws provide that we may maintain insurance, at our expense, to protect any current or former director, officer, employee or agent against liability asserted against or incurred by him or her in his or her capacity as such whether or not we would have the power to indemnify such person against such liability.

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Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Authorized but Unissued Preferred Stock

The authorization of the preferred stock could have the effect of making it more difficult or time-consuming for a third party to acquire a majority of our outstanding voting stock or otherwise effect a change of control. Shares of the preferred stock may also be sold to third parties that indicate that they would support the board of directors in opposing a hostile takeover bid. The availability of the preferred stock could have the effect of delaying a change of control and of increasing the consideration ultimately paid to our shareholders. Our board of directors may authorize the issuance of preferred stock for capital-raising activities, acquisitions, joint ventures or other corporate purposes that have the effect of making an acquisition of us more difficult or costly, as could also be the case if the board of directors were to issue additional common stock for such purposes.

Supermajority Shareholder Approval Required for Certain Transactions

Our Articles of Incorporation provide that any plan of merger, consolidation or exchange or any plan for the sale of all or substantially all of the assets of the Company that has not been adopted by at least two-thirds of the full board of directors must be approved by the affirmative vote of holders of 80% of the outstanding shares of the Company.

Business Combinations with Interested Shareholders

The South Carolina business combination statute provides that a 10% or greater shareholder of a South Carolina corporation cannot engage in a “business combination” (as defined in the statute) with such corporation for a period of two years following the date on which the 10% shareholder became such, unless the business combination or the acquisition of shares is approved by a majority of the disinterested members of such corporation’s board of directors before the 10% shareholder’s share acquisition date. This statute further provides that at no time (even after the two-year period subsequent to such share acquisition date) may the 10% shareholder engage in a business combination with the relevant corporation unless certain approvals of the board of directors or disinterested shareholders are obtained or unless the consideration given in the combination meets certain minimum standards set forth in the statute. This law is very broad in its scope and is designed to inhibit unfriendly acquisitions, but it does not apply to corporations whose articles contain a provision electing not to be covered by the law. Our Articles of Incorporation do not contain such a provision and, in fact, expressly provide that the business combination statute applies to the Company, but our Articles of Incorporation could be amended to include such an opt-out provision.

Advance Notice Requirement for Shareholder Proposals and Director Nominations

Our Bylaws establish advance notice procedures with regard to shareholder proposals, generally providing that, in connection with an annual meeting of shareholders, a shareholder must submit notice of such shareholder’s proposal not less than 30 or more than 60 days in advance of the annual meeting. In connection with any such notice, a shareholder must provide certain information, including: (i) a description of the business desired to be brought before the annual meeting (including the specific proposal(s) to be presented) and the reasons for conducting such business at the annual meeting; (ii) the name and record address of the shareholder proposing such business; (iii) the class and number of shares of the Company that are owned of record, and the class and number of shares of the Company that are held beneficially, but not held of record, by the shareholder as of the record date for the meeting, if such date has been made publicly available, or as of a date within ten days of the effective date of the notice by the shareholder if the record date has not been made publicly available; and (iv) any interest of the shareholder in such business. We may reject a shareholder proposal that is not made in accordance with the procedures set forth in our Bylaws. These provisions could reduce the likelihood that a third party would propose business to be brought before an annual meeting.

Our Bylaws also establish advance notice procedures with regard to shareholder director nominations, providing that such nominations must be made in writing to the secretary of the Company no later than 90 days in advance of the annual meeting. Each such notice must set forth: (i) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (ii) a representation that the shareholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (iv) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC, had the nominee been nominated, or intended to be nominated, by the board of directors; and (v) the consent of each nominee to serve as a director of the Company if so elected. We may reject a shareholder director nomination that is not made in accordance with the procedures set forth in our Bylaws. These provisions could reduce the likelihood that a third party would nominate and elect individuals to serve on our board of directors.

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Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Item 12.  Indemnification of Directors and Officers

Under our Bylaws, each of our directors has the right to be indemnified by us to the maximum extent permitted by law against expenses (including attorneys’ fees), judgments, fines, amounts paid in settlement and other similar costs actually and reasonably incurred in connection with any threatened, pending or completed action, suit or other proceeding by reason of the fact that such director is or was a director of the Company or is or was serving at the Company’s request as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. This right to indemnification includes the right to the advancement of reasonable expenses by us, to the maximum extent permitted by law. Under our Bylaws, each of our officers, employees and agents who are not directors is entitled to the same indemnification rights, including the right to the advancement of reasonable expenses, which are provided to our directors.

Pursuant to the SCBCA, a South Carolina corporation has the power to indemnify its directors and officers provided that they act in good faith and reasonably believe that their conduct was lawful and in the corporate interest (or not opposed thereto), as set forth in the SCBCA. Under the SCBCA, unless limited by its articles of incorporation, a corporation must indemnify a director or officer who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she is or was a director or officer, against reasonable expense incurred by the director or officer in connection with the proceeding. Our articles of incorporation do not contain any such limitations. The SCBCA permits a corporation to pay for or reimburse reasonable expenses in advance of final disposition of an action, suit or proceeding only upon (i) the director’s certification that he or she acted in good faith and in the corporate interest (or not opposed thereto), (ii) the director furnishing a written undertaking to repay the advance if it is ultimately determined that he or she did not meet this standard of conduct, and (iii) a determination is made that the facts then known to those making the determination would not preclude indemnification under the SCBCA.

Under our Articles of Incorporation, no director is liable for monetary damages for breach of his or her fiduciary duty as a director, to the maximum extent permitted by law.

The SCBCA also empowers a corporation to provide insurance for directors and officers against liability arising out of their positions, even though the insurance coverage may be broader than the corporation’s power to indemnify. We maintain directors’ and officers’ liability insurance for the benefit of our directors and officers.

Item 13.  Financial Statements and Supplementary Data

GrandSouth Bancorporation Unaudited Consolidated Financial Statements

GrandSouth Bancorporation Audited Consolidated Financial Statements

86

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GRANDSOUTH BANCORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	September 30,	December 31,
	2020	2019
	(Unaudited)	(Audited)
Assets
Cash and due from banks	$3,106	$3,331
Interest-earning deposits	28,164	33,173
Federal funds sold	3,238	6,275
Cash and cash equivalents	34,508	42,779

Investments - available for sale	102,881	73,885
Other investments, at cost	6,714	9,196
Loans receivable, net	839,561	756,389
Allowance for loan losses	(11,988)	(10,287)
Premises and equipment, net	13,717	13,345
Real estate owned	2,126	1,855
Accrued interest receivable	5,383	5,743
Bank owned life insurance	14,760	14,447
Net deferred tax asset	1,669	2,161
Goodwill	737	737
Other assets	1,705	1,395

Total assets	$1,011,773	$911,645

Liabilities and Shareholders’ Equity

Liabilities:
Deposits:
Noninterest-bearing	$189,776	$138,276
Interest-bearing	695,460	674,225
Total deposits	885,236	812,501
Federal Home Loan Bank advances	21,000	—
Junior subordinated notes	18,118	18,088
Accrued interest payable	448	506
Accrued expenses and other liabilities	3,878	3,900
Total liabilities	928,680	834,995

Shareholders’ Equity:
Preferred stock - no par value; 20,000,000 shares authorized; Series A; 287,895 shares issued and outstanding	—	—
Common stock - no par value; 20,000,000 shares authorized; 5,219,531 and 5,201,951 shares issued and outstanding	—	—
Additional paid in capital	46,334	45,625
Retained earnings	34,953	30,841
Accumulated other comprehensive income	1,806	184
Total shareholders’ equity	83,093	76,650

Total liabilities and shareholders’ equity	$1,011,773	$911,645

The accompanying notes are an integral part of the consolidated financial statements.

87

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GRANDSOUTH BANCORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Interest income:
Interest and fees on loans	$11,356	$12,683	$35,766	$36,954
Taxable securities	293	321	947	742
Tax-exempt securities	70	17	130	97
Interest-earning deposits	14	419	102	1,081
Other	45	71	175	243
Total interest income	11,778	13,511	37,120	39,117

Interest expense:
Deposits	1,511	3,188	6,225	8,825
Federal Home Loan Bank advances	39	—	120	101
Junior subordinated notes	218	261	703	795
Other borrowings	—	—	6	—
Total interest expense	1,768	3,449	7,054	9,721

Net interest income	10,010	10,062	30,066	29,396

Provision for loan losses	798	810	2,537	2,148
Net interest income after provision for loan losses	9,212	9,252	27,529	27,248

Noninterest income:
Service charges on deposit accounts	263	240	719	674
Gain on sale of investment securities available for sale	—	—	392	13
Bank owned life insurance	108	33	313	104
Net gain on sale of premises and equipment	7	4	15	23
Other	183	279	521	493
Total noninterest income	561	556	1,960	1,307

Noninterest expenses:
Compensation and employee benefits	4,940	4,554	15,140	13,164
Net occupancy	570	590	1,655	1,655
Federal deposit insurance	128	(25)	360	154
Professional and advisory	317	953	951	1,829
Data processing	534	490	1,378	1,238
Marketing and advertising	29	61	115	224
Net cost of operation of real estate owned	—	(119)	242	(139)
Other	700	882	2,409	2,567
Total noninterest expenses	7,218	7,386	22,250	20,692
Income before taxes	2,555	2,422	7,239	7,863
Income tax expense	667	605	1,804	1,926

Net income	1,888	1,817	5,435	5,937
Preferred stock dividends	(25)	—	(73)	—
Net income available to common shareholders	$1,863	$1,817	$5,362	$5,937

Earnings per common share:
Basic	$0.34	$0.33	$0.99	$1.12
Diluted	$0.34	$0.33	$0.97	$1.11

Weighted average common shares outstanding:
Basic	5,213,607	5,186,668	5,210,066	4,988,511
Diluted	5,268,407	5,253,736	5,280,223	5,057,092

The accompanying notes are an integral part of the consolidated financial statements.

88

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GRANDSOUTH BANCORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

(Dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019

Net income	$1,888	$1,817	$5,435	$5,937

Other comprehensive income:
Change in unrealized holding gains on securities available for sale	549	199	2,506	1,153
Reclassification adjustment for securities gains realized in net income	—	—	(392)	(13)
Other comprehensive income, before tax	549	199	2,114	1,140
Income tax effect related to items of other comprehensive income	(128)	(46)	(492)	(260)
Other comprehensive income, after tax	421	153	1,622	880

Comprehensive income	$2,309	$1,970	$7,057	$6,817

The accompanying notes are an integral part of the consolidated financial statements.

89

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

Nine Months Ended September 30, 2020 and 2019

(Dollars in thousands, except share and per share data)

	Common Stock		Preferred Stock
	Shares	Amount	Shares	Amount	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total
Balances at December 31, 2019	5,201,951	$—	287,895	$—	$45,625	$30,841	$184	$76,650

Net income	—	—	—	—	—	1,912	—	1,912
Other comprehensive income, net of tax	—	—	—	—	—	—	1,043	1,043
Stock compensation expense	—	—	—	—	213	—	—	213
Stock options exercised	8,580	—	—	—	48	—	—	48
Common stock dividend ($0.08 per share)	—	—	—	—	—	(416)	—	(416)
Preferred stock dividend ($0.084 per share)	—	—	—	—	—	(24)	—	(24)
Balances at March 31, 2020	5,210,531	$—	287,895	$—	$45,886	$32,313	$1,227	$79,426

Net income	—	—	—	—	—	1,635	—	1,635
Other comprehensive income, net of tax	—	—	—	—	—	—	158	158
Stock compensation expense	—	—	—	—	200	—	—	200
Stock options exercised	—	—	—	—	—	—	—	—
Common stock dividend ($0.08 per share)	—	—	—	—	—	(417)	—	(417)
Preferred stock dividend ($0.084 per share)	—	—	—	—	—	(24)	—	(24)
Balances at June 30, 2020	5,210,531	$—	287,895	$—	$46,086	$33,507	$1,385	$80,978

Net income	—	—	—	—	—	1,888	—	1,888
Other comprehensive income, net of tax	—	—	—	—	—	—	421	421
Stock compensation expense	—	—	—	—	142	—	—	142
Stock options exercised	9,000	—	—	—	106	—	—	106
Common stock dividend ($0.08 per share)	—	—	—	—	—	(417)	—	(417)
Preferred stock dividend ($0.084 per share)	—	—	—	—	—	(25)	—	(25)
Balances at September 30, 2020	5,219,531	$—	287,895	$—	$46,334	$34,953	$1,806	$83,093

Balance at December 31, 2018	4,553,490	$—	287,895	$—	$34,672	$23,218	$(448)	$57,442

Net income	—	—	—	—	—	2,095	—	2,095
Other comprehensive loss, net of tax	—	—	—	—	—	—	387	387
Issuance of common stock	510,017	—	—	—	8,385	—	—	8,385
Stock compensation expense	—	—	—	—	114	—	—	114
Stock options exercised	19,700	—	—	—	189	—	—	189
Balance at March 31, 2019	5,083,207	$—	287,895	$—	$43,360	$25,313	$(61)	$68,612

Net income	—	—	—	—	—	2,025	—	2,025
Other comprehensive loss, net of tax	—	—	—	—	—	—	340	340
Issuance of common stock	96,044	—	—	—	1,585	—	—	1,585
Stock compensation expense	—	—	—	—	142	—	—	142
Stock options exercised	—	—	—	—	—	—	—	—
Balance at June 30, 2019	5,179,251	$—	287,895	$—	$45,087	$27,338	$279	$72,704

Net income	—	—	—	—	—	1,817	—	1,817
Other comprehensive loss, net of tax	—	—	—	—	—	—	153	153
Issuance of common stock	—	—	—	—	—	—	—	—
Stock compensation expense	—	—	—	—	176	—	—	176
Stock options exercised	8,900	—	—	—	42	—	—	42
Balance at September 30, 2019	5,188,151	$—	287,895	$—	$45,305	$29,155	$432	$74,892

The accompanying notes are an integral part of the consolidated financial statements

90

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GRANDSOUTH BANCORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Dollars in thousands)

	For the Nine Months Ended September 30,
	2020	2019
Cash flows from operating activities:
Net income	$5,435	$5,937
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and accretion	400	841
Investment amortization, net	639	233
Provision for loan losses	2,537	2,148
Provision for real estate owned	242	—
Share-based compensation expense	555	432
Deferred tax expense	—	220
Gain on sale of investment securities available for sale	(392)	(13)
Income on bank owned life insurance, net	(313)	(104)
Gain on sale of fixed assets	(15)	(23)
Net realized gain on sale of real estate owned	—	(139)
Net change in operating assets and liabilities:
Accrued interest receivable	360	(131)
Other assets	(310)	(1,194)
Accrued interest payable	(58)	251
Other liabilities	(22)	153
Net cash provided by operating activities	9,058	8,611

Cash flows from investing activities:
Activity for investment securities available for sale:
Purchases	(55,191)	(38,266)
Maturities/calls and principal repayments	9,275	11,836
Sales	18,787	10,263
Net increase in loans	(84,283)	(58,286)
Proceeds from sale of real estate owned	—	1,542
Proceeds from settlement of BOLI policies	—	383
Proceeds from sale of fixed assets	89	43
Purchase of fixed assets	(1,054)	(2,108)
Purchase of other investments, at cost	(1,184)	(110)
Redemption of other investments, at cost	3,666	5,845
Net cash used in investing activities	(109,895)	(68,858)

Cash flows from financing activities:
Net increase in deposits	72,735	107,435
Proceeds from issuance of common stock	—	9,970
Proceeds from FHLB advances	27,000
Repayment of FHLB advances	(6,000)	(14,000)
Cash received upon exercise of stock options	154	231
Dividends paid on common stock	(1,250)	—
Dividends paid on preferred stock	(73)	—
Net cash provided by financing activities	92,566	103,636

(Decrease) increase in cash and cash equivalents	(8,271)	43,389

Cash and cash equivalents, beginning of period	42,779	35,016

Cash and cash equivalents, end of period	$34,508	$78,404

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest on deposits and other borrowings	$7,076	$9,470
Income taxes	2,387	2,300

Noncash investing and financing activities:
Real estate acquired in satisfaction of mortgage loans	$513	$—

The accompanying notes are an integral part of the consolidated financial statements

91

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GRANDSOUTH BANCORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION

Organization

GrandSouth Bancorporation (“we,” “us,” “our,” or the “Company”) was incorporated on September 7, 2000 for the purpose of becoming the holding company for GrandSouth Bank (the “Bank”). On October 2, 2000, pursuant to the Plan of Exchange, all of the outstanding shares of capital stock of the Bank were exchanged for shares of the Company. The Company’s primary operation is its investment in the Bank. The Company also owns 100% of the common stock of GrandSouth Capital Trust I (the “Trust”), a Delaware statutory trust formed in 2006 to facilitate the issuance of trust preferred securities.

The Bank is a South Carolina state-chartered commercial bank that provides a full range of banking services. The Bank is insured and subject to the regulation of the Federal Deposit Insurance Corporation (“FDIC”) and is also subject to the regulation of the South Carolina Board of Financial Institutions.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and the Bank. The accounts of the Trust are not consolidated with the Company. In consolidation, all significant intercompany accounts and transactions have been eliminated.

Business Segments

Accounting Standards Codification (“ASC”) Topic 280-10, “Segment Reporting,” requires selected segment information of operating segments based on a management approach. The Company’s two reportable segments represent the distinct product lines the Company offers and are viewed separately for strategic planning by management. Please refer to “Note 11 – Reportable Segments” for further information on the reporting for the Company’s two business segments.

Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change, in the near term, relate to the determination of the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, and the valuation of deferred tax assets.

Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP, for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements and should be read in conjunction with our audited financial statements for the year ended December 31, 2019, included in the accompanying Form 10. In the opinion of management, these interim financial statements present fairly, in all material respects, the Company’s consolidated financial position and results of operations for each of the interim periods presented. Results of operations for interim periods are not necessarily indicative of the results of operations that may be expected for a full year or any future period.

Reclassification

Certain amounts in the prior year’s financial statements may have been reclassified to conform to the current year’s presentation. The reclassifications had no effect on our results of operations or financial condition as previously reported.

Recent Accounting Standards Updates

In January 2017, the FASB issued ASU No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This update eliminates Step 2 from the goodwill impairment test, which required an entity to calculate the implied fair value of goodwill by valuing a reporting unit’s assets and liabilities using the same process that would be required to value assets and liabilities in a business combination. Instead, the amendments require that an entity perform its annual goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The Company adopted this update as of January 1, 2020, with no material impact on the consolidated financial statements.

92

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

In September 2016, the FASB issued amendments to ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The amendments in the update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected thereby providing financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by the reporting entity. The amendments will be effective for the Company for reporting periods beginning after December 15, 2022. The Company has formed a cross-functional committee to provide corporate governance over the implementation of this update, has evaluated data sources and made process updates to capture additional relevant data, has identified a service provider to perform the calculation, and continues to attend seminars and forums specific to this update. The Company also engaged the service provider to assist with the implementation of the standard. While we continue to evaluate the impact the new guidance will have on our financial position and results of operations, we currently expect the new guidance may result in an increase to our allowance for loan losses given the change to estimate losses over the contractual life of the loan portfolio. The amount of any change to our allowance will depend, in part, upon the composition of our loan portfolio at the adoption date as well as economic conditions and loss forecasts at that date.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law. The CARES Act included a number of provisions that were applicable to the Company, including the following:

o	Accounting relief for troubled debt restructures (“TDRs”): The CARES Act provided that modifications under certain forbearance conditions for loans that were not more than 30 days past due at December 31, 2019 will not be considered TDRs for regulatory reporting and GAAP.
o	Paycheck Protection Program (“PPP”): The CARES Act created the PPP through the Small Business Administration (“SBA”), which allowed the Company to lend money to small businesses to maintain employee payrolls through the crisis with guarantees from the SBA. Under this program, loan amounts may be forgiven if the borrower maintains employee payrolls or restores payrolls afterwards

NOTE 2. INVESTMENTS

The amortized cost and estimated fair values of available-for-sale (“AFS”) securities as of September 30, 2020 and December 31, 2019 are summarized as follows:

	September 30, 2020
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(Dollars in thousands)

State and municipal obligations	$16,720	$824	$—	$17,544
Mortgage-backed securities - agency	26,402	400	(5)	26,797
Collateralized mortgage obligations - agency	48,499	1,311	(94)	49,716
Asset-backed securities	6,407	—	(83)	6,324
Corporate bonds	2,500	—	—	2,500
	$100,528	$2,535	$(182)	$102,881
93

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

	December 31, 2019
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(Dollars in thousands)

U.S. government agencies	$4,000	$—	$(28)	$3,972
State and municipal obligations	6,364	166	(23)	6,507
Mortgage-backed securities - agency	32,318	216	(97)	32,437
Collateralized mortgage obligations - agency	23,550	172	(68)	23,654
Asset-backed securities	6,914	—	(99)	6,815
Corporate bonds	500	—	—	500
	$73,646	$554	$(315)	$73,885

Information pertaining to securities with gross unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	September 30, 2020
	Less Than 12 Months		More Than 12 Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)

Mortgage-backed securities - agency	$5,048	$4	$2,544	$1	$7,592	$5
Collateralized mortgage obligations - agency	17,436	94	—	—	17,436	94
Asset-backed securities	3,495	8	2,829	75	6,324	83
	$25,979	$106	$5,373	$76	$31,352	$182

	December 31, 2019
	Less Than 12 Months		More Than 12 Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)

U.S. government agencies	$3,972	$28	$—	$—	$3,972	$28
State and municipal obligations	3,575	23	—	—	3,575	23
Mortgage-backed securities - agency	19,496	97	—	—	19,496	97
Collateralized mortgage obligations - agency	11,722	68	—	—	11,722	68
Asset-backed securities	3,819	1	2,996	98	6,815	99
	$42,584	$217	$2,996	$98	$45,580	$315

Information pertaining to the number of securities with gross unrealized losses is detailed in the table below. Management of the Company believes all unrealized losses as of September 30, 2020 and December 31, 2019 represent temporary impairment. The unrealized losses have resulted from temporary changes in the interest rate market and not as a result of credit deterioration. We do not intend to sell and it is not likely that we will be required to sell any of the securities referenced in the table below before recovery of their amortized cost.

94

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

	September 30, 2020
	Less Than 12 Months	More Than 12 Months	Total
Mortgage-backed securities - agency	1	1	2
Collateralized mortgage obligations - agency	4	—	4
Asset-backed securities	1	2	3
	6	3	9

	December 31, 2019
	Less Than 12 Months	More Than 12 Months	Total
U.S. government agencies	2	—	2
State and municipal obligations	4	—	4
Mortgage-backed securities - agency	5	—	5
Collateralized mortgage obligations - agency	3	—	3
Asset-backed securities	1	2	3
	15	2	17

The Company received proceeds from sales of securities classified as AFS and corresponding gross realized gains and losses as follows for the nine months ended September 30, 2020:

Nine Months Ended September 30, 2020

AFS
Gross proceeds	$18,787
Gross realized gains	392
Gross realized losses	—

Nine Months Ended September 30, 2019

AFS
Gross proceeds	$10,263
Gross realized gains	121
Gross realized losses	108

There were no AFS investment security sales for the three months ended September 30, 2020, or 2019.

There were no AFS securities pledged against deposits and borrowings at September 30, 2020 or at December 31, 2019.

The amortized cost and estimated fair value of AFS investments in debt securities at September 30, 2020, by contractual maturity, is shown below. Mortgage-backed securities have not been scheduled because expected maturities will differ from contractual maturities when borrowers have the right to prepay the obligations.

	Available-for-Sale
	Amortized Cost	Fair Value
	(Dollars in thousands)

1 year or less	$500	$502
Over 5 years through 10 years	2,954	2,939
Over 10 years	22,173	22,927
	25,627	26,368
Mortgage-backed securities	74,901	76,513

Total	$100,528	$102,881
95

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Other investments are comprised of the following and are recorded at cost which approximates fair value:

	September 30, 2020	December 31, 2019
Federal Home Loan Bank stock	$1,713	$698
Investment in Trust Preferred Securities	247	247
Certificates of deposit	4,254	7,751
Other investments	500	500
Total other investments, at cost	$6,714	$9,196

Certificates of deposit totaling $0.8 million were pledged against customer deposits at September 30, 2020, and December 31, 2019. FHLB stock is used to collateralize advances with the FHLB.

NOTE 3. LOANS RECEIVABLE

Loans receivable as of September 30, 2020 and December 31, 2019 are summarized as follows:

	September 30,	December 31,
	2020	2019
	(Dollars in thousands)

Real estate mortgage loans:
One-to four-family residential	$108,345	$101,071
Commercial real estate	345,835	306,802
Home equity loans and lines of credit	17,676	17,811
Residential construction	28,104	8,375
Other construction and land	68,970	55,505
Total real estate loans	568,930	489,564

Commercial and industrial	235,969	225,629
Consumer	36,192	41,335
Total commercial and consumer	272,161	266,964

Loans receivable, gross	841,091	756,528

Less: Net deferred loan fees	(1,448)	(73)
Unaccreted discount	(281)	(304)
Unamortized premium	199	238

Loans receivable, net of deferred fees	$839,561	$756,389

Commercial and industrial loans as of September 30, 2020 included $37.5 million of PPP loans.

The Bank had $41.4 million and $40.0 million of loans pledged as collateral to secure funding with the Federal Home Loan Bank of Atlanta (“FHLB”) at September 30, 2020 and December 31, 2019, respectively.

96

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

NOTE 4. ALLOWANCE FOR LOAN LOSSES

The following tables present, by portfolio segment, the changes in the allowance for loan losses for the periods indicated:

	Three Months Ended September 30, 2020
	One-to-four Family Residential	Commercial Real Estate	Home Equity and Lines of Credit	Residential Construction	Other Construction and Land	Commercial	Consumer	Total
	(Dollars in thousands)

Ending balance	$1,358	$3,864	$237	$212	$716	$4,835	$147	$11,369
Provision	(138)	(31)	(5)	141	108	707	16	798
Charge-offs	—	—	—	—	—	(220)	—	(220)
Recoveries	1	—	—	—	—	40	—	41
Ending balance	$1,221	$3,833	$232	$353	$824	$5,362	$163	$11,988

	Three Months Ended September 30, 2019
	One-to-four Family Residential	Commercial Real Estate	Home Equity and Lines of Credit	Residential Construction	Other Construction and Land	Commercial	Consumer	Total
	(Dollars in thousands)

Beginning balance	$1,029	$2,872	$162	$89	$476	$4,909	$140	$9,677
Provision	168	360	17	(27)	162	77	53	810
Charge-offs	(3)	(44)	—	—	—	(488)	(7)	(542)
Recoveries	1	—	1	—	—	130	6	138
Ending balance	$1,195	$3,188	$180	$62	$638	$4,628	$192	$10,083

	Nine Months Ended September 30, 2020
	One-to-four Family Residential	Commercial Real Estate	Home Equity and Lines of Credit	Residential Construction	Other Construction and Land	Commercial	Consumer	Total
	(Dollars in thousands)

Beginning balance	$1,097	$3,121	$188	$84	$584	$5,024	$189	$10,287
Provision	121	712	44	269	240	1,174	(23)	2,537
Charge-offs	—	—	—	—	—	(1,623)	(3)	(1,626)
Recoveries	3	—	—	—	—	787	—	790
Ending balance	$1,221	$3,833	$232	$353	$824	$5,362	$163	$11,988

	Nine Months Ended September 30, 2019
	One-to-four Family Residential	Commercial Real Estate	Home Equity and Lines of Credit	Residential Construction	Other Construction and Land	Commercial	Consumer	Total
	(Dollars in thousands)

Beginning balance	$1,173	$2,494	$139	$7	$658	$4,566	$151	$9,188
Provision	22	738	39	55	(21)	1,236	79	2,148
Charge-offs	(3)	(44)	—	—	—	(1,436)	(44)	(1,527)
Recoveries	3	—	2	—	1	262	6	274
Ending balance	$1,195	$3,188	$180	$62	$638	$4,628	$192	$10,083
97

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

The following tables present, by portfolio segment and reserving methodology, the allocation of the allowance for loan losses and the net investment in loans for the periods indicated:

	September 30, 2020
	One-to-four Family Residential	Commercial Real Estate	Home Equity and Lines of Credit	Residential Construction	Other Construction and Land	Commercial	Consumer	Total
	(Dollars in thousands)
Allowance for loan losses
Individually evaluated for impairment	$—	$—	$—	$—	$—	$16	$16	$32
Collectively evaluated for impairment	1,221	3,833	232	353	824	5,346	147	11,956
	$1,221	$3,833	$232	$353	$824	$5,362	$163	$11,988

Loans Receivable
Individually evaluated for impairment	$284	$2,297	$—	$—	$256	$306	$88	$3,231
Collectively evaluated for impairment	107,900	343,019	17,715	27,947	68,442	235,150	36,157	836,330
	$108,184	$345,316	$17,715	$27,947	$68,698	$235,456	$36,245	$839,561

	December 31, 2019
	One-to-four Family Residential	Commercial Real Estate	Home Equity and Lines of Credit	Residential Construction	Other Construction and Land	Commercial	Consumer	Total
	(Dollars in thousands)
Allowance for loan losses
Individually evaluated for impairment	$3	$180	$—	$3	$—	$38	$15	$239
Collectively evaluated for impairment	1,095	2,942	188	81	584	4,986	172	10,048
	$1,098	$3,122	$188	$84	$584	$5,024	$187	$10,287

Loans Receivable
Individually evaluated for impairment	295	4,939	—	297	332	2,105	33	8,001
Collectively evaluated for impairment	100,542	301,348	17,844	8,034	54,971	224,257	41,392	748,388
	$100,837	$306,287	$17,844	$8,331	$55,303	$226,362	$41,425	$756,389

Portfolio Quality Indicators

The Company’s loan portfolio grading analysis estimates the capability of the borrower to repay the contractual obligations of the loan agreements as scheduled. The Company’s internal credit risk grading system is based on experiences with similarly graded loans, industry best practices, and regulatory guidance. Credit risk grades are refreshed each quarter, at which time management analyzes the resulting information, as well as other external statistics and factors, to track loan performance.

The Company’s internally assigned grades pursuant to the Board-approved lending policy are as follows:

•	Pass (1-5) – Acceptable loans with any identifiable weaknesses appropriately mitigated.
•	Special Mention (6) – Potential weakness or identifiable weakness present without appropriate mitigating factors; however, loan continues to perform satisfactorily with no material delinquency noted. This may include some deterioration in repayment capacity and/or loan-to-value of securing collateral.
•	Substandard (7) – Significant weakness that remains unmitigated, most likely due to diminished repayment capacity, serious delinquency, and/or marginal performance based upon restructured loan terms.
•	Doubtful (8) – Significant weakness that remains unmitigated and collection in full is highly questionable or improbable.
•	Loss (9) – Collectability is unlikely resulting in immediate charge-off.
98

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Description of Segment and Class Risks

Each of our portfolio segments and the classes within those segments are subject to risks that could have an adverse impact on the credit quality of our loan portfolio. Management has identified the most significant risks as described below which are generally similar among our segments and classes. While the list is not exhaustive, it provides a description of the risks that management has determined are the most significant.

One-to-four family residential

We centrally underwrite each of our one-to-four family residential loans using credit scoring and analytical tools consistent with the Board-approved lending policy and internal procedures based upon industry best practices and regulatory directives. We also evaluate the value and marketability of the collateral. Common risks to each class of non-commercial loans, including one-to-four family residential, include risks that are not specific to individual transactions such as general economic conditions within our markets, particularly unemployment and potential declines in real estate values. Personal events such as death, disability or change in marital status also add risk to non-commercial loans.

Commercial real estate

Commercial mortgage loans are primarily dependent on the ability of our customers to achieve business results consistent with those projected at loan origination resulting in cash flow sufficient to service the debt. To the extent that a customer’s business results are significantly unfavorable versus the original projections, the ability for our loan to be serviced on a basis consistent with the contractual terms may be at risk. While these loans are secured by real property and possibly other business assets such as inventory or accounts receivable, it is possible that the liquidation of the collateral will not fully satisfy the obligation. Other commercial real estate loans consist primarily of loans secured by multifamily housing. The primary risk associated with multifamily loans is the ability of the income-producing property that collateralizes the loan to produce adequate cash flow to service the debt. High unemployment or generally weak economic conditions may result in our customer having to provide rental rate concessions to achieve adequate occupancy rates.

Home equity and lines of credit

Home equity loans are often secured by first or second liens on residential real estate, thereby making such loans particularly susceptible to declining collateral values. A substantial decline in collateral value could render our second lien position to be effectively unsecured. Additional risks include lien perfection inaccuracies and disputes with first lienholders that may further weaken our collateral position. Further, the open-end structure of these loans creates the risk that customers may draw on the lines of credit in excess of the collateral value if there have been significant declines since origination.

Residential construction and other construction and land

Residential mortgage construction loans are typically secured by undeveloped or partially developed land with funds to be disbursed as home construction is completed contingent upon receipt and satisfactory review of invoices and inspections. Declines in real estate values can result in residential construction loan borrowers having debt levels in excess of the collateral’s current market value. Non-commercial construction and land development loans can experience delays in completion and/or cost overruns that exceed the borrower’s financial ability to complete the project. Cost overruns can result in foreclosure of partially completed collateral with unrealized value and diminished marketability. Commercial construction and land development loans are dependent on the supply and demand for commercial real estate in the markets we serve as well as the demand for newly constructed residential homes and building lots. Deterioration in demand could result in significant decreases in the underlying collateral values and make repayment of the outstanding loans more difficult for our customers.

99

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Commercial

We centrally underwrite each of our commercial loans, which include agricultural loans and specialty floor-plan lending, based primarily upon the customer’s ability to generate the required cash flow to service the debt in accordance with the contractual terms and conditions of the loan agreement. We strive to gain a complete understanding of our borrower’s businesses, including the experience and background of the principals of such businesses. To the extent that the loan is secured by collateral, which is a predominant feature of the majority of our commercial loans, or other assets including accounts receivable and inventory, we gain an understanding of the likely value of the collateral and what level of strength it brings to the loan transaction. To the extent that the principals or other parties are obligated under the note or guaranty agreements, we analyze the relative financial strength and liquidity of each guarantor. Common risks to each class of commercial loans include risks that are not specific to individual transactions such as general economic conditions within our markets, as well as risks that are specific to each transaction including volatility or seasonality of cash flows, changing demand for products and services, personal events such as death, disability or change in marital status, and reductions in the value of our collateral. Common risks to specialty floor-plan lending include adverse conditions in the automobile market and risks associated with declining values. The performance of agricultural loans is highly dependent on favorable weather, reasonable costs for seed and fertilizer, and the ability to successfully market the product at a profitable margin. The demand for these products is also dependent on macroeconomic conditions that are beyond the control of the borrower.

Consumer

The consumer loan portfolio includes loans secured by personal property such as automobiles, marketable securities, other titled recreational vehicles including boats and motorcycles, as well as unsecured consumer debt. The value of underlying collateral within this class is especially volatile due to potential rapid depreciation in values since the date of loan origination in excess of principal repayment.

The following tables present the recorded investment in gross loans by loan grade as of the dates indicated:

September 30, 2020

Loan Grade	One-to-Four Family Residential	Commercial Real Estate	Home Equity and Lines of Credit	Residential Construction	Other Construction and Land	Commercial	Consumer	Total
	(Dollars in thousands)

1	$—	$—	$—	$—	$—	$440	$181	$621
2	—	275		—	—	1,647	37	1,959
3	10,852	46,996	808	225	18,682	24,249	329	102,141
4	87,375	262,551	15,137	22,597	44,613	127,571	5,983	565,827
5	7,944	25,980	1,610	5,125	5,112	79,429	29,542	154,742
6	813	6,247	9	—	—	1,243	58	8,370
7	1,200	3,267	151	—	291	877	115	5,901
Total	$108,184	$345,316	$17,715	$27,947	$68,698	$235,456	$36,245	$839,561

December 31, 2019

Loan Grade	One-to-Four Family Residential	Commercial Real Estate	Home Equity and Lines of Credit	Residential Construction	Other Construction and Land	Commercial	Consumer	Total
	(Dollars in thousands)

1	$—	$—	$—	$—	$—	$520	$138	$658
2	—	291	—	—	—	3,365	19	3,675
3	2,663	16,465	337	—	5,159	3,571	22	28,217
4	24,536	151,138	3,682	150	21,794	46,729	2,389	250,418
5	71,645	130,820	13,675	7,885	27,617	169,577	38,754	459,973
6	1,126	1,701	—	—	24	265	37	3,153
7	867	5,872	150	296	709	2,335	66	10,295
Total	$100,837	$306,287	$17,844	$8,331	$55,303	$226,362	$41,425	$756,389
100

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Delinquency Analysis of Loans by Class

The following tables show an aging analysis of the recorded investment of loans by class and includes loans on nonaccrual status as well as accruing TDRs.

	September 30, 2020
	30-59 Days Past Due	60-89 Days Past Due	90 Days and Over Past Due	Total Past Due	Current	Total Loans Receivable
	(Dollars in thousands)

One-to-four family residential	$5	$—	$15	$20	$108,164	$108,184
Commercial real estate	—	—	—	—	345,316	345,316
Home equity and lines of credit	—	—	—	—	17,715	17,715
Residential construction	—	—	—	—	27,947	27,947
Other construction and land	—	18	—	18	68,680	68,698
Commercial	320	—	14	334	235,122	235,456
Consumer	1,147	1,072	1,757	3,976	32,269	36,245
Total	$1,472	$1,090	$1,786	$4,348	$835,213	$839,561

	December 31, 2019
	30-59 Days Past Due	60-89 Days Past Due	90 Days and Over Past Due	Total Past Due	Current	Total Loans Receivable
	(Dollars in thousands)

One-to-four family residential	$107	$15	$—	$122	$100,715	$100,837
Commercial real estate	570	—	—	570	305,717	306,287
Home equity and lines of credit	—	—	—	—	17,844	17,844
Residential construction	—	—	296	296	8,035	8,331
Other construction and land	—	172	—	172	55,131	55,303
Commercial	242	—	2	244	226,118	226,362
Consumer	1,999	642	3,122	5,763	35,662	41,425
Total	$2,918	$829	$3,420	$7,167	$749,222	$756,389
101

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Impaired Loans

The following table presents recorded investments in loans considered to be impaired and related information on those impaired loans as of September 30, 2020 and December 31, 2019.

	September 30, 2020			December 31, 2019
	Recorded Balance	Unpaid Principal Balance	Specific Allowance	Recorded Balance	Unpaid Principal Balance	Specific Allowance
	(Dollars in thousands)
Loans without a valuation allowance
One-to-four family residential	$284	$354	$—	$—	$—	$—
Commercial real estate	2,297	2,324	—	570	579	—
Other construction and land	256	280	—	332	336	—
Commercial	195	245	—	731	731	—
Consumer	72	73	—	—	—	—
	3,104	3,276	—	1,633	1,646	—

Loans with a valuation allowance
One-to-four family residential	—	—	—	295	295	3
Commercial real estate	—	—	—	4,369	4,369	180
Residential construction	—	—	—	297	297	3
Commercial	111	111	16	1,374	1,374	38
Consumer	16	16	16	33	33	15
	127	127	32	6,368	6,368	239

Total
One-to-four family residential	284	354	—	295	295	3
Commercial real estate	2,297	2,324	—	4,939	4,948	180
Residential construction	—	—	—	297	297	3
Other construction and land	256	280	—	332	336	—
Commercial	306	356	16	2,105	2,105	38
Consumer	88	89	16	33	33	15
	$3,231	$3,403	$32	$8,001	$8,014	$239
102

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

The following table presents average impaired loans and interest income recognized on those impaired loans, by class segment, for the periods indicated:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2020		2019		2020		2019
	Average Investment in Impaired Loans	Interest Income Recognized	Average Investment in Impaired Loans	Interest Income Recognized	Average Investment in Impaired Loans	Interest Income Recognized	Average Investment in Impaired Loans	Interest Income Recognized
	(Dollars in thousands)				(Dollars in thousands)
Loans without a valuation allowance
One-to-four family residential	$356	$5	$—	$—	$359	$15	$—	$—
Commercial real estate	2,403	31	623	8	2,429	94	627	24
Other construction and land	281	3	298	4	283	10	299	13
Commercial	266	2	827	2	392	7	918	5
Consumer	77	1	—	—	83	3	—	—
	$3,383	$42	$1,748	$14	$3,546	$129	$1,844	$42

Loans with a valuation allowance
Commercial real estate	$—	$—	$399	$5	$—	$—	$404	$14
Other construction and land	—	—	161	2	—	—	162	6
Commercial	260	—	16	—	311	—	17	1
Consumer	16	—	—	—	16	1	—	—
	$276	$—	$576	$7	$327	$1	$583	$21

Total
One-to-four family residential	$356	$5	$—	$—	$359	$15	$—	$—
Commercial real estate	2,403	31	1,022	13	2,429	94	1,031	38
Other construction and land	281	3	459	6	283	10	461	19
Commercial	526	2	843	2	703	7	935	6
Consumer	93	1	—	—	99	4	—	—
	$3,659	$42	$2,324	$21	$3,873	$130	$2,427	$63
103

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Nonperforming Loans

The following table summarizes the balances of nonperforming loans as of September 30, 2020 and December 31, 2019. Certain loans classified as TDRs and impaired loans may be on non-accrual status even though they are not contractually delinquent.

	September 30, 2020	December 31, 2019
	(Dollars in thousands)

One-to-four family residential	$41	$29
Commercial real estate	105	573
Home equity loans and lines of credit	—	—
Residential construction	—	296
Other construction and land	130	313
Commercial	304	667
Consumer	16	18
Non-performing loans	$596	$1,896

TDRs

The following tables summarize TDR loans as of the dates indicated:

	September 30, 2020
	Performing	Nonperforming	Total
	TDRs	TDRs	TDRs
	(Dollars in thousands)

One-to-four family residential	$243	$41	$284
Commercial real estate	987	—	987
Other construction and land	126	130	256
Commercial	—	137	137
Consumer	76	12	88

	$1,432	$320	$1,752

	December 31, 2019
	Performing	Nonperforming	Total
	TDRs	TDRs	TDRs
	(Dollars in thousands)

One-to-four family residential	$266	$30	$296
Commercial real estate	1,160	531	1,691
Consumer	15	18	33
Other construction and land	18	140	158
Commercial	—	146	146

	$1,459	$865	$2,324
104

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Loan modifications that were deemed TDRs at the time of the modification during the periods presented are summarized in the table below:

(Dollars in thousands)	Modification Type	Number of TDR Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment
Nine months ended September 30, 2020
	Extended payment terms	3	$173	$61

Year ended December 31, 2019
	Extended payment terms	9	$2,251	$2,191
	Interest rate concessions	2	161	161
	Total	11	$2,412	$2,352

There were no TDRs that defaulted during the nine months ending September 30, 2020 or 2019 and which were modified as TDRs within the previous 12 months.

As of September 30, 2020, we had granted short-term deferrals related to the COVID-19 crisis for $93.0 million of loans that, pursuant to the CARES Act or interagency guidance, were not considered new TDRs. These short-term deferrals generally represent payment deferrals for up to 90 days. The loans continue to accrue interest and are not reported as past due during the deferral period. The table below presents short-term deferrals related to the COVID-19 crisis that were not considered new TDRs as of September 30, 2020. As of September 30, 2020, approximately 99.9% had resumed payments.

Dollars in thousands	COVID-19 Deferrals	% of Total Loans

One-to-four family residential	$6,378	0.76%
Commercial real estate	65,766	7.83%
Home equity and lines of credit	36	0.00%
Residential construction	1,771	0.21%
Other construction and land	2,142	0.26%
Commercial	16,680	1.99%
Consumer	266	0.03%
Total COVID-19 deferrals	$93,039	11.08%

NOTE 5. DEPOSITS

The following table summarizes deposit balances and interest expense by type of deposit as of and for the nine months ended September 30, 2020 and 2019 and the year ended December 31, 2019.

	As of and for the				As of and for the Year Ended
	Nine Months Ended September 30,				December 31,
	2020		2019		2019
(Dollars in thousands)	Balance	Interest Expense	Balance	Interest Expense	Balance	Interest Expense
Noninterest-bearing demand	$189,776	$—	$124,973	$—	$138,276	$—
Interest-bearing demand	49,147	44	8,210	19	19,889	26
Money Market	322,203	1,442	268,397	2,738	270,451	3,565
Savings	18,904	26	6,100	8	6,755	10
Time Deposits	305,206	4,713	382,687	6,060	377,130	8,246
	$885,236	$6,225	$790,367	$8,825	$812,501	$11,847
105

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

NOTE 6. BORROWINGS

The scheduled maturities and respective weighted average rates of outstanding FHLB advances are as follows for the dates indicated:

	September 30, 2020
Year of Maturity	Balance	Weighted Average Rate
(Dollars in thousands)
2020	5,000	0.51%
2023	10,000	0.64%
2025	2,000	1.77%
2030	4,000	1.00%
	$21,000	0.78%

There were no FHLB advances as of December 31, 2019.

NOTE 7. SUBORDINATED DEBENTURES

In 2006, The Company issued $8.2 million of junior subordinated notes to its wholly owned subsidiary, GrandSouth Capital Trust I (“Trust”), to fully and unconditionally guarantee the trust preferred securities issued by the Trust. These notes qualify as Tier 1 capital for the Company. The notes which mature on May 10, 2036 accrue interest at 1.85% above the 3-month LIBOR and adjust quarterly. The interest rate was 2.07% and 3.76% at September 30, 2020 and December 31, 2019, respectively.

The notes are mandatorily redeemable upon maturity, or upon earlier redemption as provided in the indentures. The Company also may, at its option, defer the payment of interest on the notes for a period up to 20 consecutive quarters, provided that interest will also accrue on the deferred payments of interest. In the event that such interest payments are deferred by the Company, the Trust may defer distributions on the capital and common securities. In such an event, the Company would be restricted in its ability to pay dividends on its common stock and perform under obligations that are not senior to the notes. As of September 30, 2020, the Company was current on all interest payments due.

On November 20, 2018, the Company issued $10.0 million of subordinated debentures to certain institutional buyers and accredited investors to enhance the capital structure of the Bank. The debentures, which qualify for Tier 2 capital, mature on November 30, 2028 and bear a fixed interest rate of 6.50% until November 30, 2023, at which time the interest rate will become variable, adjustable quarterly to a benchmark rate (which is expected to be the 3-month Secured Overnight Financing Rate plus 343 basis points). The Company may, at its option, at any time on an interest payment date on or after November 30, 2023, redeem the notes, in whole or in part, at par plus accrued interest to the date of redemption.

The Company incurred $0.2 million of debt issuance costs related to the issuance of this debt. As of September 30, 2020, and December 31, 2019, the unamortized portion of the debt issuance costs was $0.1 million and $0.2 million, respectively, and is reported as a direct reduction of the subordinated debt on the balance sheet.

NOTE 8. COMMITMENTS AND CONTINGENCIES

In the normal course of business, we make various commitments and incur certain contingent liabilities, which are not reflected in the accompanying financial statements. The commitments and contingent liabilities include guarantees, commitments to extend credit, and standby letters of credit. At September 30, 2020, commitments to extend credit and standby letters of credit totaled $251.5 million. We do not anticipate any material losses as a result of these transactions.

In the normal course of business, the Company is periodically involved in litigation and other matters. In the opinion of the Company’s management, none of the litigation and other matters are expected to have a material adverse effect on the Company’s business, results of operations or financial condition.

NOTE 9. EARNINGS PER SHARE

The Company uses the two-class method in its computation of earnings per share. Pursuant to the terms of the Company’s Articles of Incorporation, as amended, the preferred shareholders are entitled to receive dividends in a per share amount equal to 105% of that declared on the shares of common stock. Under the two-class method, the Company’s net income available to common shareholders is allocated between the common and the participating preferred shares on a fully-distributed basis. Basic income per common share is determined by dividing net income allocated to the common shares by the weighted average number of common shares outstanding during the period.

106

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Diluted income per share is calculated by dividing net income allocated to the common shares by the weighted average number of common shares during the period increased by dilutive stock options.

The following is a reconciliation of the numerator and denominator of basic and diluted net income per share of common stock as of the dates indicated:

	Nine Months Ended
	September 30,
(Dollars in thousand, except per share data)	2020	2019
Numerator:
Net income	$5,435	$5,937
Less: Preferred stock dividends	(73)	—
Net income applicable to common equity	5,362	5,937
Less: Dividends and undistributed earnings allocated to participating securities	(225)	(339)
Net income applicable to common shareholders	$5,137	$5,598

Denominator:
Basic - Total weighted-average basic shares outstandings	5,210,066	4,988,511
Add: Stock options	70,157	68,581
Diluted - Total weighted-average diluted shares outstanding	5,280,223	5,057,092

Basic income per share	$0.99	$1.12
Diluted income per share	$0.97	$1.11

	Three Months Ended
	September 30,
	2020	2019
Numerator:
Net income	$1,888	$1,817
Less: Preferred stock dividends	(24)	—
Net income applicable to common equity	1,864	1,817
Less: Dividends and undistributed earnings allocated to participating securities	(79)	(100)
Net income applicable to common stockholders	$1,785	$1,717

Denominator:
Basic - Total weighted-average basic shares outstandings	5,213,607	5,186,668
Add: Stock options	54,800	67,068
Diluted - Total weighted-average diluted shares outstanding	5,268,407	5,253,736

Basic income per share	$0.34	$0.33
Diluted income per share	$0.34	$0.33

The average market price used in calculating the assumed number of dilutive shares issued related to stock options for the nine months ended September 30, 2020 and 2019 was $15.67 and $16.06, respectively. The average market price used in calculating the assumed number of dilutive shares issued related to stock options for the three months ended September 30, 2020 and 2019 was $14.26 and $16.11, respectively. The average stock price was less than the exercise price for 559,000 options in both the three and nine months ended September 30, 2020 and 502,000 in both the three and nine months ended September 30, 2019. As a result, these stock options are not deemed dilutive in calculating diluted earnings per share for the respective periods in the table above.

107

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

NOTE 10. ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table summarizes the components of accumulated other comprehensive income and changes in those components as of and for the three and nine months ended September 30, 2020 and 2019.

	Three Months Ended September 30, 2020
	(Dollars in thousands)
	Available for Sale Securities	Total

Balance, beginning of period	$1,385	$1,385

Change in net unrealized holding gains on securities available for sale	549	549
Income tax effect	(128)	(128)

Balance, end of period	$1,806	$1,806

	Three Months Ended September 30, 2019
	(Dollars in thousands)
Balance, beginning of period	$279	$279

Change in net unrealized holding gains on securities available for sale	199	199
Income tax effect	(46)	(46)

Balance, end of period	$432	$432
108

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

	Nine Months Ended September 30, 2020
	Available for Sale Securities	Total
(Dollars in thousands)
Balance, beginning of period	$184	$184

Change in net unrealized holding gains on securities available for sale	2,506	2,506
Reclassification adjustment for net securities gains realized in net income	(392)	(392)
Income tax effect	(492)	(492)

Balance, end of period	$1,806	$1,806

	Nine Months Ended September 30, 2019
(Dollars in thousands)
Balance, beginning of period	$(448)	$(448)

Change in net unrealized holding losses on securities available for sale	1,153	1,153
Reclassification adjustment for net securities gains realized in net income	(13)	(13)
Income tax effect	(260)	(260)

Balance, end of period	$432	$432

The following table shows the line items in the Consolidated Statements of Income affected by amounts reclassified from accumulated other comprehensive income as of the dates indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
(Dollars in thousands)	2020	2019	2020	2019	Income Statement Line Item Affected
Available-for-sale securities
Gains recognized	$—	$—	$392	$13	Gain on sale of investment securities available for sale, net
Income tax effect	—	—	(88)	(3)	Income tax expense
Total reclassified out of AOCI, net of tax	$—	$—	$304	$10	Net income

NOTE 11. REPORTABLE SEGMENTS

The Bank conducts traditional banking operations (the “Core Bank”) and offers specialty automotive lending (“Carbucks”). The Core Bank and Carbucks are our primary reportable segments for management financial reporting. This business segment structure along primary lending products is consistent with the way management internally reviews financial information and allocates resources. Results for prior periods have been restated for comparability.

The Core Bank segment consists of commercial and consumer lending and full-service branches in its geographic region with its own management team. The branches provide a full range of traditional banking products as well as treasury services and merchant services. The Carbucks segment consists of specialty floor-plan inventory financing for small automobile dealers. The “Other” column includes the investment securities portfolio, parent company activities, bank-owned life insurance, net intercompany eliminations, and certain other activities not currently allocated to the aforementioned segments.

109

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

The results for these segments are based on the Company’s management reporting process, which assigns balance sheet and income statement items to each segment. Unlike financial reporting, there is no authoritative guidance for management reporting equivalent to generally accepted accounting principles. The Company uses an internal funding methodology to assign funding costs to assets and earning credits to liabilities with an offset in “Other.” The management reporting process measures the performance of the defined segments based on the Company’s management structure and is not necessarily comparable with similar information for other financial services companies or representative of results that would be achieved if the segments operated as stand-alone entities. If the management structure and/or allocation process change, then allocations, transfers and assignments may change. Segment information is shown in the table below.

	As of and for the three months ended September 30, 2020
Dollars in thousands	Core Bank	Carbucks	Other	Total

Interest income	$8,202	$3,575	$1	$11,778
Interest expense	1,286	265	217	1,768
Net interest income	6,916	3,310	(216)	10,010

Provision for loan losses	125	673	—	798

Noninterest income	529	31	1	561
Noninterest expenses	4,753	2,240	225	7,218

Net income (loss) before taxes	2,567	428	(440)	2,555
Income tax expense(benefit)	586	123	(42)	667

Net income (loss)	$1,981	$305	$(398)	$1,888

	As of and for the nine months ended September 30, 2020
Dollars in thousands	Core Bank	Carbucks	Other	Total

Interest income	$24,816	$12,298	$6	$37,120
Interest expense	5,029	1,322	703	7,054
Net interest income	19,787	10,976	(697)	30,066

Provision for loan losses	1,727	810	—	2,537

Noninterest income	1,622	95	243	1,960
Noninterest expense	14,781	7,178	291	22,250

Net income (loss) before taxes	4,901	3,083	(745)	7,239
Income tax expense	1,187	769	(152)	1,804

Net income (loss)	$3,714	$2,314	$(593)	$5,435

Total assets	$941,207	$69,730	$836	$1,011,773
110

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Core Bank - The bank’s primary business is to provide traditional deposit and lending products and services to commercial and retail banking clients.

Carbucks – The banking division that provides specialty floor-plan lending to small automobile dealers in more than 20 states.

NOTE 12. FAIR VALUE DISCLOSURES

Overview

Fair value measurements are determined based on the assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 (“ASC 820”), Fair Value Measurements and Disclosures establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs classified within Level 3 of the hierarchy).

Fair Value Hierarchy

Level 1

Valuation is based on inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2

Valuation is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as interest rates, yield curves observable at commonly quoted intervals, and other market-corroborated inputs.

Level 3

Valuation is generated from techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

111

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon models that primarily use, as inputs, observable market-based parameters. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The Company evaluates fair value measurement inputs on an ongoing basis in order to determine if there is a change of sufficient significance to warrant a transfer between levels. Transfers between levels of the fair value hierarchy are recognized on the actual date of the event or circumstances that caused the transfer, which generally coincides with the Company’s valuation process.

Financial Assets and Financial Liabilities Measured on a Recurring Basis

The Company uses the following methods and assumptions in estimating the fair value of its financial assets and financial liabilities on a recurring basis:

Investment Securities Available-for-Sale

We obtain fair values for debt securities from a third-party pricing service, which utilizes several sources for valuing fixed-income securities. The market evaluation sources for debt securities include observable inputs rather than significant unobservable inputs and are classified as Level 2. The service provider utilizes pricing models that vary by asset class and include available trade, bid and other market information. Generally, the methodologies include broker quotes, proprietary models, vast descriptive terms and conditions databases, as well as extensive quality control programs.

Also included in securities are corporate bonds which are valued using significant unobservable inputs and are classified as Level 2 or Level 3 based on market information available during the period.

The following tables present financial assets measured at fair value on a recurring basis at the dates indicated, segregated by the level of valuation inputs within the fair value hierarchy utilized to measure fair value:

	September 30, 2020
	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
Assets:
State and municipal obligations	$—	$17,544	$—	$17,544
Mortgage-backed securities - agency	—	26,797	—	26,797
Collateralized mortgage obligations - agency	—	49,716	—	49,716
Asset-backed securities	—	6,324	—	6,324
Corporate bonds	—	—	2,500	2,500
Total recurring assets at fair value	$—	$100,381	$2,500	$102,881

	December 31, 2019
	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
Assets:
U.S. government agencies	$—	$3,972	$—	$3,972
State and municipal obligations	—	6,507		6,507
Mortgage-backed securities - agency	—	32,437	—	32,437
Collateralized mortgage obligations - agency	—	23,654	—	23,654
Asset-backed securities	—	6,815	—	6,815
Corporate bonds	—	—	500	500
Total recurring assets at fair value	$—	$73,385	$500	$73,885
112

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

There were no financial liabilities measured at fair value on a recurring basis as of September 30, 2020, or December 31, 2019.

The following table presents the changes in assets and liabilities measured at fair value on a recurring basis for which we have utilized Level 3 inputs to determine fair value:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
	(Dollars in thousands)		(Dollars in thousands)
Balance at beginning of period	$500	$—	$500	$—

AFS securities Additions	2,000	500	2,000	500

Balance at end of period	$2,500	$500	$2,500	$500

Financial Assets Measured on a Nonrecurring Basis

The Company uses the following methods and assumptions in estimating the fair value of its financial assets on a nonrecurring basis:

Impaired Loans

Impaired loans are carried at the lower of recorded investment or fair value. The fair value of collateral dependent impaired loans is estimated using the value of the collateral less selling costs if repayment is expected from liquidation of the collateral. Appraisals may be discounted based on our historical knowledge, changes in market conditions from the time of appraisal or our knowledge of the borrower and the borrower’s business. Impaired loans carried at fair value are classified as Level 3. Impaired loans measured using the present value of expected future cash flows are not deemed to be measured at fair value.

REO

REO obtained in partial or total satisfaction of a loan is recorded at the lower of recorded investment in the loan or fair value less cost to sell. Subsequent to foreclosure, these assets are carried at the lower of the amount recorded at acquisition date or fair value less cost to sell. Accordingly, it may be necessary to record nonrecurring fair value adjustments. Fair value, when recorded, is generally based upon appraisals by approved, independent, state certified appraisers. Like impaired loans, appraisals may be discounted based on our historical knowledge, changes in market conditions from the time of appraisal or other information available to us. REO carried at fair value is classified as Level 3.

The following table presents nonfinancial assets measured at fair value on a nonrecurring basis at the dates indicated, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

113

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

	September 30, 2020
	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
Collateral dependent impaired loans:
One-to four family residential	$—	$—	$284	$284
Commercial real estate	—	—	2,297	2,297
Other construction and land	—	—	256	256
Commercial	—	—	195	195
Consumer	—	—	72	72

Real estate owned:
Commercial real estate	—	—	513	513
Other construction and land	—	—	1,613	1,613

Total assets	$—	$—	$5,230	$5,230

	December 31, 2019
	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
Collateral dependent impaired loans:
Commercial real estate	$—	$—	$570	$570
Other construction and land	—	—	332	332
Commercial	—	—	731	731

Real estate owned:
Other construction and land	—	—	1,855	1,855

Total assets	$—	$—	$3,488	$3,488

There were no liabilities measured at fair value on a nonrecurring basis as of September 30, 2020, or December 31, 2019.

Impaired loans totaling $0.1 million at September 30, 2020 and $6.4 million at December 31, 2019 were measured using the present value of expected future cash flows. These impaired loans were not deemed to be measured at fair value on a nonrecurring basis.

The following table provides information describing the unobservable inputs used in Level 3 fair value measurements at September 30, 2020.

	Valuation Technique	Unobservable Input	General Range

Impaired loans	Discounted Appraisals	Collateral discounts	0% - 30%
Real estate owned	Discounted Appraisals	Collateral discounts and estimated selling cost	0% - 30%
Corporate bonds	Discounted Cash Flows	Recent similar executed financing transactions	0% - 3%

Fair Value of Financial Assets and Financial Liabilities

The following table includes the estimated fair value of the Company’s financial assets and financial liabilities at the dates indicated:

114

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

		Fair Value Measurements at September 30, 2020
	Carrying
(Dollars in thousands)	Amount	Total	Level 1	Level 2	Level 3
Assets:
Cash and equivalents	$34,508	$34,508	$34,508	$—	$—
Securities available for sale	102,881	102,881	—	100,381	2,500
Loans receivable, net	839,561	833,669	—	—	833,669
Other investments, at cost	6,714	6,714	—	6,714	—
Accrued interest receivable	5,383	5,383	—	5,383	—
BOLI	14,760	14,760	—	14,760	—

Liabilities:
Demand deposits, money market and savings	$580,030	$580,030	$—	$580,030	$—
Time deposits	305,206	306,190	—	—	306,190
Federal Home Loan Bank advances	21,000	21,332	—	21,332	—
Junior subordinated debentures	18,118	14,811	—	14,811	—
Accrued interest payable	448	448	—	448	—

		Fair Value Measurements at December 31, 2019
	Carrying
(Dollars in thousands)	Amount	Total	Level 1	Level 2	Level 3
Assets:
Cash and equivalents	$42,779	$42,779	$42,779	$—	$—
Securities available for sale	73,885	73,885	—	73,385	500
Loans receivable, net	756,389	756,047	—	—	756,047
Other investments, at cost	9,196	9,196	—	9,196	—
Accrued interest receivable	5,743	5,743	—	5,743	—
BOLI	14,447	14,447	—	14,447	—

Liabilities:
Demand deposits, money market and savings	$435,371	$353,371	$—	$353,371	$—
Time deposits	377,130	379,238	—	—	379,238
Junior subordinated debentures	18,088	17,997	—	17,997	—
Accrued interest payable	506	506	—	506	—

NOTE 13. Leases

Effective January 1, 2019, the Company adopted ASU 2016-02, “Leases (Topic 842)”. We lease certain office facilities and office equipment under operating leases. The lease agreements have maturity dates ranging from May 2021 to March 2023, one of which includes options for three remaining five-year extensions. The weighted average remaining life of the lease term for these leases was 7.13 years as of September 30, 2020.

The discount rate used in determining the lease liability for each individual lease was the FHLB fixed advance rate which corresponded with the remaining lease term as of January 1, 2019 for leases that existed at adoption and as of the lease commencement date for leases entered into subsequently. The weighted average discount rate for leases was 2.93% as of September 30, 2020.

The total operating lease costs were $0.1 million and $0.3 million, for both the three months and nine months ended September 30, 2020 and 2019, respectively. The right of use (“ROU”) asset, included in other assets, and lease liabilities, included in other liabilities, were $0.5 million and $0.8 million as of September 30, 2020 and December 31, 2019. The ROU asset and lease liability are recognized at lease commencement by calculating the present value of lease payments over the lease term.

115

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Maturities of lease liabilities as of September 30, 2020 were as follows:

(Dollars in thousands)	Operating Leases
2020	$88
2021	224
2022	44
2023	14
2024	14
Thereafter	184
Total undiscounted lease payments	568
Discount effect of cash flows	(61)
Total lease liability	$507

NOTE 14. Subsequent Events

On October 21, 2020, the Company’s board of directors approved regular cash dividends of $0.08 per common share and $0.084 per Series A preferred share payable on November 20, 2020 to shareholders of record on November 4, 2020.

On November 13, 2020, the Company issued $18.0 million of fixed-to-floating subordinated debt. The subordinated debt bears a fixed rate of 4.375% through November 15, 2025, after which it will convert to a floating rate, adjusted quarterly, equal to the three-month secured overnight financing rate plus 416 basis points, through the November 13, 2030 maturity date. Payments will be made semi-annually in arrears beginning May 15, 2021 through November 15, 2025 and will adjust to quarterly payments through the maturity date. The subordinated debt is redeemable at the option of the Company on or after the fifth anniversary of the issue date.

On November 13, 2020, the Bank purchased property located at 1063 Morrison Drive, Charleston, South Carolina for $2.4 million to relocate the full-service branch located at 291 East Bay Street, Charleston, South Carolina that is currently leased. Management anticipates opening the branch in the third quarter of 2021.

On November 14, 2020, the Bank opened its eighth full-service branch in Greenville, South Carolina located at 2204 August Street, Greenville, South Carolina.

116

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Report on Consolidated Financial Statements

For the year ended December 31, 2019

117

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

GrandSouth Bancorporation

Greenville, South Carolina

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of GrandSouth Bancorporation and its Subsidiary (the “Company”) as of December 31, 2019, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, and the related notes to the consolidated financial statements (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 1998.

Greenville, South Carolina

March 20, 2020

118

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Consolidated Balance Sheet

As of December 31, 2019

2019
(Dollars in thousands)
Assets
Cash and due from banks	$31,604
Interest bearing transaction accounts with other banks	4,900
Federal funds sold	6,275
Restricted cash	—
Cash, cash equivalents and restricted cash	42,779
Certificates of deposit with other banks	7,751
Securities available-for-sale	73,885
Other investments, at cost	698
Loans, net of allowance for loan losses of $10,287 for 2019	746,102
Premises and equipment, net	14,136
Bank owned life insurance	14,447
Assets acquired in settlement of loans	1,855
Interest receivable	5,743
Deferred income taxes	2,161
Goodwill	737
Other assets	1,351
Total assets	$911,645

Liabilities and Shareholders’ Equity
Deposits
Noninterest bearing	$136,224
Interest bearing	674,225
Total deposits	810,449
Federal Home Loan Bank advances	—
Other borrowings	—
Junior subordinated debentures	18,088
Interest payable	506
Other liabilities	5,952
Total liabilities	834,995

Commitments and Contingencies - Notes 11 and 14

Shareholders’ equity
Preferred stock - Series A - no par value; shares issued and outstanding - 287,895	1,298
Preferred stock - Series T-3 - $1,000 per share liquidation preference; shares issued and outstanding - 0	—
Common stock - no par value; 20,000,000 shares authorized; shares issued and outstanding - 5,201,951	44,327
Retained earnings	30,841
Accumulated other comprehensive income	184
Total shareholders’ equity	76,650
Total liabilities and shareholders’ equity	$911,645

See Notes to Consolidated Financial Statements

119

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Consolidated Statement of Income

For the year ended December 31, 2019

2019
(Dollars in thousands, except per share)
Interest income
Interest and fees on loans	$49,728
Investment securities:
Taxable	1,048
Nontaxable	129
Dividends	54
Other	1,620
Total interest income	52,579
Interest expense
Deposits	11,847
Federal Home Loan Bank advances	102
Junior subordinated debt	1,056
Total interest expense	13,005
Net interest income	39,574
Provision for loan losses	2,768
Net interest income after provision for loan losses	36,806
Noninterest income
Service charges on deposit accounts	911
Gain on sale of securities	13
Net gain on sale of premises and equipment	49
Increase in value of life insurance assets	144
Other	517
Total noninterest income	1,634
Noninterest expenses
Salaries and employee benefits	17,539
Premises and equipment	2,211
Net (gain)/loss on sale and impairment of assets acquired in settlement of loans	(204)
Data processing	1,654
Insurance	487
Printing, postage and supplies	429
Professional fees	2,222
Miscellaneous loan expense	1,745
Other operating	1,731
Total noninterest expenses	27,814
Income before income taxes	10,626
Income tax provision	2,562
Net income	8,064
Deductions for amounts not available to common shareholders:
Dividends declared or accumulated on preferred stock	(24)
Net income available to common shareholders	$8,040
Per common share
Net income, basic	$1.51
Net income, assuming dilution	$1.49

See Notes to Consolidated Financial Statements

120

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Consolidated Statement of Comprehensive Income

For the year ended December 31, 2019

2019
(Dollars in thousands)

Net income	$8,064
Other comprehensive income
Change in unrealized gain (loss) on securities available for sale
Unrealized holding gain (loss) arising during the period	832
Tax (expense) benefit	(190)
Reclassification of realized gain	(13)
Tax expense	3
Other comprehensive income	632
Comprehensive income	$8,696

See Notes to Consolidated Financial Statements

121

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Consolidated Statement of Changes in Shareholders’ Equity

For the year ended December 31, 2019

					Accumulated
	Shares of				other
	common	Common	Preferred	Retained	comprehensive
	stock	stock	stock	earnings	income (loss)	Total
	(Dollars in thousands)
Balance, December 31, 2018	4,553,490	$33,374	$1,298	$16,921	$(448)	$51,145
Net income	—	—	—	8,064	—	8,064
Other comprehensive income	—	—	—	—	632	632
Dividends on preferred stock	—	—	—	(24)	—	(24)
Dividends on common stock	—	—	—	(417)	—	(417)
Issuance of common stock	606,061	9,970	—	—	—	9,970
Exercise of stock options	42,400	365	—	—	—	365
Share-based compensation	—	618	—	—	—	618
Balance, December 31, 2019	5,201,951	$44,327	$1,298	$24,544	$184	$70,353

See Notes to Consolidated Financial Statements

122

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Consolidated Statement of Cash Flows

For the year ended December 31, 2019

2019
(Dollars in thousands)
Operating activities
Net income	$8,064
Adjustments to reconcile net income to net cash provided by operating activities
Provision for loan losses	2,768
Writedowns of assets acquired in settlement of loans	—
Depreciation	927
Securities accretion and premium amortization, net	382
Amortization of subordinated debt issuance costs	41
Gain on sale and call of available-for-sale securities	(13)
Gain on sale or other disposition of premises and equipment	(49)
Net change in operating leases	284
Gain on sale of assets acquired in settlement of loans	(204)
Increase in cash surrender value of bank owned life insurance	(144)
Deferred income tax benefit	(2,348)
Increase in interest receivable	(5,743)
Increase in interest payable	506
(Increase) decrease in other assets	(1,351)
Increase (decrease) in other liabilities	4,877
Share-based compensation expense	618
Net cash provided by operating activities	8,615

Investing activities
Purchases of available-for-sale securities	(58,606)
Purchases of certificates of deposit	(251)
Maturities and calls of available-for-sale securities	21,763
Paydowns of available-for-sale mortgage-backed securities	3,737
Proceeds from sale of certificates of deposit	6,250
Purchase of other investments	(110)
Proceeds from redemptions of other investments	595
Purchase of bank owned life insurance	(8,000)
Redemption of bank owned life insurance	383
Net increase in loans made to customers	(748,870)
Purchases of premises and equipment and construction in progress	(2,196)
Proceeds from sale of premises and equipment	78
Proceeds from sale of assets acquired in settlement of loans	1,913
Net cash used for investing activities	(783,314)

Financing activities
Net increase in deposits	810,449
Proceeds from other borrowings	—
Repayment of other borrowings	—
Proceeds from Federal Home Loan Bank advances	7,000
Repayment of Federal Home Loan Bank advances	(21,000)
Proceeds from issuances of common stock	9,970
Cash dividends paid on preferred stock	(24)
Cash dividends paid on common stock	(417)
Net proceeds from issuance of subordinated debentures	—
Proceeds from capital raise in-process	—
Exercise of stock options	365
Net cash provided by financing activities	806,343

Decrease in cash, cash equivalents, and restricted cash	31,644
Cash, cash equivalents, and restricted cash, beginning	—
Cash, cash equivalents, and restricted cash, ending	$31,644

Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	$12,499
Income taxes	4,582
Noncash investing and financing activities:
Transfer of loans to assets acquired in settlement of loans	—
Right-of-use assets obtained in exchange for lease obligations: Operating leases	1,075
Change in unrealized gain or loss on available for sale securities	832
Charge offs of loans	(2,121)

See Notes to Consolidated Financial Statements

123

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 1. Organization and Significant Accounting Policies

GrandSouth Bancorporation (the “Company”) is a South Carolina corporation organized in 2000 for the purpose of being a holding company for GrandSouth Bank (the “Bank”). On October 2, 2000, pursuant to a Plan of Exchange approved by the shareholders, all of the outstanding shares of no par value common stock of the Bank were exchanged for shares of no par value common stock of the Company. The Company presently engages in no business other than that of owning the Bank, has no employees, and operates as one business segment. The Company is regulated by the Federal Reserve Board. The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany transactions and accounts have been eliminated in consolidation. The GrandSouth Capital Trust 1 (see Note 10) is an unconsolidated subsidiary.

The Bank was incorporated in 1998 and operates as a South Carolina chartered bank providing full banking services to its customers. The Bank is subject to regulation by the South Carolina State Board of Financial Institutions and the Federal Deposit Insurance Corporation (“FDIC”).

Basis of presentation:

The accounting and reporting policies conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The Company uses the accrual basis of accounting.

Estimates:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates.

Concentrations of credit risk:

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in South Carolina. The Company’s loan portfolio is not concentrated in loans to any single borrower or in a relatively small number of borrowers; however, 65% of the loan portfolio is secured by real estate. The market risk associated with declining real estate values exposes the Company to potential losses in the event of borrower default. An additional 11% of the Company’s loan portfolio is collateralized by automobiles; this concentration is somewhat mitigated by low per-borrower exposure and by the geographical diversity of the borrowers. Management is not aware of any other concentrations of loans to classes of borrowers or industries.

124

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 1. Organization and Significant Accounting Policies, Continued

Concentrations of credit risk, continued:

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risks that could arise from potential concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g., principal deferral periods, loans with initial interest-only periods, etc.), and loans with high loan-to-value ratios. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan’s life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e., balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Management has determined that there is no concentration of credit risk associated with its lending policies or practices.

The Company’s investment portfolio consists principally of obligations of the United States of America, government-sponsored entities and general obligation municipal securities. In the opinion of management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

Cash, cash equivalents, and restricted cash:

The Company considers all highly liquid assets such as cash on hand, noninterest-bearing and interest-bearing amounts due from banks and fed funds sold to be cash equivalents.

Investment securities:

The Bank’s investments in debt securities are classified into one of three categories:

1.	Available-for-sale: Securities that are not classified as either held-to-maturity or as trading securities and are reported at fair value, which is determined using quoted market prices. Unrealized gains and losses are reported, net of income taxes, as separate components of shareholders’ equity (accumulated other comprehensive income). Gains or losses on dispositions of securities are based on the difference between the net proceeds and the adjusted carrying amounts of the securities sold using the specific identification method. Premiums and discounts are amortized into interest income by a method that approximates a level yield.
2.	Held-to-maturity: Securities that the Company has the ability and intent to hold until maturity. These securities are stated at cost, adjusted for the amortization of premiums and the accretion of discounts. Premiums and discounts are included in interest income using a method that approximates a level yield. The Company has no held-to-maturity securities.
3.	Trading: Securities that are bought and held principally for the purpose of selling in the near future. Trading securities are reported at fair value, and related unrealized gains and losses are recognized in the income statement. The Company has no trading securities.
125

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 1. Organization and Significant Accounting Policies, Continued

Investment securities, continued:

The Company’s investments in equity securities are recorded at fair value, with changes in fair value reported in non-interest income. Equity securities without a readily determinable fair value are carried at cost, less impairment, if any, plus or minus, changes resulting from observable price changes in orderly transactions for the identical or same investment. The Company had no equity securities at December 31, 2019.

Debt securities are evaluated for other-than-temporary impairment on a quarterly basis or more often if a potential loss-triggering event occurs. Impairment is considered to be other-than-temporary if it is more likely than not that a security will mature or be sold before its amortized cost can be recovered. In determining if there is evidence of credit deterioration, various factors are considered, including the severity of decline in market value below cost, the period of time over which the decline in fair value has existed, and the financial condition and near-term prospects of the issuer, including any specific events that may influence the operations of the issuer.

Investments in debt securities are considered to be other-than-temporarily impaired if it is probable that the issuer will be unable to make contractual payments as required or if management believes that the security’s value will not recover within the estimated recovery period. For debt securities, management also considers the causes of the decline in value including changes in the general level of interest rates, as well as industry and issuer-specific factors, the issuer’s financial condition, its near-term prospects and current ability to make future payments in a timely manner, changes in rating agencies’ ratings at the evaluation date as compared with such ratings at the date of acquisition, and any likely action by such agencies. In addition, for asset-backed securities, the credit performance of the underlying collateral, including delinquency rates, cumulative losses to date, and any remaining credit enhancements is compared with expected credit losses. Other-than-temporary impairments related to credit issues are recognized through earnings.

Other investments:

Other investments include the Bank’s investment in the Federal Home Loan Bank of Atlanta (“FHLB”) in which, as a member institution, the Bank is required to own stock. The stock is generally pledged against any borrowings from the FHLB. No ready market exists for the stock and it has no quoted market value. However, redemption of the stock historically has been at par value.

Loans and interest income on loans:

Loans are stated at the principal balance outstanding, net of charge-offs, increased or reduced by deferred net loan costs or fees. The allowance for loan losses is deducted from total loans in the consolidated balance sheet. Loan origination and commitment fees and certain direct loan origination costs (principally salaries and employee benefits) are deferred and amortized as an adjustment of the related loan’s yield. Generally, these amounts are amortized over the contractual life of the related loans or commitments. Interest income is recognized on an accrual basis over the term of the loan based on the principal amount outstanding.

126

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 1. Organization and Significant Accounting Policies, Continued

Loans and interest income on loans, continued:

Loans are generally placed on nonaccrual status when principal or interest becomes ninety days past due, or when payment in full is not anticipated. When a loan is placed on nonaccrual status, interest accrued but not received is generally reversed against interest income. If collectability is in doubt, cash receipts on nonaccrual loans are not recorded as interest income, but are used to reduce principal. Loans are not returned to accrual status until the borrower demonstrates the ability to pay principal and interest.

Allowance for loan losses:

The provision for loan losses charged to earnings reflects the amount deemed appropriate by management to establish an adequate allowance to meet the present estimated loss characteristics of the current loan portfolio. Management’s estimate is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses, and prevailing and anticipated economic conditions. Principal loan amounts that are determined to be uncollectible are charged against the allowance. The provision for loan losses and recoveries on loans previously charged off are added to the allowance.

The Company accounts for impaired loans at the loan’s fair value if it is probable that the lender will be unable to collect all amounts due in accordance with the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral, less estimated selling costs. Expected cash flows are required to be discounted at the loan’s effective interest rate.

When the ultimate collectability of an impaired loan’s principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the reported principal balance has been reduced to zero, future cash receipts are recoveries of any amounts previously charged off. Further cash receipts are applied to interest income to the extent that any interest has been foregone.

The Company designates loan modifications as troubled debt restructurings (“TDRs”) when, for economic or legal reasons related to the borrower’s financial difficulties, a concession is granted to the borrower that would not otherwise be considered. Once a loan is classified as a TDR, it is also classified as an impaired loan. If a loan demonstrated performance under the previous terms and shows capacity to continue performing under the restructured terms, the loan will remain on accrual status. If the loan does not perform under the modified terms, the loan is placed on nonaccrual status. However, if a loan is materially delinquent on payments prior to the restructuring, but shows capacity to perform under the modified terms, the loan will be placed on nonaccrual status.

A loan currently on nonaccrual status will return to accrual status when there is economic substance to the restructuring, the remaining note is reasonably assured of repayment in accordance with its modified terms, and the borrower has demonstrated sustained repayment performance in accordance with the modified terms for a reasonable period of time (typically six months).

127

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 1. Organization and Significant Accounting Policies, Continued

Premises and equipment:

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to operations while major improvements are capitalized. Upon retirement, sale or other disposition of premises and equipment, the cost and accumulated depreciation are eliminated from the accounts and any gain or loss is included in income from operations.

Bank owned life insurance:

The Company has entered into arrangements that provide for deferred compensation for certain officers. Bank owned life insurance policies provide an informal and indirect method for funding those arrangements. The amount recorded as bank owned life insurance in the consolidated balance sheet represent the cash surrender value of the policies. The deferred compensation liability is included in other liabilities at the present value of the obligation.

Assets acquired in settlement of loans:

Assets acquired in settlement of loans include real estate acquired through foreclosure or deed taken in lieu of foreclosure. These assets are recorded at fair value, less estimated costs to sell, at the date of foreclosure, establishing a new cost basis. Loan losses arising from the acquisition of such property as of that date are charged against the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management, and the assets are carried at the lower of the new cost basis or fair value, less estimated costs to sell. Revenues and expenses from operations and changes in any subsequent valuation allowance are included in other noninterest expense in the Consolidated Statement of Income.

Goodwill:

Goodwill is calculated as the purchase premium after adjusting for the fair value of net assets acquired. Goodwill is not amortized but is reviewed for potential impairment on an annual basis, or when events or circumstances indicate a potential impairment, at the reporting unit level. The impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional step has to be performed. This additional step compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. As of December 31, 2019, it was determined that the Company’s recorded goodwill was not impaired.

128

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 1. Organization and Significant Accounting Policies, Continued

Income taxes:

The Company uses an asset and liability approach for financial accounting and reporting of deferred income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities as measured by the currently enacted tax rates which are assumed will be in effect when these differences reverse. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. Deferred income tax expense or credit is the result of changes in deferred tax assets and liabilities.

Advertising and public relations expense:

The Company generally expenses advertising and promotion costs as they are incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailings are expensed in the period in which the direct mailings are sent. For the year ended December 31, 2019, total advertising and promotion costs were $285,000.

Earnings per common share:

The Company uses the two-class method in its computation of earnings per share. Pursuant to the terms of the Company’s Articles of Incorporation, as amended, the preferred shareholders are entitled to receive dividends in a per share amount equal to 105% of that declared on the shares of common stock. Under the two-class method, the Company’s net income available to common shareholders is allocated between the common and the participating preferred shares on a fully-distributed basis. Basic income per common share is determined by dividing net income allocated to the common shares by the weighted average number of common shares outstanding during the period.

Diluted income per share is calculated by dividing net income allocated to the common shares by the weighted average number of common shares during the period increased by dilutive stock options.

Statement of cash flows:

For purposes of reporting cash flows, cash, cash equivalents, and restricted cash are defined as those amounts included in the balance sheet caption “Cash and cash equivalents”. Cash and cash equivalents have an original maturity of three months or less.

Retirement plan:

The Company has a salary reduction profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code as more fully described in Note 15. The Company does not sponsor any postretirement or postemployment benefits, except with respect to certain supplemental benefits that were provided to certain executive officers by the Board of Directors, as more fully described in Note 15.

129

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 1. Organization and Significant Accounting Policies, Continued

Fair value of financial instruments:

The Company is required to provide disclosures of fair value information for financial instruments, whether or not recognized in the consolidated balance sheet, when it is practicable to estimate the fair value. Financial instruments are defined as cash, evidence of an ownership interest in an entity or contractual obligations, which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company’s common stock and other nonfinancial instruments such as property and equipment and other assets and liabilities. See Note 18 for fair value disclosures.

Risks and uncertainties:

In the normal course of business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities reprice or mature at different times, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company’s loan and investment securities portfolios that results from a borrower’s inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies (regulatory risk). These regulations can and do change significantly from period to period. The Company undergoes periodic examinations conducted by the regulatory agencies which may subject it to further changes with respect to asset valuations, amounts of required loan loss allowance, and operating restrictions resulting from the regulators’ judgments based on information available to them at the time of their examination.

Share-based compensation:

The Company has a share-based employee compensation plan, which is described more fully in Note 16.

Comprehensive income (loss):

Comprehensive income (loss) consists of net income or loss for the current period and other comprehensive income (loss), defined as income, expenses, gains and losses that bypass the consolidated statement of income and are reported directly in a separate component of shareholders’ equity. The Company classifies and reports items of other comprehensive income (loss) according to their nature, reports total comprehensive income or loss in the consolidated statement of comprehensive income and displays the accumulated balance of other comprehensive income or loss separately in the consolidated statement of changes in shareholders’ equity and in the shareholders’ equity section of the consolidated balance sheet. See Note 17 for further discussion.

130

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 1. Organization and Significant Accounting Policies, Continued

Revenue from contracts with customers:

The Company records revenue from contracts with customers in accordance with Accounting Standards Codification Topic 606, “Revenue from Contracts with Customers” (“Topic 606”). Under Topic 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation. Significant revenue has not been recognized in the current reporting period that results from performance obligations satisfied in previous periods.

The Company’s primary sources of revenue are derived from interest and dividends earned on loans, investment securities, and other financial instruments that are not within the scope of Topic 606. The Company has evaluated the nature of its contracts with customers and determined that further disaggregation of revenue from contracts with customers into more granular categories beyond what is presented in the Consolidated Statement of Income was not necessary. The Company generally fully satisfies its performance obligations on its contracts with customers as services are rendered and the transaction prices are typically fixed; charged either on a periodic basis or based on activity. The Company’s accounting policies will not change materially since the principles of revenue recognition from the Accounting Standards Update are largely consistent with existing guidance and current practices applied by our business. The following is a discussion of revenues within the scope of the new guidance:

•	Service charges on deposit accounts – The Company earns fees from its deposit clients for various transaction-based, account maintenance, and overdraft or non-sufficient funds (“NSF”) services. Transaction-based fees, which include services such as stop payment charges, statement rendering, and ACH fees, are recognized at the time the transaction is executed as that is the point in time the Company fulfills the client’s request. Account maintenance fees, which relate primarily to monthly maintenance and account management, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation. Overdraft and NSF fees are recognized at the point in time that the overdraft occurs or the NSF item is presented. Service charges on deposits are withdrawn from the client’s account balance.
•	ATM and debit card income – The Company earns interchange fees from debit cardholder transactions conducted through the payment networks. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder.
131

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 1. Organization and Significant Accounting Policies, Continued

Revenue from contracts with customers:

•	Gains and losses on assets acquired in the settlement of loans – Prior to the adoption of ASU 2014-09, an institution is required to follow the prescriptive guidance of Topic 360 for sales of assets acquired in the settlement of loans, which might preclude gain recognition when a seller has continuing involvement with a property. For financial institutions, continuing involvement often takes the form of seller financing. However, upon adoption of ASU 2014-09, an institution will follow Subtopic 610-20 for sales of assets acquired in the settlement of loans that are not a business. The central principal of Subtopic 610-20 is that a gain or loss should be recognized upon transfer of control of the asset to the buyer, and Subtopic 610-20 relies on certain recognition and measurement principals in Topic 606 for guidance. Topic 606 provides the following indicators of when control transfers:
o	The seller has a present right to payment for the asset.
o	The buyer has legal title of the asset.
o	The seller has transferred physical possession of the asset.
o	The buyer has the significant risks and rewards of ownership of the asset.
o	The buyer has accepted the asset.

Recently issued accounting pronouncements:

The following is a summary of recent authoritative pronouncements:

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance in the update supersedes the requirements in ASC Topic 840, Leases. The guidance is intended to increase transparency and comparability among organizations by recognizing right-of-use (“ROU”) assets and lease liabilities on the balance sheet. This update was effective for interim and annual periods beginning after December 15, 2018. The Company adopted this guidance in the first quarter of 2019. Upon adoption, the Company elected a practical expedient which allows existing leases to retain their classification as operating leases. The Company has also elected to not recognize right-of-use assets and lease liabilities arising from short-term leases. Implementation of the guidance resulted in the recording of a right-of-use asset and lease liability on the balance sheet; however, it does not have a material impact on the financial statements. See additional disclosures in Note 11.

In June 2016, the FASB issued guidance to change the accounting for credit losses and modify the impairment model for certain debt securities. The guidance requires a financial asset (including trade receivables) measured at amortized cost basis to be presented at the net amount expected to be collected. Thus, the income statement will reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. The amendments will be effective for the Company for fiscal years beginning after December 15, 2022 including interim periods within those fiscal years. Early adoption is permitted for all organizations for periods beginning after December 15, 2018. The Company is currently in the process of evaluating the impact of adoption of this guidance on the financial statements.

132

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 1. Organization and Significant Accounting Policies, Continued

Recently issued accounting pronouncements:

In August 2018, the FASB amended the Fair Value Measurement Topic of the Accounting Standards Codification. The amendments remove, modify, and add certain fair value disclosure requirements based on the concepts in the FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements. The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this ASU and delay adoption of the additional disclosures until their effective date. The Company does not expect these amendments to have a material effect on its financial statements.

In May 2019, the FASB issued guidance to provide entities with an option to irrevocably elect the fair value option, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of ASU 2016-13, Measurement of Credit Losses on Financial Instruments. The amendments will be effective for the Company for reporting periods beginning after December 15, 2020. The Company does not expect these amendments to have a material effect on its financial statements.

In November 2019, the FASB issued guidance that addresses issues raised by stakeholders during the implementation of ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The amendments affect a variety of Topics in the Accounting Standards Codification. For entities that have not yet adopted the amendments in ASU 2016-13, the amendments are effective for fiscal years beginning after December 15, 2022 including interim periods within those fiscal years. Early adoption is permitted in any interim period as long as an entity has adopted the amendments in ASU 2016-13. The Company does not expect these amendments to have a material effect on its financial statements.

In December 2019, the FASB issued guidance to simplify accounting for income taxes by removing specific technical exceptions that often produce information investors have a hard time understanding. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The amendments are effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. The Company does not expect these amendments to have a material effect on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

Note 2. Restrictions on Cash and Due from Banks

The Bank is required by regulation to maintain average cash reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the Bank or in an account maintained with the Federal Reserve Bank. The average amount of the cash reserve balance required at December 31, 2019 was approximately $2,177,000.

133

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 3. Investment Securities

The aggregate amortized cost and estimated fair values of securities, as well as gross unrealized gains and losses of securities were as follows:

	December 31, 2019
		Gross	Gross
		unrealized	unrealized	Estimated
	Amortized	holding	holding	fair
	cost	gains	losses	value
	(Dollars in thousands)
Available-for-sale
Government-sponsored enterprises (GSEs)	$4,000	$—	$28	$3,972
State, county and municipal securities	6,364	166	23	6,507
Treasury securities	—	—	—	—
Mortgage-backed securities Issued by GSEs	62,782	388	264	62,906
Corporate debt securities	500	—	—	500
Total	$73,646	$554	$315	$73,885

Securities issued by government-sponsored enterprises include debt instruments issued by the FHLB, Federal Home Loan Mortgage Company, Federal National Mortgage Association and the Small Business Administration. The amortized cost and estimated fair value of securities by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-sale
	Amortized cost	Estimated fair value
	(Dollars in thousands)

Due within one year	$—	$—
Due after one through five years	4,501	4,474
Due after five through ten years	19,534	19,762
Due after ten years	49,611	49,649
	$73,646	$73,885

The estimated fair values and gross unrealized losses of all of the Company’s investment securities whose estimated fair values were less than amortized cost as of December 31, 2019 which had not been determined to be other-than-temporarily impaired are presented below. The securities have been aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position.

134

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 3. Investment Securities, continued

	Continuously in Unrealized Loss Position for a Period of
	Less than 12 Months		12 Months or more		Total
	Estimated fair value	Unrealized loss	Estimated fair value	Unrealized loss	Estimated fair value	Unrealized loss
Available-for-sale, December 31, 2019:	(Dollars in thousands)
Government-sponsored enterprises	$3,972	$28	$—	$—	$3,972	$28
State, county and municipal securities	3,575	23	—	—	3,575	23
Mortgage-backed securities issued by
GSEs	35,037	166	2,996	98	38,033	264
Total	$42,584	$217	$2,996	$98	$45,580	$315

The Company had two securities totaling $2,996,000 at December 31, 2019 which were in an unrealized loss position for twelve months or more. The Company individually evaluated the above noted securities that were in an unrealized loss position at December 31, 2019 and 2018, noting that the securities are primarily in an unrealized loss position due to interest rate factors and the broader economy in general. Based on this evaluation of these securities, no other-than-temporary impairment was noted at December 31, 2019.

The Bank is a member of the FHLB and, accordingly, is required to own restricted stock in that institution in amounts that may vary from time to time. The FHLB stock is carried at cost because it has no quoted market value and no ready market exists. Investment in FHLB stock is a condition of borrowing from the FHLB, and the stock is pledged to collateralize the borrowings. Dividends received on FHLB stock are included in other interest income.

During 2019, the Bank purchased $110,000 and redeemed $595,000 in FHLB stock. At December 31, 2019, the investment in FHLB stock was $698,000.

At December 31, 2019, securities with a carrying value of $750,000 were pledged as collateral to secure FHLB advances, public deposits and other purposes.

135

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 4. Loans

The Company’s loan portfolio is comprised of commercial and consumer loans made to small businesses and individuals for various business and personal purposes. While our loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers, the principal component of our loan portfolio is loans secured by real estate mortgages on either commercial or residential property. These loans will generally fall into one of the following four categories: Commercial, financial and agricultural; Real estate - construction, land development and other land loans; Real estate - mortgage and Installment loans to individuals. The Company obtains a security interest in real estate whenever possible, in addition to any other available collateral, in order to increase the likelihood of the ultimate repayment of the loan. At December 31, 2019, these pools comprised 29.8%, 8.4%, 56.3% and 5.5% of the Company’s loan portfolio, respectively.

Commercial, financial and agricultural. Loans for commercial purposes vary greatly depending upon the circumstances. As such, loan terms will be structured on a case-by-case basis. The commercial loans include both secured and unsecured loans for working capital and loans for purchases of equipment and machinery.

Working capital loans typically have terms not exceeding one year and are generally secured by a combination of accounts receivable, inventory and personal guarantees of the principals of the business. Equipment loans are typically made for a term of five years or less at either fixed or variable rates, with the loan fully amortized over the term and secured by the financed equipment.

Financing is also provided to independent automobile dealers located across approximately twenty-two states, primarily in the Southeastern U.S., for the purpose of acquiring used automobile inventory. This type of “floor plan” inventory financing provides commercial lines of credit to fund the purchase of specific units of inventory and allow the borrowers to hold the inventory for sale for periods of up to 180 days. There is little concentration in the customer base either geographically or by account. Monitoring of the portfolio includes maintaining each title of inventory until the unit is sold and frequent field audits to verify that the underlying collateral remains unsold and on each dealer’s lot. Yields on this type of financing are significantly higher than other forms of commercial lending as are historical losses and overhead required for monitoring. The Company currently limits total exposure to this type of lending to 175% of capital.

The risks associated with commercial loans vary with many economic factors, including the economy in our market area. Commercial loans are typically made to small- to medium-sized businesses, which often have shorter operating histories and less sophisticated record keeping systems than larger entities. As a result, these smaller entities may be less able to withstand adverse competitive, economic and financial conditions than larger borrowers. In addition, because payments on loans secured by commercial property generally depend to a large degree on the results of operations and management of the properties, repayment of such loans may be subject, to a greater extent than other loans, to adverse conditions in the real estate market or the economy. Loans to finance automobile inventory for independent automobile dealers are secured by used motor vehicles and are subject to adverse conditions in the automobile market including risks associated with declining values. Further, the performance of agricultural loans is highly dependent on favorable weather, reasonable costs for seed and fertilizer, and the ability to successfully market the product at a profitable margin. The demand for these products is also dependent on macroeconomic conditions that are beyond the control of the borrower.

136

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 4. Loans, continued

Real estate - construction, land development and other land loans. Residential mortgage construction loans are typically secured by undeveloped or partially developed land with funds to be disbursed as home construction is completed contingent upon receipt and satisfactory review of invoices and inspections. Declines in real estate values can result in residential mortgage loan borrowers having debt levels in excess of the collateral’s current market value. Non-commercial construction and land development loans can experience delays in completion and/or cost overruns that exceed the borrower’s financial ability to complete the project. Cost overruns can result in foreclosure of partially completed collateral with unrealized value and diminished marketability. Commercial construction and land development loans are dependent on the supply and demand for commercial real estate in the markets we serve as well as the demand for newly constructed residential homes and building lots. Deterioration in demand could result in significant decreases in the underlying collateral values and make repayment of the outstanding loans more difficult for our customers.

Real estate – mortgage. Real estate – mortgage consists of commercial real estate loans, construction and development loans and residential real estate loans; including home equity and second mortgage loans made at either fixed or adjustable rates. Credit risk is managed in the commercial real estate portfolio by emphasizing loans on owner-occupied office and retail buildings where the loan-to-value ratio, established by independent appraisals, does not exceed 85%. The loan-to-value ratio for first and second mortgage loans and for construction loans does not exceed 80%. In addition, we generally require personal guarantees of the principal owners of the property.

We underwrite each of our one-to-four family residential loans using Board-approved lending policy and internal procedures based upon industry best practices and regulatory directives. We also evaluate the value and marketability of that collateral. Common risks to each class of non-commercial loans, including one-to-four family residential, include risks that are not specific to individual transactions such as general economic conditions within our markets, particularly unemployment and potential declines in real estate values. Personal events such as death, disability or change in marital status also add risk to non-commercial loans.

Commercial mortgage loans are primarily dependent on the ability of our customers to achieve business results consistent with those projected at loan origination resulting in cash flow sufficient to service the debt. To the extent that a customer’s business results are significantly unfavorable versus the original projections, the ability for our loan to be serviced on a basis consistent with the contractual terms may be at risk. While these loans are secured by real property and possibly other business assets such as inventory or accounts receivable, it is possible that the liquidation of the collateral will not fully satisfy the obligation. Other commercial real estate loans consist primarily of loans secured by multifamily housing and agricultural loans.

Installment loans to individuals. Installment loans to individuals include loans for personal and household purposes, including secured and unsecured installment and term loans, home equity lines, lines of credit, and a purchased pool of student loans of which 98% of principal and interest is guaranteed by the issuing agency. The secured installment and term loans to consumers generally consist of loans to purchase automobiles, boats and recreational vehicles, with the collateral for each loan being the purchased property. The underwriting criteria for home equity lines and lines of credit will generally be the same as applied when we make a first mortgage loan, as described above, and home equity lines of credit will typically expire 15 years or less after origination, unless renewed or extended.

137

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 4. Loans, continued

Consumer loans generally involve more credit risks than other loans because of the type and nature of the underlying collateral or because of the absence of any collateral. Consumer loan repayments are dependent on the borrower’s continuing financial stability and are likely to be adversely affected by job loss, divorce and illness. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans in the case of default. In most cases, any repossessed collateral will not provide an adequate source of repayment of the outstanding loan balance. Although the underwriting process for consumer loans includes a comparison of the value of the security, if any, to the proposed loan amount, we cannot predict the extent to which the borrower’s ability to pay, and the value of the security, will be affected by prevailing economic and other conditions.

Loans consisted of the following as of December 31:

2019
(Dollars in thousands)

Commercial, financial and agricultural	$225,661
Real estate - construction, land development and other land loans	63,879
Real estate - mortgage	425,612
Installment loans to individuals	41,237
Loans, gross	756,389
Allowance for loan losses	(10,287)
Loans - net	$746,102

Variable rate and fixed rate loans totaled $292,178,000 and $464,211,000, respectively, at December 31, 2019.

At December 31, 2019, approximately $40,026,000 of loans were pledged as collateral to secure amounts borrowed from the FHLB.

The Company has purchased a portfolio of student loans with a carrying value of $31,887,000 at December 31, 2019. The carrying value and accrued interest of these loans is 98% guaranteed by the issuing guarantee agency. These loans are included above in Installment loans to individuals.

138

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 4. Loans, continued

Credit quality:

The following table summarizes delinquencies and nonaccruals, by portfolio class, as of December 31, 2019.

	Commercial, financial and agricultural	Real estate - construction, land development and other land loans	Real estate- mortgage	Installment loans to individuals	Total
	(Dollars in thousands)

30-59 days past due	$238	$—	$106	$1,987	$2,331
60-89 days past due	—	—	15	580	595
90 days, still accruing	—	—	—	3,124	3,124
Nonaccrual	667	611	600	18	1,896
Total past due and nonaccrual	905	611	721	5,709	7,946
Current	224,756	63,268	424,891	35,528	748,443
Total loans	$225,661	$63,879	$425,612	$41,237	$756,389

Of the amounts listed above, $1,960,000 of the 30-59 days past due, $579,000 of the 60-89 days past due and $3,124,000 of the greater than 90 days past due, still accruing are 98% guaranteed as to principal and interest by the issuing guarantee agency, and therefore have continued to be accounted for as accruing loans. After 270 days of the borrower’s default, the third-party loan servicer will file a claim. The guarantee payment will be for the guaranteed percentage of principal and interest through the date the claim is paid.

139

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 4. Loans, Continued

Credit quality, continued:

The gross interest income that would have been recorded under the original terms of the nonaccrual loans was $82,000 for 2019.

As part of the loan review process, loans are given individual credit grades, representing the risk the Company believes is associated with the loan balance. Credit grades are assigned based on factors that impact the collectability of the loan, the strength of the borrower, the type of collateral, and loan performance. Commercial loans are individually graded at origination and credit grades are reviewed on a regular basis in accordance with our loan policy. Consumer loans are assigned a “pass” credit rating (grade 5 or better) unless something within the loan warrants a specific classification grade.

The following table summarizes management’s internal credit risk grades, by portfolio class, as of December 31, 2019.

	Commercial, financial and agricultural	Real estate - construction, land development and other land loans	Real estate- mortgage	Installment loans to individuals	Total
	(Dollars in thousands)

Grade 1 - Minimum risk	$513	$—	$—	$136	$649
Grade 2 - High quality	3,365	—	291	18	3,674
Grade 3 - Above average	3,569	5,171	19,495	21	28,256
Grade 4 - Average	44,941	21,944	182,684	2,101	251,670
Grade 5 - Acceptable	170,675	35,732	213,417	38,861	458,685
Grade 6 - Watch list	264	24	2,831	37	3,156
Grade 7 - Substandard	2,334	1,008	6,894	63	10,299
Total loans	$225,661	$63,879	$425,612	$41,237	$756,389

At December 31, 2019, approximately 98% of the loan portfolio, had a credit grade of Acceptable or better. For loans to qualify for this grade, they must be performing relatively close to expectations, with no significant departures from the intended source and timing of repayment. Loans totaling $3.2 million were classified as watch list at December 31, 2019. This classification is utilized for loans with an elevated credit risk to borrowers with an adequate credit history and financial strength and are experiencing declining trends (e.g., financial, economic, or industry specific). Loans are designated as such in order to be monitored more closely than other credits in the loan portfolio. At December 31, 2019, substandard loans totaled $10.3 million. This classification is employed when loans are inadequately protected by the current sound worth and paying capacity of the borrower or of the collateral pledged; have well-defined weaknesses that jeopardize the liquidation of the loan; and there is a distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

140

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 4. Loans, Continued

Credit quality, continued:

The following tables summarize information relative to impaired loans individually evaluated for impairment, by portfolio class, at December 31, 2019. The recorded investment in impaired loans is the unpaid principal balance, net of loan principal charged off.

	December 31, 2019
	Unpaid principal balance	Recorded investment	Related allowance
	(Dollars in thousands)

With no related allowance recorded:
Commercial, financial and agricultural	$714	$714	$—
Real estate- construction, land development and other land loans	313	313	—
Real estate - mortgage	570	570	—
Installment loans to individuals	—	—	—

With related allowance recorded:
Commercial, financial and agricultural	1,391	1,391	38
Real estate- construction, land development and other land loans	316	316	3
Real estate - mortgage	4,664	4,664	183
Installment loans to individuals	33	33	15

Total:
Commercial, financial and agricultural	2,105	2,105	38
Real estate- construction, land development and other land loans	629	629	3
Real estate - mortgage	5,234	5,234	183
Installment loans to individuals	33	33	15
	$8,001	$8,001	$239

The average amount of impaired loans was $8,747,000 for 2019. Interest income recognized on impaired loans during the time that the loans were impaired in 2019 was $326,000.

141

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 4. Loans, Continued

Provision and allowance for loan losses:

The following tables summarize activity related to our allowance for loan losses for the year ended December 31, 2019 by portfolio segment.

	December 31, 2019
	Commercial, financial and agricultural	Real estate - construction, land development and other land loans	Real estate- mortgage	Installment loans to individuals	Total
	(Dollars in thousands)
Allowance for loan losses:
Balance, beginning of year	$4,572	$657	$3,804	$155	$9,188
Provision for loan losses	2,090	(3)	611	70	2,768
Loan charge-offs	(2,016)	(17)	(50)	(38)	(2,121)
Loan recoveries	397	33	20	2	452
Balance, end of year	$5,043	$670	$4,385	$189	$10,287

Individually reviewed for impairment	$38	$3	$183	$15	$239
Collectively reviewed for impairment	5,005	667	4,202	174	10,048
Total allowance for loan losses	$5,043	$670	$4,385	$189	$10,287

Gross loans, end of period:
Individually reviewed for impairment	$2,105	$629	$5,234	$33	$8,001
Collectively reviewed for impairment	223,556	63,250	420,378	41,204	748,388
Total loans	$225,661	$63,879	$425,612	$41,237	$756,389
142

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 4. Loans, Continued

Provision and allowance for loan losses, continued:

There were no irrevocable commitments to lend additional funds to debtors owing amounts on impaired loans at December 31, 2019.

Troubled debt restructurings are loans which have been restructured from their original contractual terms and include concessions that would not otherwise have been granted outside of the financial difficulty of the borrower. Concessions can relate to the contractual interest rate, maturity date, or payment structure of the note. As part of our workout plan for individual loan relationships, we may restructure loan terms to assist borrowers facing challenges in the current economic environment. The purpose of a troubled debt restructuring is to facilitate ultimate repayment of the loan.

At December 31, 2019, the principal balance of troubled debt restructurings totaled $2.3 million. All troubled debt restructurings were considered classified and impaired. Of the balance outstanding at December 31, 2019, $865,000 was on nonaccrual. The remaining loans are currently performing in accordance with the new terms.

	Year Ended December 31, 2019
	Number of contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
	(Dollars in thousands)

Troubled Debt Restructurings:
Commercial, financial and agricultural	1	$146	$146
Real estate-construction, land development and other land loans	2	180	163
Real estate-mortgage	6	2,049	2,006
Installment loans to individuals	2	37	37
143

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 5. Assets Acquired in Settlement of Loans

Activity in the accounts for assets acquired in settlement of loans is as follows:

2019
(Dollars in thousands)

Balance, beginning of year	$3,564
Additions	—
Sales	(1,709)
Impairment write downs	—
Balance, end of year	$1,855

Note 6. Premises and Equipment

Premises and equipment consisted of the following as of December 31:

2019
(Dollars in thousands)

Land and land improvements	$5,592
Building and leasehold improvements	8,477
Furniture and equipment	2,736
Vehicles	921
Construction-in-progress	444
Total	18,170
Accumulated depreciation	(4,825)
Right-of-use assets	791
Premises and equipment, net	$14,136

The balance of construction-in-progress as of December 31, 2019 was primarily related to the opening of branch.

144

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 6. Premises and Equipment, continued

Depreciation expense was $927,000 for the year ended December 31, 2019. Estimated useful lives and methods of depreciation for the principal items follow:

Type of Asset	Life in Years	Depreciation Method

Software	3	Straight-line
Furniture and equipment	5 to 7	Straight-line
Buildings and improvements	5 to 40	Straight-line
Vehicles	3	Straight-line

Note 7. Deposits

A summary of deposits follows as of December 31:

2019
(Dollars in thousands)

Noninterest bearing demand	$136,224
Interest bearing:
Demand accounts	19,413
Money market accounts	270,452
Savings	6,358
Time certificates of deposit, less than $100,000	124,971
Time certificates of deposit, $100,000 and over	253,031
Total interest bearing	674,225
Total deposits	$810,449

Interest expense on time deposits greater than $100,000 was $5,590,000 in 2019. Brokered deposits were $1,106,000 as of December 31, 2019. As of December 31, 2019, $24,000 of overdrawn demand deposit balances were reclassified as loans.

At December 31, 2019, the scheduled maturities of time deposits are as follows (dollars in thousands):

2020	$360,405
2021	16,433
2022	547
2023	387
2024	200
Thereafter	30
Total time deposits	$378,002
145

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 7. Deposits, continued

Time deposits that meet or exceed the FDIC insurance limit of $250,000 as of December 31, 2019 were $83,712,000. This amount does not include brokered deposits greater than $250,000 which are fully insured.

Note 8. Short-Term Borrowings

As of December 31, 2019, the Bank had unused short-term credit accommodations available from four unrelated banks which allows the Bank to purchase up to $51 million of federal funds. The lenders reserve the right to withdraw the lines at their option. As of December 31, 2019, there were no federal funds purchased under these lines.

Note 9. Federal Home Loan Bank Advances

Although the Company had none at December 31, 2019, any FHLB advances would have been secured with approximately $40,026,000 of mortgage loans and $698,000 of stock in the FHLB.

At December 31, 2019, the Bank had unused credit availability of up to $264,673,000 under the FHLB’s various credit programs, subject to pledging and other requirements. The amount of eligible collateral instruments available as of December 31, 2019 to secure any additional FHLB borrowings totaled approximately $26,550,000.

Note 10. Capital Trust and Junior Subordinated Debentures

On May 3, 2006, the Company sponsored the creation of a Delaware statutory trust, GrandSouth Capital Trust I, (the “Trust”) and is the sole owner of the $247,000 of common securities issued by the Trust. On May 10, 2006, the Trust issued $8,000,000 in floating rate capital securities. The proceeds of this issuance, and the amount of the Company’s investment in the common securities, were used to acquire $8,247,000 principal amount of the Company’s floating rate junior subordinated debt securities due in 2036 (“Debentures”). These securities, and the accrued interest thereon, now constitute the Trust’s sole assets. The interest rate associated with the debt securities, and the distribution rate on the common securities of the Trust, is adjustable quarterly at 3-month LIBOR plus 185 basis points (aggregating 3.75550% at December 31, 2019). The Company may defer interest payments on the Debentures for up to 20 consecutive quarters, but not beyond the stated maturity of the Debentures. In the event that such interest payments are deferred by the Company, the Trust may defer distributions on the capital and common securities. In such an event, the Company would be restricted in its ability to pay dividends on its common stock and perform under obligations that are not senior to the Debentures. The Company has not elected to defer any distributions.

The Debentures are redeemable at par at the option of the Company, in whole or in part, on any interest payment date on or after June 23, 2011. Upon repayment or redemption of the Debentures, the Trust will use the proceeds of the transaction to redeem an equivalent amount of capital securities and common securities. The Trust’s obligations under the capital securities are unconditionally guaranteed by the Company. In accordance with applicable accounting standards, the Trust is not consolidated in the Company’s financial statements.

146

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 10. Capital Trust and Junior Subordinated Debentures, continued

On November 20, 2018, the Company issued $10,000,000 in Subordinated Debt to enhance the capital structure of the Bank. The debt has a maturity date of November 30, 2028 and bears a fixed interest rate of 6.50% until November 30, 2023, at which time the interest rate will become variable, adjustable quarterly at 3-month LIBOR plus 343 basis points. The Company may, at its option, at any time on an interest payment date on or after November 30, 2023, redeem the notes, in whole or in part, at par plus accrued interest to the date of redemption.

The Company incurred $204,000 of debt issuance costs related to the issuance of this debt. As of December 31, 2019, the unamortized portion of the debt issuance costs was $160,000 and is reported as a direct deduction from the face amount of the subordinated debt on the balance sheet.

Note 11. Commitments and Contingencies

The Company is party to other litigation and claims arising in the normal course of business.  Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation in the normal course of business and claims will not be material to the Company’s financial position or results of operations.

Effective January 1, 2019, the Company adopted ASU 2016-02, “Leases (Topic 842)”. As of December 31, 2019, the Company leases two offices, the land for a third office and multiple office machines under various operating lease agreements. The lease agreements have maturity dates ranging from May 2021 to March 2023, one of which include options for multiple five-year extensions. The weighted average remaining life of the lease term for these leases was 6.81 years as of December 31, 2019.

The discount rate used in determining the lease liability for each individual lease was the FHLB fixed advance rate which approximately corresponded with the remaining lease term as of January 1, 2019 for leases that existed at adoption and as of the lease commencement date for leases subsequently entered in to. The weighted average discount rate for leases was 3.12% as of December 31, 2019.

The total operating lease costs were $343,000 for the year ended December 31, 2019. The right-of-use asset, included in property and equipment, and lease liabilities, included in other liabilities, were both $791,000 as of December 31, 2019. The right-of-use asset and lease liability are recognized at lease commencement by calculating the present value of lease payments over the lease term.

The future minimum lease payments due under the current operating leases as of December 31, 2019, are as follows (dollars in thousands):

2020	$350
2021	225
2022	44
2023	14
2024	14
Thereafter	184
Total undiscounted lease payments	831
Discount effect of cash flows	40
Total lease liability	$791
147

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 12. Income Taxes

The following summary of the provision for income taxes includes tax deferrals, which arise from temporary differences in the recognition of certain items of revenues and expense for tax and financial reporting purposes:

2019
(Dollars in thousands)
Current
Federal expense	$2,638
State expense	376
Total current	3,014

Deferred
Federal benefit	(452)
State expense/(benefit)	(55)
Total deferred	(507)
Change in valuation allowance	55
Total income tax expense	$2,562

The income tax effects of cumulative temporary differences at December 31 are as follows:

2019
(Dollars in thousands)

Deferred tax assets
Allowance for loan losses	$2,253
Other real estate owned	317
Amortization of intangibles	25
Nonaccrual loan interest	5
State net operating loss carryforward	263
Deferred compensation	287
Other	71
Gross deferred tax assets	3,221
Valuation allowance	(263)
Total	$2,958

Deferred tax liabilities
Accelerated depreciation	$689
Unrealized net holding gains on available-for-sale securities	56
Other	52
Gross deferred tax liabilities	797
Net deferred income tax assets	$2,161
148

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 12. Income Taxes, continued

Deferred tax assets represent the future benefit of deductible differences, and if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. The deferred tax asset valuation allowance for 2019 is related to the Company’s stand-alone state net operating loss carryforwards for which realizability is uncertain. Management believes realization of all other deferred tax assets is more likely than not and accordingly has not recorded any other valuation allowance.

The Company has state net operating losses for income tax purposes of approximately $6,672,000 as of December 31, 2019, $5,567,000 of which will expire in 2020 through 2038.

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate of 21% on income before income taxes as follows for the year ended December 31:

	2019	2018
	(Dollars in thousands)

Tax expense at statutory rate	$2,231	$1723
State income tax, net of federal income tax benefit	253	178
Tax-exempt interest income	(12)	(12)
Bank-owned life insurance increase	(44)	(22)
Change in valuation allowance	55	22
Change in enacted income tax rate	23	—
Other, net	56	21
Total	$2,562	$1,910

The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with current accounting guidance.

The Company and its subsidiary file income tax returns with the federal government and various states. With few exceptions, the Company is no longer subject to federal or state income tax examinations by tax authorities for years before 2016.

Note 13. Related Party Transactions

Certain directors, executive officers and companies with which they are affiliated are customers of and have banking transactions, including loans and commitments to lend, with the Bank in the ordinary course of business.

Such transactions are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable arms-length transactions. A summary of loan and commitment transactions with directors and executive officers, including their affiliates, follows:

149

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 13. Related Party Transactions, continued

2019
(Dollars in thousands)

Balance, beginning of year	$15,519
Existing loans of directors and officers newly appointed during the year	—
New loans	2,163
Less loan payments	(3,037)
Balance, end of year	$14,645

Deposits of directors and their related interests at December 31, 2019 approximated $12,869,000.

The Company leases land from a relative of a director, shareholder and executive officer of the Company (see Note 11). Lease expenses charged to operations under these arrangements totaled $14,000 in 2019.

Note 14. Financial Instruments with Off-Balance Sheet Risk

In the ordinary course of business, and to meet the financing needs of its customers, the Bank is party to various financial instruments with off-balance sheet risk. These financial instruments, which include commitments to extend credit and standby letters of credit, involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2019, unfunded commitments to extend credit were $132,238,000. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate. At December 31, 2019, there were outstanding letters of credit totaling $5,744,000.

Note 15. Employee Benefit Plan

The Bank sponsors the GrandSouth Bank Profit Sharing Section 401(k) Plan (the “Plan”) for the benefit of all eligible employees. The Bank contributes 100% of the first 3% and 50% of the next 2% of the employee’s compensation contributed to the Plan. Contributions made to the Plan in 2019 were $473,000.

In 2001, supplemental retirement benefits were approved by the Board of Directors for an executive officer, who is no longer with the Bank. These benefits are not qualified under the Internal Revenue Code, and they are not funded. However, certain funding is provided informally and indirectly by life insurance policies owned by the Bank. The Company recorded net expense related to these benefits of $20,000 in 2019.

150

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 16. Stock Option Plan

During 1998, the Board of Directors approved a stock option plan for the benefit of the directors, officers and employees (the “1998 Plan”). The plan provided that the Board could grant options to purchase up to 856,028 shares of common stock (after the shareholders approved an amendment to increase the number of shares in the plan at the 2005 Annual Meeting) at an exercise price per share not less than the fair market value on the date of grant. The Company issues new shares to satisfy option exercises. The stock option plan expired in 2008. Consequently, all options granted under the 1998 Plan were expired as of December 31, 2018 and no more options may be granted under the Plan.

Upon the expiration of the 1998 Plan, the Board of Directors approved a stock option plan for the benefit of the directors, officers and employees effective June 17, 2009 (the “2009 Plan”). The plan provided that the Board could grant options to purchase up to 275,000 shares of common stock at an exercise price per share not less than the fair market value on the date of grant. Consistent with the 1998 Plan, the Company will issue new shares to satisfy option exercises under the 2009 Plan.

See summary of option activity in table below. In 2012, the 2009 Plan was amended, allowing the Board to increase the number of options to purchase up to 487,000 shares of common stock. In 2015, the 2009 Plan was amended, allowing the Board to increase the number of options to purchase up to 737,000 shares of common stock. In 2016, an amendment to the 2009 Plan was approved by the Board of Directors, allowing the Board to increase the number of options to purchase up to 987,000 shares of common stock.

Upon the expiration of the 2009 Plan, the Board of Directors approved a stock option plan for the benefit of the directors, officers and employees effective June 19, 2019 (the “2019 Plan”). The plan provided that the Board could grant options to purchase up to 1,000,000 shares of common stock at an exercise price per share not less than the fair market value on the date of grant. Consistent with the 1998 and 2009 Plans, the Company will issue new shares to satisfy option exercises under the 2019 Plan.

In 2019, the Company granted 387,000 options to directors, officers and employees that vest either 20 percent each year for five years or 33.33% percent for each year for three years and expire 10 years from the grant date. The related compensation expense of the options is recognized over the vesting period. The related compensation expense of the options is recognized over the vesting period. The Company measures the fair value of each option award on the date of the grant using the Black-Scholes option-pricing model with the following assumptions used for awards granted in 2019 and 2018:

2019
Assumptions:
Dividend yield	0.20%
Weighted average risk-free interest rate	1.87%
Weighted average expected volatility	27.55%
Weighted average expected life in years	6.50
Weighted average grant date fair value	$4.38
151

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 16. Stock Option Plan, Continued

The Company determines the assumptions used in the Black-Scholes option-pricing model as follows:

Based on the historical dividend yield of the Company’s stock, adjusted to reflect the expected dividend yield over the expected life of the option, the risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant; volatility is based on the historical volatility adjusted to reflect the ways in which current information indicates that the future is reasonably expected to differ from the past; and the average life is based on historical behaviors of employees related to exercises, forfeitures and cancellations.

The following table summarizes the activity during 2019 related to stock options awarded by the Company:

	Year Ended December 31, 2019
	Shares	Weighted average exercise price per share	Weighted average remaining contractual life (years)	Intrinsic value

Outstanding at beginning of year	349,118	$10.85	6.45	$2,142,747
Granted	387,000	16.49	9.50
Exercised	(42,400)	8.63	—	395,120
Forfeited or expired	(8,200)	13.01	—	40,510
Outstanding at end of year	685,518	14.15	7.79	2,606,822
Options outstanding and expected to vest	685,518	14.15	7.79	2,606,822
Options exercisable at year-end	209,519	10.08	5.12	1,649,318

The following table summarizes the vesting activity during 2019 related to stock options awarded by the Company:

	Year Ended December 31, 2019
	Shares	Weighted average grant date fair values per share

Nonvested at beginning of year	157,937	$7.81
Granted	387,000	4.38
Vested	(60,739)	7.72
Forfeited or expired	(8,200)	6.96
Nonvested at end of year	475,998	5.05
152

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 16. Stock Option Plan, Continued

As of December 31, 2019, total compensation costs of unvested options that have not yet been recognized were $2,043,000. Those compensation costs will be recognized over the remaining weighted average vesting period of 3.68 years.

Intrinsic value is calculated for shares outstanding and exercisable by taking the closing price of the Company’s common stock as of December 31, 2019, as reported by the Over the Counter Bulletin Board (OTCQX), and subtracting the exercise price of each stock option grant. When the result is a positive number, the difference is multiplied by the number of options outstanding for each such grant and the total of those values is shown in the table. Intrinsic value for shares exercised represents the closing price of the stock on the date of exercise as reported by the OTCQX less the actual exercise price of the options exercised multiplied by the number of options exercised. These intrinsic values are calculated for each exercise during the year, and the resulting total is presented.

Note 17. Shareholders’ Equity

Preferred stock:

On January 20, 2010, the Company’s shareholders approved amendments of its Articles of Incorporation authorizing the issuance of up to 287,895 shares of Series A Preferred Stock in one or more series. The Series A Preferred Stock has rights equal to common stock with regard to dividends and rights upon liquidation. Unlike common stock, the Series A Preferred Stock will not have voting rights except under very limited circumstances. The Series A Preferred Stock pays dividends at the rate of 5% greater than common stock per share dividends.

Restrictions on subsidiary dividends, loans or advances:

In addition to the restrictions specified under the heading “Preferred Stock,” South Carolina banking regulations restrict the amount of dividends that banks can pay to shareholders. Any of the banking subsidiary’s dividends to the parent company in excess of the prior calendar year’s net income would be subject to the prior approval of the South Carolina Commissioner of Banking based on the current regulatory agreement with the subsidiary bank. In addition, dividends paid by the banking subsidiary to the parent company would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum capital requirements. Under Federal Reserve Board regulations, the amounts of loans or advances from the banking subsidiary to the parent company are generally limited to 10% of the Bank’s capital stock and surplus on a secured basis. Furthermore, in the event that interest payments on the junior subordinated debentures (see Note 10) are deferred by the Company, the Company would be restricted in its ability to pay dividends on its common stock. The terms of the Company’s preferred stock also impose limits on its ability to pay dividends.

Accumulated other comprehensive income:

As of December 31, 2019, accumulated other comprehensive income included as a component of shareholders’ equity in the Consolidated Balance Sheet consisted of accumulated changes in the unrealized holding gains and (losses) on available-for-sale securities, net of income tax effects, amounting to $184,000.

153

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 17. Shareholders’ Equity, continued

Earnings per common share:

The Company uses the two-class method in its computation of earnings per share. Pursuant to the terms of the Company’s articles of incorporation, as amended, the preferred shareholders are entitled to receive dividends in a per share amount equal to 105% of that declared on the shares of common stock. Under the two-class method, the Company’s net income available to common shareholders is allocated between the common and participating preferred shares on a full-distributed basis. Basic income per common shares is determined by dividing net income allocated to the common shares by the weighted average number of common shares outstanding during the period. Diluted income per share is calculated by dividing net income allocated to the common shares by the weighted average number of common shares during the period increased by dilutive stock options.

The following is a reconciliation of the numerator and denominator of basic and diluted net income per share of common stock as of the dates indicated:

Year ended
December 31,
2019
Numerator:
Net income	8,064
Less: Preferred stock dividends	(24)
Net income applicable to common equity	8,040
Less: Dividends and undistributed earnings allocated to participating securities	(431)
Net income applicable to common shareholders	7,609

Denominator:
Basic - Total weighted-average basic shares outstandings	5,041,420
Add: Stock options	70,157
Diluted - Total weighted-average diluted shares outstanding	5,111,577

Basic income per share	$1.51
Diluted income per share	$1.49

The average market price used in calculating the assumed number of dilutive shares issued related to stock options for the year ended December 31, 2019 was $16.46. The average stock price was less than the exercise price for 512,000 options in the year ended December 31, 2019. As a result, these stock options are not deemed dilutive in calculating diluted earnings per share in the table above.

Regulatory capital:

All bank holding companies and banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, bank holding companies and banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

154

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 17. Shareholders’ Equity, continued

Regulatory capital, continued:

Quantitative measures established by regulation to ensure capital adequacy require the Company and its banking subsidiary to maintain minimum amounts and ratios (set forth in the table below) of Tier 1, Common Equity Tier 1 (“CET1”), and Total Capital (as defined in the regulations) to risk-weighted assets and average assets (as defined). Management believes, as of December 31, 2019 and 2018, that the Company and its subsidiary bank exceeds all capital adequacy requirements to which it is subject.

Effective March 31, 2015, quantitative measures established by applicable regulatory standards, including the newly implemented Basel III revised capital adequacy standards and relevant provisions of the Dodd-Frank All Street Report and Consumer Protection Act (“Dodd-Frank Act”), require the Bank to maintain (i) a minimum ratio of Tier 1 capital to average total assets, after certain adjustments, of 4.00%, (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of 6.00%, (iii) a minimum ratio of total-capital to risk-weighted assets of 8.00% and (iv) a minimum ratio of CET1 to risk-weighted assets of 4.50%. A “well-capitalized” institution must generally maintain capital ratios 2.00% higher than the minimum guidelines.

In order to avoid restrictions on capital distributions or discretionary bonus payments to executives, the Bank is also required to maintain a “capital conservation buffer” in addition to its minimum risk-based capital requirements. The buffer is required to consist solely of CET1, but the buffer applies to all three risk-based measurements (CET1, Tier 1 and total capital). The capital conservation buffer was fully effective on January 1, 2019, and consists of an additional amount of Tier 1 capital equal to 2.50% of risk-weighted assets.

As of December 31, 2019, the most recent notification from the FDIC categorized the Bank as well capitalized under the capital adequacy guidelines and regulatory framework for prompt corrective action. To be categorized as well capitalized as defined in the Federal Deposit Insurance Act, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category. Bank holding companies with higher levels of risk, or that are experiencing or anticipating significant growth, are expected by the Federal Reserve to maintain capital well above the minimums. The Company’s and Bank’s actual capital amounts and ratios are also presented in the table.

155

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

	Actual		Minimum for capital adequacy		Minimum to be well capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
December 31, 2019
Tier 1 Capital (to Average Assets)
Company	$83,977	9.3%	$35,974	4.0%	NA	NA
GrandSouth Bank	90,318	10.0%	35,963	4.0%	$44,954	5.0%

Tier 1 Capital (to Risk Weighted Assets)
Company	$83,977	10.6%	$47,448	6.0%	NA	NA
GrandSouth Bank	90,318	11.4%	47,543	6.0%	$63,390	8.0%

Total Capital (to Risk Weighted Assets)
Company	$93,867	11.87%	$63,265	8.0%	NA	NA
GrandSouth Bank	100,227	12.6%	63,390	8.0%	$79,238	10.0%

Common Equity Tier 1 Capital (to Risk Weighted Assets)
Company	$75,729	9.6%	$35,586	4.5%	NA	NA
GrandSouth Bank	90,318	11.4%	35,657	4.5%	$51,505	6.5%

Note 18. Disclosures about Fair Values of Financial Instruments

FASB ASC 820, “Fair Value Measurement and Disclosures Topic,” defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include certain debt and equity securities that are traded in an active exchange market.

Level 2 – Significant other observable inputs

Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include fixed income securities and mortgage-backed securities that are held in the Company’s available-for-sale portfolio and valued by a third-party pricing service.

Level 3 – Significant unobservable inputs

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. Level 3 assets include impaired loans and assets acquired in the settlement of loans.

Fair Value of Financial Instruments

Financial instruments require disclosure of fair value information, whether or not recognized in the consolidated balance sheet, when it is practical to estimate the fair value. A financial instrument is defined as cash, evidence of an ownership interest in an entity or a contractual obligation which requires the exchange of cash. Certain items are specifically excluded from the disclosure requirements, including the Company’s common stock, premises and equipment and other assets and liabilities.

156

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 18. Disclosures about Fair Values of Financial Instruments, continued

The following is a description of valuation methodologies used to estimate fair value for assets recorded at fair value. Fair value approximates carrying value for the following financial instruments due to the short-term nature of the instrument: cash and due from banks, federal funds sold, other investments, federal funds purchased, and securities sold under agreement to repurchase.

Investment securities: Securities available for sale are valued on a recurring basis at quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange or U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities and debentures issued by government sponsored entities, municipal bonds and corporate debt securities. In certain cases where there is limited activity or less transparency around inputs to valuations, securities are classified as Level 3 within the valuation hierarchy. Securities held to maturity are valued at quoted market prices or dealer quotes similar to securities available for sale. The carrying value of Other Investments, such as Federal Reserve Bank and FHLB stock, approximates fair value based on their redemption provisions.

Impaired loans: The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan may be considered impaired and an allowance for loan losses may be established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures the impairment in accordance with FASB ASC 310, “Receivables.” The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. In accordance with FASB ASC 820, “Fair Value Measurement and Disclosures,” impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company considers the impaired loan as non-recurring Level 2. The Company may require a new appraisal at renewal but may also accept an existing appraisal or perform an internal valuation on the collateral. When a loan is identified as impaired, the Company typically obtains an updated valuation of the collateral via a new appraisal or evaluation. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company considers the impaired loan as non-recurring Level 3. The fair value of impaired loans may also be estimated using the present value of expected future cash flows to be realized on the loan, which is also considered a Level 3 valuation. These fair value estimates are subject to fluctuations in assumptions about the amount and timing of expected cash flows as well as the choice of discount rate used in the present value calculation.

157

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 18. Disclosures about Fair Values of Financial Instruments, continued

Fair Value of Financial Instruments, continued

Assets acquired in the settlement of loans: Consisting of properties obtained through foreclosure or in satisfaction of loans, assets acquired in the settlement of loans are reported at the lower of cost or fair value, determined on the basis of current appraisals, comparable sales, and other estimates of value obtained principally from independent sources, adjusted for estimated selling costs (Level 2). At the time of foreclosure, any excess of the loan balance over the fair value of the real estate held as collateral is treated as a charge against the allowance for loan losses. Gains or losses on sale and generally any subsequent adjustments to the value are recorded as a component of real estate owned activity. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company considers assets acquired in the settlement of loans as non-recurring Level 3.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The tables below present the recorded amount of assets and liabilities measured at fair value on a recurring basis:

	Fair value measurement at reporting date using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	(Dollars in thousands)

December 31, 2019
Financial assets
Government sponsored enterprises (GSEs)	$—	$3,972	$—	$3,972
State, county, and municipal securities	—	6,507	—	6,507
Mortgage-backed securities issued by GSEs	—	62,906	—	62,906
Corporate debt securities	—	500	—	500
Total	$—	$73,885	$—	$73,885

There were no transfers between Level 1 and Level 2 during 2019.

Assets and Liabilities Recorded at Fair Value on a Non-recurring Basis

The Company is predominantly an asset-based lender with real estate and automobiles serving as collateral on approximately 65% and 11%, respectively, of loans as of December 31, 2019. Loans which are deemed to be impaired are valued net of the allowance for loan losses, and assets acquired in the settlement of loans are valued at the lower of cost or net realizable value of the underlying real estate collateral. Such market values are generally obtained using independent appraisals, which the Company considers to be level 2 inputs. The tables below present the recorded amount of assets and liabilities measured at fair value on a non-recurring basis.

158

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 18. Disclosures about Fair Values of Financial Instruments, continued

Assets and Liabilities Recorded at Fair Value on a Non-recurring Basis, continued

	Fair value measurement at reporting date using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	(Dollars in thousands)

December 31, 2019
Financial assets
Loans individually reviewed for impairment	$—	$—	$7,762	$7,762
Assets acquired in settlement of loans	—	—	1,855	1,855
Total	$—	$—	$9,617	$9,617

The Company had no liabilities carried at fair value or measured at fair value on a non-recurring basis at December 31, 2019.

For Level 3 assets and liabilities measured at fair value on a recurring or non-recurring basis as of December 31, 2019, the significant unobservable inputs used in the fair value measurements were as follows:

Description	Significant Valuation Technique	General Range of Significant Unobservable Unobservable Inputs	Input Values

Loans individually reviewed for impairment	Appraisal value; Present value of discounted cash flows	Discounts to appraisals or cash flows for estimated holdings and/ or selling costs	0 - 15%

Assets acquired in settlement of loans	Appraisal value; List or contract price	Discounts to appraisals for estimated holding or selling costs	0 - 15%
159

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 18. Disclosures about Fair Values of Financial Instruments, continued

Fair Value of Financial Instruments

Financial instruments require disclosure of fair value information, whether or not recognized in the consolidated balance sheet, when it is practical to estimate the fair value. A financial instrument is defined as cash, evidence of an ownership interest in an entity or a contractual obligation which requires the exchange of cash. Certain items are specifically excluded from the disclosure requirements, including the Company’s common stock, premises and equipment and other assets and liabilities.

The following is a description of valuation methodologies used to estimate fair value for certain other financial instruments.

Fair value approximates carrying value for the following financial instruments due to the short-term nature of the instrument: cash and due from banks, interest bearing transaction accounts with other banks, restricted cash, federal funds sold and other investments. The carrying amounts of interest receivable and interest payable approximate their fair values.

Certificates of deposit with other banks – The fair value is estimated using discounted cash flow analyses, using interest rates currently offered for instruments with the same remaining maturity.

Loans – The valuation of loans held for investment was impacted by the adoption of ASU 2016-01 during 2018. Prior to adopting the amendments included in the standard, the Company was allowed to measure fair value under an entry price notion. The entry price notion previously applied by the Company used a discounted cash flows technique to calculate the present value of expected future cash flows for a financial instrument. The exit price notion uses the same approach, but also incorporates other factors, such as enhanced credit risk, illiquidity risk and market factors that sometimes exist in exit prices in dislocated markets. As of December 31, 2019, the technique used by the Company to estimate the exit price of the loan portfolio consists of similar procedures to those used as of December 31, 2018, with continued emphasis on both illiquidity risk and credit risk not captured by the previously applied entry price notion. This credit risk assumption is intended to approximate the fair value that a market participant would realize in a hypothetical orderly transaction. Loans are considered a Level 3 classification.

Deposits – Fair value for demand deposit accounts and interest-bearing accounts with no fixed maturity date is equal to the carrying value. The fair value of certificate of deposit accounts are estimated by discounting cash flows from expected maturities using current interest rates on similar instruments.

FHLB Advances and junior subordinated debentures – Fair value is estimated by discounting cash flows from expected maturities using current interest rates on similar instruments.

The Company has used management’s best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts that could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses, which would be incurred in an actual sale or settlement, are not taken into consideration in the fair value presented.

160

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 18. Disclosures about Fair Values of Financial Instruments, continued

Fair Value of Financial Instruments, continued

The estimated fair values of the Company’s financial instruments at December 31, 2019 are as follows:

	Fair value measurement at reporting date using
	Carrying Amount	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	(Dollars in thousands)
December 31, 2019
Financial assets
Cash and due from banks	$31,604	$31,604	$—	$—	$31,604
Interest bearing transaction accounts with other banks	4,900	4,900	—	—	4,900
Federal funds sold	6,275	6,275	—	—	6,275
Certificates of deposit with Other banks	7,751	—	7,821	—	7,821
Other investments	698	—	698	—	698
Loans, net (a)	738,340	—	—	737,998	737,998
Interest receivable	5,743	5,743	—	—	5,743

Financial liabilities
Deposits	$810,449	$—	$811,684	$—	$811,684
FHLB advances and junior subordinated debt	18,088	—	17,997	—	17,997
Interest payable	506	506	—	—	506

(a)	Balances do not include loans captured in the Assets and Liabilities Recorded at Fair Value on a Non-recurring Basis table above.
161

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Note 19. Reportable Segments

The Bank conducts traditional banking operations (the “Core Bank”) and offers specialty automotive lending (“Carbucks”). The Core Bank and Carbucks are the Company’s primary reportable segments for management financial reporting. Thus, business segment structure along primary lending products is consistent with the way management internally reviews financial information and allocates resources. Results for prior periods have been restated for comparability.

The Core Bank consists of commercial and consumer lending and full-service branches in its geographic region with its own management team. The branches provide a full range of traditional banking products as well as treasury services and merchant services. Carbucks consists of specialty floor-plan inventory financing for small automobile dealers. The “Other” column includes the investment securities portfolio, Company-level activities, bank-owned life insurance, net intercompany eliminations, and certain other activities not currently allocated to the aforementioned segments.

The results for these segments are based on the Company’s management reporting process, which assigns balance sheet and income statement items to each segment. Unlike financial reporting, there is no authoritative guidance for management reporting equivalent to GAAP. The Company uses an internal funding methodology to assign funding costs to assets and earning credits to liabilities with an offset in “Other.” The management reporting process measures the performance of the defined segments based on the Bank’s management structure and is not necessarily compatible with similar information for other financial services companies or representative of results that would be achieved if the segments operated as stand-alone entities. If the management structure and/or allocation process change, then allocations, transfers and assignments may change. Segment information is shown in the table below.

	As of and for the year ended December 31, 2019
Dollars in thousands	Core Bank	Carbucks	Other	Total

Interest income	$33,601	$18,967	$11	$52,579
Interest expense	8,704	3,246	1,055	13,005
Net interest income	24,897	15,721	(1,044)	39,574

Provision for loan losses	885	1,883	—	2,768

Noninterest income	1,587	47	—	1,634
Noninterest expense	17,612	10,149	53	27,814

Net income (loss) before taxes	7,987	3,736	(1,097)	10,626
Income tax expense	1,884	901	(223)	2,562

Net income (loss)	$6,103	$2,835	$(874)	$8,064

Total assets	$824,378	$87,109	$158	$911,645

Core Bank – The Bank’s primary business of providing traditional deposit and lending products and services to commercial and retail banking clients.

162

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

GrandSouth Bancorporation and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2019

Carbucks – The banking division that provides specialty floor-plan lending to small automobile dealers in over 20 states.

Note 20. Subsequent Events

The 2019 novel coronavirus (or “COVID-19”) has adversely affected, and may continue to adversely affect economic activity globally, nationally and locally. Following the COVID-19 outbreak in December 2019 and January 2020, market interest rates have declined significantly, with the 10-year Treasury bond falling below 1.00% on March 3, 2020 for the first time. Such events also may adversely affect business and consumer confidence, generally, and the Company and its customers, and their respective suppliers, vendors and processors may be adversely affected. On March 3, 2020, the Federal Open Market Committee reduced the target federal funds rate by 50 basis points to 1.00% to 1.25% with a further 100 basis point reduction on March 16, 2020 to 0.00% to 0.25%. These reductions in interest rates and other effects of the COVID-19 outbreak may adversely affect the Company’s financial condition and results of operations.

The Company has evaluated subsequent events through March 20, 2020, the date the financial statements were available for distribution. No further matters are deemed necessary to report.

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Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

Item 14.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 15.  Financial Statements and Exhibits

(a)	Financial Statements

The financial statements and notes thereto are filed as Item 13 of this registration statement.

(b)	Exhibits

The exhibits required to be filed as part of this registration statement are listed in the Exhibit Index attached hereto and are incorporated herein by reference.

164

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GRANDSOUTH BANCORPORATION

Date: December 3, 2020	By:	/s/ Mason Y. Garrett
Mason Y. Garrett
Chairman and Chief Executive Officer
165

Confidential Treatment Requested by GrandSouth Bancorporation

Pursuant to 17 C.F.R. Section 200.83

EXHIBIT INDEX

Exhibit No.	Description
2.1	Plan of Exchange dated June 7, 2000 between GrandSouth Bancorporation and GrandSouth Bank (incorporated by reference to Exhibit 2 of the Company’s Quarterly Report on Form 10-QSB filed on November 14, 2000)
3.1	Articles of Incorporation of GrandSouth Bancorporation dated June 7, 2000 (incorporated by reference to Exhibit 3 of the Company’s Quarterly Report on Form 10-Q filed on May 15, 2009)
3.2	Articles of Amendment of GrandSouth Bancorporation dated January 5, 2009 (incorporated by reference to Exhibit 3 of the Company’s Quarterly Report on Form 10-Q filed on May 15, 2009)
3.3	Articles of Amendment of GrandSouth Bancorporation dated January 5, 2009 (incorporated by reference to Exhibit 3 of the Company’s Quarterly Report on Form 10-Q filed on May 15, 2009)
3.4	Articles of Amendment of GrandSouth Bancorporation dated December 8, 2009 (incorporated by reference to Exhibit 4.1(a) of the Company’s Current Report on Form 8-K filed on December 14, 2009)
3.5	Articles of Amendment of GrandSouth Bancorporation dated December 8, 2009 (incorporated by reference to Exhibit 4.1(b) of the Company’s Current Report on Form 8-K filed on December 14, 2009)
3.6	Articles of Amendment of GrandSouth Bancorporation dated February 12, 2010 (incorporated by reference to Exhibit 3 of the Company’s Current Report on Form 8-K filed on February 12, 2010)
3.7	Articles of Amendment of GrandSouth Bancorporation dated September 6, 2011*
3.8	Amended and Restated Bylaws of GrandSouth Bancorporation dated September 16, 2020*
4.1	Description of GrandSouth Bancorporation’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (included as Item 11 of this registration statement)
4.2	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 10-KSB filed on April 2, 2001)
4.3	Securities Purchase Agreement dated February 3, 2016 by and among GrandSouth Bancorporation and the certain purchasers identified therein.*
4.4	Amendment to Securities Purchase Agreement dated November 14, 2018 amending Section 4.3 thereof.*
10.1	Noncompetition, Severance and Employment Agreement dated June 19, 2019 between JB Schwiers and GrandSouth Bancorporation*,**
10.2	Severance and Employment Agreement dated March 21, 2012 between J.B. Garrett and GrandSouth Bancorporation*,**
10.3	GrandSouth Bancorporation 2019 Stock Option Plan*,**
10.4	Form of Stock Option Agreement under 2019 Stock Option Plan*,**
10.5	GrandSouth Bancorporation 2009 Stock Option Plan (incorporated by reference to Appendix A of the Company’s Definitive Proxy Statement on Schedule 14A filed on May 18, 2009)**
10.6	Form of Stock Option Agreement under 2009 Stock Option Plan*,**
21.1	Subsidiaries of GrandSouth Bancorporation*

*Filed herewith

**Indicates management contracts or compensatory plans or arrangements

166